2023

Annual Report

GoodRx Holdings, Inc.



GoodRx helps Americans get the ==healthcare they need at a price they can afford.==

"With GoodRx, my medicine is cheaper than with my own insurance plan. It's a lifesaver."

Ed Doyle
GoodRx Consumer



Forward-Looking Statement:

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Annual Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future operations, growth and financial results, our value proposition, the benefits to consumers or GoodRx of our offerings, demand for our offerings, underlying trends in our business, our collaborations, partnerships and relationships with industry participants and other third parties, including our integrated savings program, our hybrid contracting approach, anticipated impacts of the de-prioritization of certain solutions under our pharma manufacturer solutions offering and our cost savings initiatives, our strategic growth priorities, the sunset of the Kroger Savings program, the impact of a grocery chain not accepting PBM pricing on our future results of operations, the benefits of certain personnel, stock compensation, our new stock repurchase program, realizability of deferred tax assets, potential outcomes and estimated impacts of certain legal proceeding, and our market opportunity and potential for growth.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements, including the important factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2023 included herewith, and our other filings with the SEC. These factors could cause actual results to differ materially from those indicated by the forward looking statements made in this Annual Report. Any such forward-looking statements represent management's estimates as of the date of this Annual Report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.

To our valued shareholders:

Rounding Out Year One

As my first year at GoodRx comes to a close, I am both encouraged and energized by the meaningful progress made in 2023. I believe that as we continue to further our mission by helping more Americans find and access affordable healthcare, the stronger this business can become. I'm often asked what surprised me most about GoodRx, and quite honestly, it's how effective the basic value proposition of the Company is and how much consumers and healthcare professionals appreciate what we do. Over the history of the Company, GoodRx has saved consumers approximately $70 billion. In 2023 alone, over 25 million consumers saved approximately $15 billion on their prescriptions using GoodRx. There is big fundamental value here. And while healthcare is highly complex, the role GoodRx plays is pretty simple.

Consumers today are facing rising healthcare costs with plans continuing to increase patient out-of-pocket costs, like deductibles and copays, and increasing gaps in drug coverage with narrower formularies. We believe these market coverage trends are stronger than ever and we don't expect them to change. We believe this reality makes GoodRx an essential part of the American healthcare system as a trusted solution for consumers to access affordable medications in the U.S. Healthcare providers recognize this, which is why we've become a reliable resource for them, and why we estimate that more than 80% of healthcare professionals refer their patients to us[1] and over 750,000 healthcare providers visit GoodRx annually.[2] We believe our ability to create and deliver value across the ecosystem of consumers, healthcare providers and partners, has allowed us to deepen trust, drive demand and further differentiate our offerings and experiences, making GoodRx one of the leading consumer-driven digital healthcare experiences.

For those who have been following both GoodRx and the industry, short-term rivalry among value chain constituents has been a constant, with pharmacies, PBM's, payers and others acting and reacting to drive their interests and their economics. That hasn't impacted our view of our prospects. We believe the tailwinds are increasing for GoodRx: Patient out-of-pocket costs are growing, making GoodRx savings more relevant to more individuals, and as we've shown with the launch of our Integrated Savings Program B2B offering, to employers and their PBMs. Our scale and our return to Adjusted Revenue[6] growth in the third quarter of 2023 showcase the strength of the GoodRx value proposition, and underscore our confidence in our ability to accelerate our growth trajectory.

Top Priorities for Growth

In 2023, we introduced clear priorities that reinforce our value proposition:

1. Make sure we have the strongest network relationships and retail pharmacy strategy possible.

2. Hone our short- and medium-term growth plans for the core prescription transactions offering and align our teams and resources behind it.

3. Scale our pharma manufacturer solutions efforts.

4. Get the right team in place and organize ourselves to execute with speed and quality.

Meaningful Progress in 2023

First, we've been focused on strengthening our retail pharmacy relationships and accelerating the continued success of our hybrid model, which includes retail-direct and PBM-contracting. Our retail-direct approach is where leading pharmacies, as well as smaller grocers and

Fiscal Year 2023 Highlights

~$70B
Saved by consumers cumulatively[3]

~$15B
Saved by consumers in 2023[4]

25M+
Consumers saved on their prescriptions using GoodRx in 2023[5]

750K+
Unique healthcare providers (HCPs) visit GoodRx annually[2]

[1] Based on a survey conducted by GoodRx between January 1, 2023 - December 31, 2023.

[2] Based on internal data on unique healthcare provider ("HCP") visits to GoodRx for the year ended December 31, 2023. A unique HCP who visits GoodRx more than once during a given year is only counted as one unique HCP in that year.

[3] As of 12/31/23. Savings are measured as the difference between the pharmacy list price and the price the consumer pays utilizing a GoodRx code at the same pharmacy. Because consumers of our website and mobile application may switch pharmacies if they find a better discount, our consumer savings calculation includes an estimate of savings achieved based on switching pharmacies.

[4] Based on 2023 consumer savings. Savings are measured as the difference between the pharmacy list price and the price the consumer pays utilizing a GoodRx code at the same pharmacy. Because consumers of our website and mobile application may switch pharmacies if they find a better discount, our consumer savings calculation includes an estimate of savings achieved based on switching pharmacies.

[5] LTM data as of 12/31/23.

[6] Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and presented for supplemental informational purposes only. Please see "Key Financial and Operating Metrics --Non-GAAP Financial Measures" included in Part II, Item 7 of our Annual Report on Form 10-K included herewith for definitions, additional information and reconcilitions to the most directly comparable GAAP measures. In addition, see "Appendix: Quarterly Non-GAAP Financial Measures" section towards the end of this report for reconciliations of quarterly GAAP to non-GAAP measures.

pharmacies, work closely with us to create consumer value while executing against joint revenue and margin targets. We believe this is complementary to our PBM relationships and helps ensure network stability. In the fourth quarter, our contracting efforts with retailers were a driver of topline performance as we continued to sign direct contracts with new pharmacies and expanded the drugs covered by direct contracts within pharmacies. By year-end 2023, we had retail-direct contracts with most of our largest retail pharmacy partners, and our directly contracted medication volume made up a growing minority of our prescription transactions volume.

Our second priority has been to hone our growth plans for our core prescription transactions offering which includes extending the benefit of GoodRx to commercial insurance programs, or 'funded plans'. We've done this through our Integrated Savings Program, or ISP, with PBM partners like CVS Caremark, Express Scripts, MedImpact and Navitus who aggregate demand for our prescription discounts. We are driving real value with payers and their members by seamlessly lowering the cost of their prescriptions automatically at the point of sale. We are quickly becoming a leader in the commercial market for integrated benefits, and while our programs are currently only available to a subset of our partner PBMs' eligible members, these PBMs cover over 60% of eligible U.S. lives[7] so the opportunity could be significant. The early traction on this program is encouraging and we look forward to continuing to ramp it over time by working to add more PBMs and types of prescription transactions to the program.

Third, we've been bringing GoodRx savings to brand drugs through our pharma manufacturer solutions offering. In 2023 we prioritized deal quality, with a focus on foregoing one-off deals and instead creating standardized go-to-market programs that we expect to scale sustainably. Our restructuring of this offering, including rationalizing vitaCare, was essentially complete and is expected to drive margin accretion.

Finally, I believe we have a strong management team in place and are organized to execute effectively. During the year, we made two great executive additions, Dorothy Gemmell, as Chief Commercial Officer, and we welcomed Andrew Slutsky back as our new Chief Marketing Officer, and promoted several high-performing executives including Mike Walsh, who is now our President & EVP, Prescription Marketplace to help us execute with speed and quality. Our team has a nice balance of healthcare and consumer internet expertise, a combination that I believe enables us to create elegant experiences for our 25+ million annual consumers and add distinctive value in healthcare.

During 2023, we began to see positive momentum in the business, both financially and operationally. In the third quarter, we returned to growth on an Adjusted Revenue[6] basis. In the fourth quarter, Adjusted Revenue[6] growth accelerated to 7% year-over-year and we saw increased flow through and margin accretion with our Adjusted EBITDA Margin[6] of 29.1%, up 220 basis points year-over-year, with Adjusted EBITDA[6] growing 15% year-over-year.

This financial performance is the direct result of our efforts executing against our priorities in 2023. I would like to thank our incredible team of dedicated and passionate employees who helped drive our meaningful progress. I'm confident in our belief that our priorities are the right ones to both deliver growth and contribute to shareholder value creation. I believe if we keep doing impactful things that add value for consumers and reduce friction in the system, we'll both help a ton of people and make GoodRx a better business.



Scott Wagner
Interim CEO

Fiscal Year 2023 Highlights

$760.3M
Adjusted Revenue[6]

$217.4M
28.6% Adjusted EBITDA Margin[6]

$138.3M
Net Cash provided by Operating Activities

[6] Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and presented for supplemental informational purposes only. Please see "Key Financial and Operating Metrics --Non-GAAP Financial Measures" included in Part II, Item 7 of our Annual Report on Form 10-K included herewith for definitions, additional information and reconcilitions to the most directly comparable GAAP measures. In addition, see "Appendix: Quarterly Non-GAAP Financial Measures" section towards the end of this report for reconciliations of quarterly GAAP to non-GAAP measures.

[7] Based on 2023 PBM market share data from Drug Channels Institute.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to ____.
Commission File Number: 001-39549

GoodRx Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**47-5104396**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2701 Olympic Boulevard Santa Monica, CA	**90404**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (855) 268-2822

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	GDRX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $423.9 million.

As of February 20, 2024 the registrant had 93,265,744 shares of Class A common stock, $0.0001 par value per share, and 301,731,628 shares of Class B common stock, $0.0001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023 are incorporated herein by reference in Part III.

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Table of Contents

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Glossary of Selected Terminology

As used in this Annual Report on Form 10-K, unless the context otherwise requires, references to:

- "*we*," "*us*," "*our*," the "*Company*," "*GoodRx*," and similar references refer to GoodRx Holdings, Inc. and its consolidated subsidiaries.

- "*Co-Founders*" refers to Trevor Bezdek, our Chairman and a director of the Company, and Douglas Hirsch, our Chief Mission Officer and a director of the Company.

- "*consumers*" refer to the general population in the United States that uses or otherwise purchases healthcare products and services. References to "*our consumers*" or "*GoodRx consumers*" refer to consumers that have used one or more of our offerings.

- "*discounted price*" refers to a price for a prescription provided on our platform that represents a negotiated rate provided by one of our PBM partners at a retail pharmacy or under a direct contract with one of our partner pharmacies. Through our platform, our discounted prices are free to access for consumers by saving a GoodRx code to their mobile device for their selected prescription and presenting it at the chosen pharmacy. The term "discounted price" excludes prices we may otherwise source, such as prices from patient assistance programs for low-income individuals and Medicare prices, and any negotiated rates offered through our subscription offerings: GoodRx Gold ("*Gold*"), and Kroger Rx Savings Club powered by GoodRx ("*Kroger Savings*").

- "*Francisco Partners*" refers to investment funds associated with Francisco Partners, including Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P.

- "*GoodRx code*" refers to codes that can be accessed by our consumers through our apps or websites or that can be provided to our consumers directly by healthcare professionals, including physicians and pharmacists, that allow our consumers free access to our discounted prices or a lower list price for their prescriptions when such code is presented at their chosen pharmacy.

- "*Monthly Active Consumers*" refers to the number of unique consumers who have used a GoodRx code to purchase a prescription medication in a given calendar month and have saved money compared to the list price of the medication. A unique consumer who uses a GoodRx code more than once in a calendar month to purchase prescription medications is only counted as one Monthly Active Consumer in that month. A unique consumer who uses a GoodRx code in two or three calendar months within a quarter will be counted as a Monthly Active Consumer in each such month. Monthly Active Consumers do not include subscribers to our subscription offerings, consumers of our pharma manufacturer solutions offering, or consumers who used our telehealth offering. When presented for a period longer than a month, Monthly Active Consumers is averaged over the number of calendar months in such period. For example, a unique consumer who uses a GoodRx code twice in January, but who did not use our prescription transactions offering again in February or March, is counted as 1 in January and as 0 in both February and March, thus contributing 0.33 to our Monthly Active Consumers for such quarter (average of 1, 0 and 0). A unique consumer who uses a GoodRx code in January and in March, but did not use our prescription transactions offering in February, would be counted as 1 in January, 0 in February and 1 in March, thus contributing 0.66 to our Monthly Active Consumers for such quarter. Monthly Active Consumers from acquired companies are only included beginning in the first full quarter following the acquisition.

- "*Monthly Visitors*" refers to the number of individuals who visited our apps and websites in a given calendar month. Visitors to our apps and websites are counted independently. As a result, a consumer that visits or engages with our platform through both apps and websites will be counted multiple times in calculating Monthly Visitors, while family members who use a single computer to visit our websites will be counted only once. Additionally, Monthly Active Consumers who use a GoodRx code without accessing our apps or websites (since their GoodRx codes were saved in their profile at the pharmacy), will not be counted as Monthly Visitors. When presented for a period longer than a calendar month, Monthly Visitors is averaged over each calendar month in such period.

- "*Partner pharmacies*" refers to select licensed pharmacies with whom we have direct contractual agreements.

- "*PBM*" refers to a pharmacy benefit manager. PBMs aggregate demand to negotiate prescription medication prices with pharmacies and pharma manufacturers. PBMs find most of their demand through relationships with insurance companies and employers. However, nearly all PBMs also have consumer direct or cash network pricing that they negotiate with pharmacies for consumers who choose to purchase prescriptions outside of insurance.

- "*pharma*" is an abbreviation for pharmaceutical.

- "*savings*," "*saved*" and similar references refer to the difference between the list price for a particular prescription at a particular pharmacy and the price paid by the GoodRx consumer for that prescription utilizing a GoodRx code available through our platform at that same pharmacy. In certain circumstances, we may show

3

a list price on our platform when such list price is lower than the negotiated price available using a GoodRx code and, in certain circumstances, a consumer may use a GoodRx code and pay the list price at a pharmacy if such list price is lower than the negotiated price available using a GoodRx code. We do not earn revenue from such transactions, but our savings calculation includes an estimate of the savings achieved by the consumer because our platform has directed the consumer to the pharmacy with the low list price. This estimate of savings when the consumer pays the list price is based on internal data and is calculated as the difference between the average list price across all pharmacies where GoodRx consumers paid the list price and the average list price paid by consumers in the pharmacies to which we directed them. We do not calculate savings based on insurance prices as we do not have information about a consumer's specific coverage or price. We do not believe savings are representative or indicative of our revenue or results of operations.

- "*subscribers*" and similar references refers to our consumers that are subscribed to either of our subscription offerings, Gold or Kroger Savings. References to subscription plans as of a particular date represents an active subscription to either one of our aforementioned subscription offerings as of the specified date. Each subscription plan may represent more than one subscriber since family subscription plans may include multiple members.

- "*Silver Lake*" and similar references refer to investment funds associated with Silver Lake Partners, including SLP Geology Aggregator, L.P.

- "*Spectrum*" refers to investment funds associated with Spectrum Equity, including Spectrum Equity VII, L.P., Spectrum VII Investment Managers' Fund, L.P., Spectrum VII Co-Investment Fund, L.P.

Certain monetary amounts, percentages, and other figures included in this Annual Report on Form 10-K have been subject to rounding adjustments. Percentage amounts included in this Annual Report on Form 10-K have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report on Form 10-K may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Certain other amounts that appear in this Annual Report on Form 10-K may not sum due to rounding.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, our value proposition, our collaborations and partnerships with third parties, including our integrated savings program, our direct contracting approach with select pharmacies, anticipated impacts of the de-prioritization of certain solutions under our pharma manufacturer solutions offering and our cost savings initiatives, the sunset of the Kroger Savings program, the impact of a grocery chain not accepting PBM pricing ("grocer issue") on our future results of operations, stock compensation, our new stock repurchase program, realizability of deferred tax assets, potential outcomes and estimated impacts of certain legal proceedings, business strategy, our plans, market opportunity and growth and our objectives for future operations.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we do not plan to publicly update or revise any

forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

Additionally, any discussion of certain environmental, social and governance ("ESG") assessments, goals and relevant issues in our filings with the Securities and Exchange Commission (the "SEC"), including this filing, or other locations, such as our corporate website, is informed by various ESG standards and frameworks (including standards for the measurement of underlying data) and the interests of various stakeholders. As such, such information may not be, and should not be interpreted as necessarily being, "material" under the federal securities laws for SEC reporting purposes. Furthermore, much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For additional information, please see Part I, Item 1A, "Risk Factors – The increasing focus on ESG initiatives could increase our costs, harm our reputation and adversely impact our financial results."

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these risks and uncertainties when investing in our Class A common stock. The principal risks and uncertainties affecting our business include the following:

- Risks related to our limited operating history and early stage of growth could materially adversely impact our business, financial condition, and results of operations;

- We may be unsuccessful in achieving broad market education and changing consumer purchasing habits;

- We may be unable to continue to attract, acquire and retain consumers, or may fail to do so in a cost-effective manner;

- We rely significantly on our prescription transactions offering and may not be successful in expanding our offerings within our markets, particularly the U.S. prescriptions market, or to other segments of the healthcare industry;

- Our business is subject to changes in medication pricing and is significantly impacted by pricing structures negotiated by industry participants;

- We generally do not control the categories and types of prescriptions for which we can offer savings or discounted prices;

- We rely on a limited number of industry participants;

- We operate in a very competitive industry and we may fail to effectively differentiate our offerings and services from those of our competitors, which could impair our ability to attract and acquire new consumers and retain existing consumers;

- A pandemic, epidemic or outbreak of an infectious disease in the United States, such as COVID-19, has and could in the future adversely impact our business;

- Our estimated addressable market is subject to inherent challenges and uncertainties. If we overestimate the size of our addressable market or the various markets in which we operate, our future growth opportunities may be limited;

- We calculate certain operational metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business;

- We may be unable to successfully respond to changes in the market for prescription pricing, and may fail to maintain and expand the use of GoodRx codes through our apps and websites;

- We may be unable to maintain a positive perception regarding our platform or maintain and enhance our brand;

- We are obligated to maintain effective internal control over financial reporting and any failure to maintain effective internal controls may cause us to not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock;

- Use of social media, emails and text messages may adversely impact our reputation, subject us to fines or other penalties or be an ineffective source to market our offerings;

- We depend on our information technology systems, and those of our third-party vendors, contractors and consultants, and any failure or significant disruptions of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and results of operations;

- Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these laws and regulations could substantially harm our business and results of operations;

- Our business relies on email, mail and other messaging channels and any technical, legal or other restrictions on the sending of such correspondence or a decrease in consumer willingness to receive such correspondence could adversely affect our business;

- We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act;

- Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations;

- Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited;

- We may be unable to realize expected benefits from our restructuring and cost reduction efforts and our business might be adversely affected;

- We rely on the performance of members of management and highly skilled personnel, and if we are unable to attract, develop, motivate and retain well-qualified employees, our business could be harmed;

- We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, technologies or products, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have a material adverse effect on us;

- Restrictions in our debt arrangements could adversely affect our operating flexibility, and failure to comply with any of these restrictions could result in acceleration of our debt;

- Our business depends on network and mobile infrastructure and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays and loss of consumers;

- We depend on our relationships with third parties and would be adversely impacted by system failures or other disruptions in the operations of these parties;

- Changes in consumer sentiment or laws, rules or regulations regarding the use of cookies and other tracking technologies and other privacy matters could have a material adverse effect on our ability to generate revenues and could adversely affect our ability to collect proprietary data on consumer behavior;

- We are subject to a series of risks related to climate change;

- The increasing focus on environmental, social and governance initiatives could increase our costs, harm our reputation and adversely impact our financial results;

- Risks related to our intellectual property could materially adversely impact our business, competitive position, financial condition, and results of operations;

- Risks related to the healthcare industry could materially adversely impact our business, financial condition, and results of operations;

- Risks related to our organizational structure, including agreements and relationships with significant stockholders, could materially adversely impact our business, financial condition and results of operations;

- We are, and may become in the future, subject to various legal proceedings and claims that arise in or outside the ordinary course of business, which may require significant management time and attention, result in significant legal expenses and may result in unfavorable outcomes, which may have a material adverse effect on our business, operating results and financial condition, and negatively affect the price of our Class A common stock; and

- We may be unable to accurately forecast revenue and appropriately plan our expenses in the future.

PART I

Item 1. Business.

Overview

Our mission is to help Americans get the healthcare they need at a price they can afford. To achieve this, we are building the leading, consumer-focused digital healthcare platform in the United States.

GoodRx was founded to solve the challenges that consumers face in understanding, accessing, and affording healthcare. We started with a price comparison tool for prescriptions, offering consumers free access to lower prices on their medication. This price comparison platform processes over 320 billion pricing data points every day and integrates that data into a user-friendly interface which provides consumers with curated, geographically relevant prescription pricing, and access to negotiated prices through GoodRx codes that can be used to save money on prescriptions across the United States.

Today, we believe our expanded platform improves the health and financial well-being of American families by providing easy access to price transparency and affordability solutions for generic and brand medications both for consumers and healthcare providers, other healthcare services, including telehealth services, and wellness related content. We believe that our offerings provide significant savings to consumers, and can help drive greater medication awareness, access and adherence, faster treatment and better patient outcomes that also benefit the broader healthcare ecosystem and its stakeholders.

We see exciting growth potential as we continue to attract new consumers through our existing offerings, launch new offerings to address more of the needs of healthcare consumers, and improve healthcare affordability and access for all Americans. As we extend our platform, we believe that we can create multiple monetization opportunities at different stages of the consumer healthcare journey, enabling us to drive higher expected consumer lifetime value without significant additional consumer acquisition costs.

Industry Challenges

Despite the approximately $4.5 trillion U.S. healthcare market being one of the largest sectors of the U.S. economy, it remains opaque and highly fragmented for consumers. Even simple healthcare transactions, such as finding a doctor or filling a prescription at an affordable price, are often difficult. This can lead to confusion, inefficiency and unneeded additional costs for consumers and the healthcare system. The pharmacy is the de-facto "front door" to American healthcare, with frequent consumer interaction and engagement. However, finding affordable prices for prescriptions is complicated by a lack of price transparency, a confusing reimbursement and insurance landscape and a fragmented marketplace in which the list prices for the same medication can vary significantly across pharmacies. We believe that these challenges are driven in part by a lack of solutions that enable consumers to easily search, discover and access the product or service that they need at an affordable price. Consumer-focused technology solutions are essential in healthcare given that the stakes involve peoples' health and lives.

Our Market Opportunity

A paradigm shift is occurring in healthcare as consumers are both increasingly informed and cost-conscious. We believe that allowing people to transact using more information than ever before will help Americans consume healthcare more efficiently. This can be accomplished by providing a healthcare platform that allows consumers to search a broad range of choices and offerings, discover what is best for them, transact based on their preferences, and receive the best price while doing so.

We believe this market opportunity is substantial and estimate the total addressable market ("TAM") for our primary solutions to be between $534 billion and $607 billion. This includes a $515 billion to $588 billion prescription opportunity, which is inclusive of our estimated value of prescriptions that are written but not filled, and a $19 billion pharma manufacturer solutions opportunity.

Prescription Opportunity

We started our business with a focus on the U.S. prescriptions market. The majority of the utilization of our platform relates to generic medications. We also enable consumers to save on brand medications. We believe that the prices available through our platform are highly competitive, for both insured and uninsured consumers, and our platform enables consumers to save on prescription medications regardless of whether the consumer is insured or not. We believe we can drive significant growth in our prescription opportunity through our ability to continue to provide attractive prescription pricing to consumers.

Pharma Manufacturer Solutions Opportunity

Brand medications tend to be expensive, and insurance coverage is complicated and may be restrictive. Pharma manufacturers provide affordability solutions, such as co-pay cards, patient assistance programs and other savings options, so that consumers can access their medications. We partner with pharma manufacturers to advertise and integrate these affordability solutions into our platform. We believe this offering can deliver incremental margin as we deploy these solutions across our existing base of consumers and visitors, introduce new solutions, and increase the number of brands and manufacturers with which we work.

Our Value Proposition

We positively impact many key stakeholders in the healthcare ecosystem. We believe that consumers, healthcare providers, PBMs, pharmacies and pharma manufacturers all win with GoodRx. This, in turn, can drive beneficial and self-reinforcing network effects.

Our value proposition by stakeholder is described below:

- ***Consumers:*** Our platform provides consumers with a variety of mobile-first offerings designed to make their access to healthcare simple and more affordable. These solutions increase medication adherence, reduce strain on hospital emergency departments and physicians, and improve health outcomes.

  ◦ Our prescription transactions offering, part of our prescription marketplace, provides curated, geographically relevant price comparisons and negotiated prices on prescriptions that generate substantial savings to our consumers. Our negotiated prices for prescriptions are often cheaper than the average commercial insurance co-pays. Access to discounted prices is free for consumers through our platform.

  ◦ Our subscription offerings, part of our prescription marketplace, provide consumers and their families with access to even lower prescription prices on select medications in select pharmacies for a monthly or annual subscription fee. Gold also provides mail delivery and discounted access to our GoodRx Care telehealth services at no additional cost.

  ◦ Our pharma manufacturer solutions offering provides advertising and integrated consumer affordability solutions to pharma manufacturers with the goal of improving access to and affordability of brand medications for consumers.

  ◦ Our platform provides educational resources to help inform consumers about their healthcare. We provide consumers with expert medication information, as well as pricing and coverage information made possible through our robust data sources and staff of experienced researchers. We launched GoodRx Health in 2021 to make it easier for consumers to find the healthcare answers they need.

- ***Healthcare Professionals:*** Physicians and other healthcare professionals are motivated to help patients, and, increasingly, are judged by patient outcomes. We help these healthcare professionals improve patient outcomes by encouraging medication adherence and providing a consumer-friendly service. In addition, our enhanced Provider Mode released in 2022, as part of our GoodRx for Providers platform initially launched in 2021, provides healthcare providers with a more customized experience and tools to support patients throughout their healthcare journey. Further, we are able to integrate our pricing information and GoodRx codes directly into Electronic Health Record ("EHR") systems, enabling healthcare professionals to provide prices from our platform directly to their patients at the point of prescribing, including via EHR-sent text messages and emails. We help physicians engage with patients more efficiently through our products and services.

- ***Healthcare Companies:*** PBMs, pharmacies and pharma manufacturers use our platform to reach and provide affordability solutions to consumers. We play a valuable role within the healthcare ecosystem by aggregating, normalizing, and presenting information from all of these constituents on a single platform for the consumer. Through the deep relationships that we have developed with these stakeholders over many years, we are able to continually improve our offerings and achieve better pricing outcomes for consumers.

  ◦ *Pharmacy Benefit Managers:* PBMs aggregate consumer demand to negotiate prescription medication prices with pharmacies and manufacturers. PBMs aggregate most of their demand through relationships with insurance companies and employers. However, nearly all PBMs also have consumer direct or cash network pricing that they negotiate with pharmacies for consumers who choose to purchase prescriptions outside of insurance. We provide a platform through which PBMs can drive incremental volume to these networks by offering their discounted prices to our consumers. We expand the market for PBMs by increasing their cash network transaction volumes and by adding new consumers to the overall prescriptions market, many of whom, both insured and uninsured, would otherwise not fill their prescriptions because of high deductibles or prices. We believe that, for many of our PBM partners, we are their only significant direct-to-consumer channel. To date, no PBM

has terminated a relationship with GoodRx, Inc., which highlights the strength of our relationships alongside the value we deliver.

◦ *Pharmacies:* With GoodRx, pharmacies can reduce 'walk away' patients and prescriptions abandoned at the counter due to high cost, and can also increase overall sales through additional foot-traffic. We work closely with pharmacies to ensure that pharmacists are educated on how to use our apps and websites, and know how to apply GoodRx codes at the point of sale. Additionally, we enter into direct contractual agreements with select pharmacies to provide consumers access to discounted prices and further drive incremental sales to these partner pharmacies. Consumers can use GoodRx at nearly every retail pharmacy in the United States.

◦ *Pharma Manufacturers:* Brand medications tend to be more expensive than generics, and insurance coverage is complicated. GoodRx works with pharma manufacturers to advertise, integrate and enhance consumer awareness, access and uptake of their various savings solutions for brand medications, increasing the likelihood that a consumer will start or continue to take their prescribed medication.

Our Offerings

Prescription Marketplace

Our prescription marketplace consists of our prescription transactions offering and our supplemental subscription and telehealth offerings. Through our GoodRx Care platform, we offer consumers access to telehealth visits on a cash-pay basis outside of insurance. We believe our telehealth offering principally enhances the accessibility of our prescription transactions and subscription offerings for consumers.

<u>*Prescription Transactions Offering*</u>

We have built a vast network of relationships, contracts and integrations with key stakeholders in the healthcare industry. Our proprietary technology enables us to aggregate prescription pricing data points from sources spanning the healthcare industry. We structure and normalize the presentation of the data to give consumers curated, geographically relevant pricing information that is accessible through our apps or websites for free. By normalize, we refer to a process of taking the various different pricing methodologies and medication lists from each of our sources, and homogenizing the presentation of this data so that prices are directly comparable. Consumers can choose the lowest price from a selection of nearby pharmacies, save a GoodRx code to their mobile device for free and present that code at their pharmacy to access that low price.

Once a consumer has used a GoodRx code from our platform to purchase a prescription, that code is recorded in the pharmacy's database and the consumer is not required to present their GoodRx code again for subsequent prescription refills, or, in many cases, for additional prescriptions that the consumer purchases at that pharmacy. We earn revenue upon the initial usage of the GoodRx code when the consumer realizes savings compared to the list price at the pharmacy, and we continue to earn revenue when the consumer returns to the pharmacy for refills and new prescriptions. This results in high and increasing repeat activity, which refers to the second and later use of our discounted prices by a single GoodRx consumer, on our platform. We track prices and update our database on a daily basis, which helps ensure that consumers have access to accurate prescription pricing.

Our pricing sources span the healthcare industry and include PBMs, pharmacies, pharma manufacturers, patient assistance programs, and others, making it difficult to replicate the data we possess and share with consumers. We believe it is important to work with as many of the key stakeholders of the healthcare industry as possible in order to increase the affordability options for our consumers. Our broad set of long-term relationships across the industry, combined with our proprietary platform, allows us to present highly competitive prices to consumers.

PBMs are the most common source of pricing information. Our proprietary technology enables us to combine prices from multiple PBMs and other industry sources and display it on a single consumer interface. We believe that we maintain the largest database of aggregated pricing information across PBMs in the United States. When a transaction occurs in which one of our consumers fills a prescription and saves compared to the list price using a GoodRx code, the PBM receives a portion of the price that the consumer paid. We receive a percentage of this amount or a fixed payment from the PBM as compensation for directing the consumer to that PBM's pricing and the pharmacy.

As we help more consumers save money on their medications and drive additional traffic through various PBMs, we increase our scale, which we believe over time leads to lower prices for our consumers. We have steadily increased the number of PBMs with which we work over time. To date, no PBM has terminated a relationship with GoodRx, Inc. Even if a contract with a PBM were to be terminated, many of our contracts require the PBM to continue to pay us for activity by consumers originally directed to their pricing by us, even subsequent to the contract termination. The ongoing payment obligation can continue for so long as the underlying PBM-specific pricing is used, or for certain partners, for a specified multi-year period, depending on the terms of our contract with the PBM. Throughout our history, we have been able to help our consumers realize increased savings. PBM mix and relative share on our platform has varied over time as we have added new PBMs and as certain PBMs have delivered more or less favorable pricing relative to other PBMs. Even as the

mix has changed, we have continued to grow the number of pricing data points processed by our platform and deliver a strong value proposition to our consumers. We believe that our sources of pricing are sufficiently broad and robust that the loss of any one PBM or other healthcare partner would generally result in minimal disruption in our ability to provide competitive discounts and pricing. Although the majority of our pricing information comes from PBMs, we also collect pricing data points from other sources. Starting in 2023, we commenced operation of our integrated savings programs, which integrates our competitive discounts and pricing in a seamless experience at the pharmacy counter for eligible plan members served by certain PBM partners. Eligible plan members only need to utilize their existing benefit card at their preferred in-network pharmacy to benefit from our discounts and pricing, with no further action required.

In 2022, we began to enter into direct contractual agreements with select pharmacies to complement the existing contractual agreements with our PBM partners. We believe our hybrid approach will help us build stronger lines of communication and stronger relationships with our retailers by helping drive traffic and margin while continuing to deliver great affordability to consumers. Our direct agreements with partner pharmacies enable us to negotiate more competitive prescription prices offered at these pharmacies and therefore provide an additional source of pricing information to be displayed on our platform, creating pricing transparency and value for consumers. We receive a fixed or variable fee from our partner pharmacy as compensation for processing the consumer's claim at the point of sale.

Subscription Offerings

Our subscription offerings provide additional benefits to consumers of our prescription transactions offering. We leverage our relationships across the healthcare ecosystem and our product expertise to provide subscribers with even greater savings and convenience at select pharmacies. Our subscription offerings are designed to be easy to use and provide subscribers with added benefits and features, such as increased discounts on prescription prices, discounted virtual care visits, and free home delivery on eligible medications.

- *Gold:* We offer a subscription savings program whereby subscribers generally pay a monthly or annual fee for access to even lower prices in select participating pharmacies amongst other benefits, including a mail delivery feature.

- *Kroger Savings:* We partner with Kroger, one of the largest retail pharmacies in the United States, to offer a tailored subscription product to Kroger consumers for an annual fee, a portion of which we share with Kroger. Subscribers access lower prescription prices at Kroger pharmacies. We manage key aspects of the program, including subscriber registration, consumer billing, transaction processing and marketing services under an agreement where subscribers were able to enroll in the Kroger Savings through July 1, 2023 in order to continue to fully serve enrolled consumers through the expected sunset of the program in July 2024.

Pharma Manufacturer Solutions Offering

Brand medications tend to be expensive, and insurance coverage is complicated and may be restrictive. As a result, many consumers are not able to access or afford these medications.

Pharma manufacturers provide affordability solutions such as co-pay cards, patient assistance programs, care portals and other savings options so that consumers can access their medications. We partner with pharma manufacturers to advertise and integrate these affordability solutions into our platform. For example, a consumer searching for a brand medication on our platform can select their insurance status and related criteria so that we can automatically determine their eligibility for specific manufacturer savings solutions, and route them to the best option.

In addition, the patient can sign up for ongoing savings alerts related to that medication. We believe our trusted brand, large volume of high intent consumers and easy-to-use interface make our platform highly attractive to pharma manufacturers. These solutions generally increase medication awareness, access and adherence and can lead to faster treatment and better patient outcomes.

We believe our pharma manufacturer solutions offering delivers a product that both increases overall consumer satisfaction and drives incremental consumer lifetime value at a low incremental cost to us.

We expect to grow this offering through further engagement with pharma manufacturers. We believe this offering can deliver incremental margin as we deploy these solutions across our existing base of consumers and visitors.

Sales & Marketing

Consumers come to our platform organically and also through our sales and marketing initiatives. The GoodRx brand benefits from word-of-mouth recommendations to consumers from friends, healthcare professionals and pharmacists, as well as press coverage, which drives significant unpaid traffic to our apps and websites.

In addition to organic consumer acquisition, our sales and marketing efforts are designed to bring new consumers onto our platform for the first time and to re-engage existing consumers. We acquire new consumers through a variety of channels, including: (i) direct to consumer marketing which includes TV, paid search or other digital campaigns; (ii) marketing through healthcare partnerships which includes marketing materials in physician offices and integrating pricing from our platform into EHR providers' prescribing workflows so that healthcare professionals can provide prices from our

platform to their patients at the point of prescribing; (iii) marketing through partnerships with other affiliates to distribute our discounts and solutions to a broader target audience outside of the healthcare ecosystem; and (iv) through content creation which increases traffic to the GoodRx apps and websites such as from GoodRx Health, which provides visitors with thousands of articles with research-backed answers to health questions and provides us with more opportunities to convert visitors to active consumers. We have and may in the future offer incentives to certain consumers that further reduce discounted prices offered on our platform for a limited time and on a limited number of prescription drugs to attract new and re-engage existing consumers.

We believe that we still have significant opportunities to improve our unaided awareness, to build our brand, as well as to scale existing marketing channels, and unlock new ones.

We also deploy a variety of consumer retention tools on our platform, such as savings information retained in pharmacy databases so consumers do not have to re-present GoodRx codes, providing alerts and refill reminders to consumers and links to our other offerings to improve consumer's overall experience using our platform, and strong consumer support and patient advocacy services to help consumers understand how best to afford their medication.

Our Technology

The key elements of our technology include:

- **Proprietary Pricing Engine:** Our price ingestion technology enables us to link with multiple sources spanning the healthcare industry. In addition, we have proprietary patented technology related to collecting and normalizing prices from multiple PBMs and presenting them using a single consumer interface.

- **Constant Data Refresh:** Displaying our prescription- and location-specific list of prices to each consumer in near real-time requires the rapid processing of a significant amount of data, the use of complex predictive models, and sophisticated software programming and design.

- **Living Database:** Our dataset becomes more comprehensive and accurate with every prescription filled. We use our proprietary algorithms to create actionable insights and continuously improve our consumer experience. Our database is central to the value that we provide to our consumers through accurate pricing and improved recommendations. We refer to our data as "living," meaning that it is dynamic and continually being updated or refined.

- **Artificial Intelligence/Machine Learning:** Our engine is also able to learn from and react to changes in prescribing habits or to ensure that consumers are selecting the accurate dosing or form of a given medication. For example, our engine will automatically show the most common dose of a given medication. We also take into account pharmacy-level dispensing patterns that may impact the price of a medication, such as when two pharmacy locations that are part of the same pharmacy chain dispense the same medication, but source the medication from different manufacturers.

- **Scalable:** Our digital platform is cloud native, scalable and reliable. We leverage major third-party cloud and data service providers and have built a modular system of services on top of this infrastructure.

- **Secure:** Trust is critical to our relationship with both our consumers and our partners and we take security and privacy very seriously. We implement security procedures and policies informed by various industry-standard frameworks. Our operations are audited annually as part of a SOC2 audit, based on principles developed by the American Institute of Certified Public Accountants and we have obtained SOC2 certification with respect to our prescription transactions offering and subscription offerings. In addition, our security is tested through our bug-bounty program. We continue to expand our team and solutions to address emerging risks and changes in the threat landscape.

Our Growth Strategy

The key elements of our growth strategy include:

- **Continue to Attract New Consumers:** We believe that we have a significant opportunity to serve all Americans. By growing awareness of our existing offerings and through the extension of our platform into many of the other areas of healthcare that lack price transparency and consumer empowerment, we believe that we can address an increasingly larger portion of the healthcare market in the United States and fill more gaps across the healthcare journey for our consumers.

- **Continue to Facilitate Existing GoodRx Consumers' Adoption of Multiple GoodRx Offerings:** We aim to increase the number of our monetization channels used by our existing consumers. We believe that this will result in higher consumer satisfaction and be accretive to our consumer lifetime value and to our margins in the medium to long term, without significant additional consumer acquisition costs.

- **Continue to Build the GoodRx Brand:** We believe that there are significant opportunities to increase awareness and educate healthcare consumers regarding prescription pricing, as well as our platform and

solutions. As we continue to build our brand, we anticipate that many of the consumers who do not fully understand prescription pricing, or that are not aware of tools such as our platform, will begin using our platform.

- **Invest in Product Offerings:** We plan to continue to invest in and scale our range of product offerings to better address the needs of consumers, provide them with better pricing, and improve their overall healthcare journey. We have a multi-prong approach for this strategy which includes:

  ◦ **Pharma Manufacturer Solutions Offering:** We believe our trusted brand, large volume of high intent consumers and easy-to-use consumer experience make our offering highly attractive to pharma manufacturers. The solutions offered by pharma manufacturers on our platform can increase the likelihood that consumers will start to take or continue to take their prescribed medication. We plan to continue to expand the number of pharma manufacturers with which we work, increase brand penetration, and increase the number of solutions each of them uses, as well as enhance our existing offerings and introduce new integrated technology solutions that will allow manufacturers to interact with our consumer base more effectively.

  ◦ **Subscription Offerings:** We believe our subscription offerings, and our Gold subscription offering in particular, have higher lifetime value than our prescription transactions offering. We will continue to increase the value proposition for consumers by bundling various existing and new offerings in affordable and consumer-friendly subscription packages.

- **Future Expansion Opportunities:** We believe there are many other areas of healthcare that could benefit from the transparency and accessibility provided by our platform. While we are currently focused on scaling our existing offerings, we see attractive opportunities to deploy our expertise in markets such as clinical trials, insurance marketplaces, in person doctor visits and prescription delivery, differentiated features and services for healthcare providers such as our enhanced Provider Mode released in 2022, as part of our GoodRx for Providers platform initially launched in 2021, that provides healthcare providers with a more customized experience and tools to support patients throughout their healthcare journey, among others. As we continue to grow our brand awareness and consumer base, selling additional products and services into our large acquired base will drive an attractive incremental margin opportunity.

- **Pursue Strategic Partnerships and Acquisitions:** We are a valuable partner to a variety of healthcare constituents. We have entered into a number of strategic agreements in recent years. For example, in 2022, we began to enter into direct contractual agreements with select pharmacies to complement the existing contractual agreements with our PBM partners. In addition, starting in 2023, through our partnerships with Express Scripts and CVS Caremark, we commenced operation of our integrated savings programs, which integrates our competitive discounts and pricing in a seamless experience at the pharmacy counter for eligible plan members they serve. Eligible plan members only need to utilize their existing benefit card at their preferred in-network pharmacy to benefit from our discounts and pricing, with no further action required. As part of our business strategy, we will continue to pursue strategic opportunities, including commercial relationships and acquisitions, to strengthen our market position and enhance our capabilities.

- **Drive Shareholder Value:** We are focused on delivering consistent and efficient growth by reprioritizing investments to where they are most needed while delivering to consumers what they have come to expect from GoodRx. For example, in late 2023, we implemented a multi-phase plan to de-prioritize certain solutions under our pharma manufacturer solutions offering (the "Restructuring Plan") as part of our continued strategic focus on scaling and re-balancing our cost structure to drive improved margins and shareholder value. The Restructuring Plan was substantially completed as of December 31, 2023 and we will continue to monitor our cost structure and strategic priorities.

Competition and Industry Participants

Although we have built and scaled a differentiated consumer internet platform, we face a variety of types of competition. We believe that our primary barrier to adoption is awareness. Americans have historically not had to be active consumers of healthcare since benefit plans were more generous and open than they are today. Many consumers are not aware that prices for the same prescription vary between pharmacies or that there are competitive cash prices available that may be lower than insurance prices.

We principally compete with companies that provide prescription savings and solutions to pharma manufacturers. New entrants may also enter our industry and compete with us. Generally, we believe that we are able to compete effectively against these organizations based on our brand, scale, pricing and consumer experience. Our competitors vary in size and breadth of their offerings.

- In prescriptions discounts and price comparisons, our competition is fragmented and consists of competitors that are both larger and smaller than us in scale, including large e-commerce companies.

- Our pharma manufacturer solutions offering competes for advertising and market access budget allocation against platforms on which manufacturers can reach consumers, including health-related websites and mobile apps, and services supporting patient access. We believe that our trusted brand and our platform allows us to engage patients about the cost of their brand medications.

There is currently significant concentration in the U.S. healthcare industry, and in particular there are a limited number of PBMs, including pharmacies' in-house PBMs, and a limited number of national pharmacy chains. If we are unable to retain favorable contractual arrangements with our PBM partners, including any successor PBMs should there be further consolidation of PBMs, we may lose them as customers, or the negotiated rates provided by such PBMs may become less competitive, which could have an adverse impact on our platform.

A limited number of PBMs generate a significant percentage of the discounted prices that we present through our platform and, as a result, we generate a significant portion of our revenue from contracts with a limited number of PBMs. We work with more than a dozen PBMs that maintain cash networks and prices, and the number of PBMs we work with has significantly increased over time, limiting the extent to which any one PBM contributes to our overall revenue; however, we may not expand beyond our existing PBM partners and the number of our PBM partners may even decline. For additional information, see "We rely on a limited number of industry participants." in Part I, Item 1A, "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Intellectual Property

Our success depends in part on our ability to obtain and maintain intellectual property protection for our products and technology platform, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating valid and enforceable intellectual property rights of others. We protect our intellectual property, including our brand, through a combination of trademarks, patents, trade secrets, contractual provisions that restrict partners from infringing on our intellectual property, intellectual property assignment agreements, licensing agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as our position as the largest healthcare-focused internet platform for prescription prices and discounts, our scale and the network effects enabled by these factors, as well as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success.

Our patents and patent applications relate to software and services, including our ability to combine prices from multiple PBMs together in a single consumer interface. Our issued patents begin expiring in 2034, excluding any patent term adjustment. Our most material trademark asset is the registered trademark for our brand, "GoodRx," and for the use of the color yellow in the prescription discounts space. Additionally, we have registered domain names for websites that we use in our business, such as www.goodrx.com

We continually review our development efforts to assess the existence and patentability of new intellectual property and we intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. For more information regarding risks related to intellectual property, please see Part I, Item 1A, "Risk Factors—Risks Related to Intellectual Property."

Philanthropy

Philanthropy continues to evolve at our company, with cross-functional teams collaborating in an effort to make a bigger impact than ever before. Throughout our history, helping others is an integral part of our DNA, and we regularly look for new and innovative ways to support our employees and partners while giving back to our communities. To reach these goals, in 2023, we onboarded a new corporate social responsibility platform with a focus on enabling convenient donation processing, fundraising, volunteer organizing, and communications—all in one place. We believe that philanthropic endeavors help contribute to happier and more effective employees, better community engagement, and overall better business.

In addition, through "Good To Give," our employee-led donation program, we have supported over 20 nonprofit organizations in 2023, with donations totaling approximately $50,000. These nonprofit organizations were nominated and voted for by our employees, furthering our efforts to support our workforce and nurture our company value of "Doing Good." We have made financial contributions to a broad range of organizations, including those dedicated to helping our most vulnerable communities, addressing important issues such as youth mentorship, healthcare research, and social services.

We also introduced "Giving Season" in 2023, a year-end initiative to encourage employee involvement in charitable acts. As part of this initiative, we held volunteering activities simultaneously across our offices, as well as remote opportunities, to help communities in need during the winter months. These volunteering opportunities involved assembling clean water filters, building stuffed toys for children in hospitals and shelters, and donating warm clothes to new immigrant families. Furthermore, in 2023, we launched our Company-wide matching program, where employees were eligible to match up to $50 in donations to a nonprofit organization of their choice.

Our People and Culture

Our people are essential to our success. We believe that advocating for and putting people first, leading with empathy, and building trust across our organization are core to our success. We prioritize providing a safe, rewarding and respectful workplace where our people have the opportunities to pursue career paths based on skills, performance and potential.

As of December 31, 2023, we employed 694 employees, all of which are full-time employees. Of our total employees, 215 are based at our headquarters in Santa Monica, California. Our employees are split among the following departments and functions: 11 principally in customer service, 373 in product development and technology, 175 in sales and marketing, and 135 in general and administrative functions. Women make up 45% (312 employees) of our workforce who have chosen to identify their gender. Non-white employees make up 50% (330 employees) of our workforce who have chosen to identify their ethnicity/race.

Diversity, equity and inclusion ("DEI") are important considerations, and we strive to build a workforce that can represent the clients, customers and partners that we serve everyday. DEI considerations touch all facets of our employee lifecycle, from onboarding to experience, performance, tenure and succession planning. In 2023, we launched 5 Community Resource Groups ("CRGs") that advocate for the needs of our members across a diverse range of identities and experiences. The CRGs have appointed leads, executive sponsors, and subpillar leads for recruiting, company events and community impact. Furthermore, in 2023, we rolled out an enhanced training pertaining to performance management, interview, microaggression and unconscious bias training. Coaching, mentorship, and building community are top of mind to foster psychological safety and collaboration. Additionally, there are a number of key partnerships that we have cultivated externally with to invest in our DEI efforts.

In managing our business, we strive to develop and implement policies and programs that support our business goals, maintain competitiveness, promote shared fiscal responsibility among our company and our employees, strategically align talent within our organization and reward performance, while also managing the costs of such policies and programs. Our employees are supported with training and development opportunities to pursue their career paths and to promote compliance with our policies. We adhere to our code of business conduct and ethics (the "Code of Business Conduct and Ethics"), which sets forth a commitment to our stakeholders, including our employees, to operate with integrity and mutual respect.

We continue to embrace both hybrid and remote working for our employees as we believe that our business continuity plan and technology platform will continue to support the effectiveness of our employees that work remotely. We also continue to provide robust benefits, including health insurance for employees and dependents, 401(k) match, fertility benefits, paid parental leave and discretionary vacation. We foster a tight-knit corporate culture through company events, team building offsites, happy hours, game and movie nights, and pet-friendly offices. The biggest perk of all is knowing that the work performed has a meaningful impact on our consumers.

Government Regulation

Data Privacy and Security Laws

The data we collect and process is an integral part of our products and services, allowing us to ensure our prices are accurate, surface the most relevant prices and reach consumers with savings information. We collect and may use personal information to help run our business (including for analytical and marketing purposes) and to communicate and otherwise reach our consumers. In some instances, we may use third party service providers to assist us in the above.

We endeavor to treat our consumers' data with respect and maintain consumer trust. We provide consumers options designed to allow them to control the use and disclosure of their data, such as allowing consumers to opt out of marketing communications, opt out of the use of marketing and advertising cookies, pixels and technologies on our platform, and request deletion of their data.

Since we receive, use, transmit, disclose and store personal information, including health-related information, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include the CAN-SPAM Act, the Telephone Consumer Protection Act of 1991, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (together with their implementing regulations, collectively, "HIPAA"), Section 5(a) of the Federal Trade Commission Act, certain state data privacy and security laws, including, but not limited to, the California Consumer Privacy Act ("CCPA"), as amended by the California Privacy Rights Act ("CPRA") and the Virginia Consumer Data Protection Act. We are also subject to a negotiated settlement with the Federal Trade Commission (the "FTC," and such settlement, the "FTC Order") which includes, among other things, agreements to effect or maintain, as applicable, certain changes to our business practices, policies and compliance requirements. The violation of any such laws and regulations and/or the FTC Order could result in legal remedies that could materially impact our business or financial performance.

Our respect for laws and regulations regarding the collection and processing of personal information underlies our strategy to improve our consumer experience and build trust. To read more about our approach to privacy laws and the regulations, please see Part I, Item 1A, "Risk Factors—Risks Related to Our Business—Actual or perceived failures to

comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations."

State Licensing Requirements

Certain states have enacted laws regulating companies that offer and market discount prescription drug coupons and/or medical services. These laws implicate a variety of services that we offer, such as our prescription transactions offering, Gold and Kroger Savings, and may implicate other products we may develop in the future. These state laws are intended to protect consumers from fraudulent, unfair or deceptive marketing, sales and enrollment practices by such plans. It is possible that other states may enact new requirements or interpret existing requirements to include our programs. Failure to obtain and maintain the required licenses, certifications or registrations to provide these offerings, as well as to abide by applicable regulations governing these offerings, may result in civil penalties, receipt of cease and desist orders, or a restructuring of our operations.

State Corporate Practice of Medicine and Fee Splitting Laws

With respect to our telehealth platform, GoodRx Care contracts with physician-owned professional entities to deliver our telehealth offering to their patients in the United States principally supported by Wheel Health, Inc.'s ("Wheel") technology and network of clinicians. We enter into management services agreements with these physician-owned professional entities pursuant to which we provide them with billing, scheduling and a wide range of other non-clinical services, and, in return, these professional entities pay us a management fee for those services. In addition, our telehealth platform enables consumers to opt in to use our prescription transactions offering and/or fill their prescriptions through a third-party mail delivery pharmacy. These relationships are subject to various state laws, which are intended to prevent unlicensed persons from interfering with or influencing the physician's professional judgment, and prohibiting the sharing of professional services income with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, or a restructuring of our arrangements with our affiliated professional entities. For further information, please see Part I, Item 1A, "Risk Factors—Risks Related to the Healthcare Industry—Our telehealth offering offered to consumers is subject to various state laws and regulations governing the provision of telehealth services." and "Risk Factors—Risks Related to the Healthcare Industry—Our telehealth offering and relationships with our affiliated physician-owned professional entities may implicate laws governing the practice of medicine and fee-splitting."

Healthcare Fraud and Abuse Laws

Although the consumers who use our offerings do so outside of any medication or other health benefits covered under their health insurance, including any commercial or government healthcare program, we may nonetheless be subject to a number of federal and state healthcare regulatory laws that restrict certain business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, self-referral, false claims, and other healthcare fraud and abuse laws. For further information, please see Part I, Item 1A, "Risk Factors—Risks Related to the Healthcare Industry—We may be subject to state and federal fraud and abuse and other healthcare regulatory laws and regulations. If we or our commercial partners act in a manner that violates such laws or otherwise engage in misconduct, we may be subject to civil or criminal penalties as well as exclusion from government healthcare programs."

Healthcare Reform

A primary trend in the U.S. healthcare industry is cost containment. In the United States, there have been, and likely will continue to be, a number of federal and state legislative and regulatory changes and proposed changes regarding the healthcare system directed at containing or lowering the cost of healthcare, including the costs of medication. For further information please see Part I, Item 1A, "Risk Factors—Risks Related to the Healthcare Industry—The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may adversely affect our business, financial condition and results of operations."

Additional Information

GoodRx Holdings, Inc., a Delaware corporation, was incorporated in September 2015. We were initially formed in September 2011 as GoodRx, Inc., a Delaware corporation that is now our indirect subsidiary. We completed our initial public offering ("IPO") of our Class A common stock in September 2020.

Our Internet address is www.goodrx.com. At our Investor Relations website, investors.goodrx.com, we make available free of charge a variety of information for investors, including our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC.

Our Code of Business Conduct and Ethics applies to all of our directors, officers and employees, including our principal executive officer and our principal financial officer. A copy of the code is available on our website at www.goodrx.com in the "Governance" section of the "Investors" page. In addition, we intend to post on our website all disclosures that are required by law concerning any amendments to, or waivers from, any provision of our Code of Business Conduct and Ethics. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. Risk Factors.

Our business involves significant risks, some of which are described below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risk and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects as well as our ability to accomplish our strategic objectives. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Limited Operating History and Early Stage of Growth

Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

Our limited operating history and evolving business make it difficult to evaluate and assess the success of our business to date, our future prospects and the risks and challenges that we may encounter. These risks and challenges include our ability to:

- continue to attract new consumers to our platform and position our platform as an important way to make purchasing decisions for prescription medications and other healthcare products and services;

- retain our consumers and encourage them to continue to utilize our platform when purchasing healthcare products and services;

- attract new and existing consumers to rapidly adopt new offerings on our platform;

- increase the number of consumers that use our subscription offerings or the number of subscription programs that we manage;

- increase and retain our consumers that subscribe to our subscription offerings, such as Gold;

- attract and retain industry players for inclusion in our platform, including pharmacies, PBMs, pharma manufacturers and telehealth providers;

- comply with existing and new or amended laws and regulations applicable to our business and in our industry;

- anticipate and respond to macroeconomic changes, changes in medication pricing and industry pricing benchmarks and changes in market dynamics in the markets in which we operate, including any impacts of the current economic slowdown;

- react to challenges from existing and new competitors;

- maintain and enhance the value of our reputation and brand;

- effectively manage our growth;

- to realize expected benefits from restructuring and cost reduction efforts;

- hire, integrate and retain talented people at all levels of our organization;

- maintain and improve the infrastructure underlying our platform, including our apps and websites, including with respect to data protection and cybersecurity; and

- successfully update our platform, including expanding our platform and offerings into different healthcare products and services, develop and update our apps, features, offerings and services to benefit our consumers and enhance the consumer experience.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above and those described elsewhere in this Part I, Item 1A, "Risk Factors," our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and our business continues to evolve and expand within the U.S. healthcare industry, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history, operated a more predictable business or operated in a less regulated industry. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories and evolving businesses that operate in highly regulated and competitive industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations would be adversely affected.

Our revenue growth rate has declined in recent periods and may continue to decrease in the future.

Our rates of revenue growth have slowed and our revenue declined for the year ended December 31, 2023 as compared to the year ended December 31, 2022. We believe that our ability to improve or maintain revenue and margins and obtain profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this Part I, Item 1A, "Risk Factors" and the extent to which our various offerings grow, organically and through acquisitions, and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our base of consumers may not continue to grow or may decline due to a variety of risks, including increased competition, changes in the dynamics among industry participants and us, changes in the regulatory landscape and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to grow our revenue or improve margins would have a material adverse effect on our business, financial condition and results of operations. You should not rely on our historical rate of revenue growth for any prior quarterly or annual period as an indication of our future performance.

Our results of operations vary and may fluctuate significantly from period-to-period.

Our quarterly and annual results of operations have historically varied from period-to-period and we expect that our results of operations will continue to do so for a variety of reasons, many of which are outside of our control and are difficult to predict. We have presented many of the factors that may cause our results of operations to fluctuate in this Part I, Item 1A, "Risk Factors," including the extent to which our various offerings grow and contribute to our results of operations. In addition, we typically experience stronger consumer demand during the first and fourth quarters of each year, which coincide with generally higher consumer healthcare spending, doctor office visits, annual benefit enrollment season and seasonal cold and flu trends. We may experience stronger demand for our pharma manufacturer solutions offering during the fourth quarter of each year, which coincides with pharma manufacturers' annual budgetary spending patterns. Additionally, a majority of our pharma manufacturer solutions revenue in any given quarter is derived from contracts entered into with our customers during previous quarters. Consequently, a decline in new or renewed contracts in any one quarter may not be fully reflected in our revenue for that quarter. The grocer issue and the ongoing impact of COVID-19 may have masked some of these trends in recent periods and may continue to impact these trends in the future. The cumulative effects of such factors could result in large fluctuations and unpredictability in our quarterly and annual results of operations. As a result, comparing our results of operations on a period-to-period basis may not be meaningful and investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

In the past, we experienced rapid growth in our business operations and the number of consumers that use our offerings, and we may experience such growth in the future. This historical growth placed, and may in the future place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our future growth effectively and to integrate new employees, technologies and acquisitions into our existing business may require us to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Management of growth is particularly difficult when employees work from home as a result of our hybrid/remote workplace. Growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain consumer satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our platform and offerings could suffer, which could negatively affect our reputation and brand, business, financial condition and results of operations.

Risks Related to Our Business

We may be unsuccessful in achieving broad market education and changing consumer purchasing habits.

Our success and future growth largely depend on our ability to increase consumer awareness of our platform and offerings, and on the willingness of consumers to utilize our platform to access information, discounted prices for prescription medications and other healthcare products and services, including telehealth services. We believe the vast majority of consumers make purchasing decisions for healthcare products and services on the basis of traditional factors, such as insurance coverage, availability at nearby pharmacies and availability of nearby medical testing. This traditional decision-making process does not always account for restrictive and complex insurance plans, high deductibles, expensive co-pays and other factors, such as discounts or savings available at alternative pharmacies or practices. To effectively market our

platform, we must educate consumers about the various purchase options and the benefits of using GoodRx codes when purchasing prescription medications and other healthcare products and services. We focus our marketing and education efforts on consumers, but also aim to educate and inform healthcare providers, pharmacists and other participants that interact with consumers, including at the point of purchase. However, we cannot assure you that we will be successful in changing consumer purchasing habits or that we will achieve broad market education or awareness among consumers. Even if we are able to raise awareness among consumers, they may be slow in changing their habits and may be hesitant to use our platform for a variety of reasons, including:

- lack of experience with our company and platform, and concerns that we are relatively new to the industry;

- perceived health, safety or quality risks associated with the use of a new platform and applications to shop for discounted prices for prescription medications;

- lack of awareness that there is a disparity of pricing for prescription medicines and other medical products and services;

- perception that our platform does not provide adequate discounted prices or only offers savings for a limited selection of prescription medications;

- perception that discounted prices offered through our platform are less competitive than insurance coverage;

- perception regarding acceptance rates of pharmacies for our GoodRx codes available through our platform, such as what occurred in connection with the grocer issue;

- traditional or existing relationships with pharmacies, pharmacists or other providers that sell healthcare products and services;

- concerns about the privacy and security of the data that consumers share with or through our platform, such as in relation to our FTC Order to resolve all claims and allegations arising out of or relating to the FTC's investigation into our privacy and security practices;

- competition and negative selling efforts from competitors, including competing platforms and price matching programs; and

- perception regarding the time and complexity of using our platform or using and applying our GoodRx codes available through our platform at the point of purchase.

If we fail to achieve broad market education of our platform and/or the options for purchasing healthcare products and services, or if we are unsuccessful in changing consumer purchasing habits, our business, financial condition and results of operations would be adversely affected.

We may be unable to continue to attract, acquire and retain consumers, or may fail to do so in a cost-effective manner.

Our success depends in part on our ability to cost-effectively attract and acquire new consumers, retain our existing consumers and encourage our consumers to continue to utilize our platform when making purchasing decisions for prescription medications and other healthcare products and services. To expand our base of consumers, we must appeal to consumers who have historically used traditional outlets for their healthcare products and services, and who may be unaware of the possibility or benefits of using discounted prices to purchase healthcare products and services outside of insurance programs. We have made significant investments related to consumer acquisition and expect to continue to spend significant amounts to acquire additional consumers. We cannot assure you that this spending will be effective or that revenue from new consumers that we acquire will ultimately exceed the cost of acquiring those consumers. Alternatively, we have and may continue to focus on the efficiency of our spending on customer acquisition related strategies, which may impact our ability to acquire or retain consumers. If we fail to deliver reliable and significant discounted prices for prescription medications, we may be unable to acquire or retain consumers. If we are unable to acquire or retain consumers who use our platform in volumes and with recurrence sufficient to grow our business, we may be unable to maintain the scale necessary for operational efficiency and to drive beneficial and self-reinforcing network effects across the broader healthcare ecosystem, including pharmacies, PBMs and pharma manufacturers. Consequently, we may not be able to present the same quality or range of solutions on our platform or otherwise, which may adversely impact consumer interest in our platform, in which case our business, financial condition and results of operations would be adversely affected.

We believe that our paid and non-paid marketing initiatives have been critical in promoting consumer awareness of our platform and offerings, which in turn has driven new consumer growth and increased the extent to which existing consumers have used our platform. Our paid marketing initiatives include television, search engine marketing, mail to consumers and healthcare provider offices, email, display, radio and magazine advertising and social media marketing as well as consumer discounts and incentives. For example, we actively market our platform and offerings through television and we rely on direct mail to distribute marketing materials to consumers. If we are unable to cost-effectively market to consumers, or if we elect to reduce our spending to drive traffic to our apps and websites, our ability to acquire new consumers and our financial condition would be materially and adversely affected. We also buy search advertising primarily through search engines such as Google and Bing, and use internal analytics and external vendors for bid optimization and channel strategy. Our non-paid

advertising efforts include search engine optimization, non-paid social media and e-mail marketing. Search engines frequently modify their search algorithms and these changes can cause our websites to receive less favorable placements, which could reduce the number of consumers who visit our websites. The costs associated with advertising through search engines can also vary significantly from period to period, and have generally increased over time. We may be unable to modify our strategies in response to any future search algorithm changes made by the search engines, which could require a change in the strategy we use to generate consumer traffic to our websites. In addition, our websites must comply with search engine guidelines and policies, which are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results or could remove our content altogether from their indices. Although consumer traffic to our apps is not reliant on search results, growth in mobile device usage may not decrease our overall reliance on search results if consumers use our mobile websites rather than our apps or use search to initially find our apps. In fact, growth in mobile device usage may exacerbate the risks associated with how and where our websites are displayed in search results because mobile device screens are smaller than desktop computer screens and therefore display fewer search results.

In addition, we actively encourage new and existing consumers to use our apps to access our platform. We believe that our apps help to facilitate increased consumer retention and that consumers that access our platform through our apps are more likely to utilize GoodRx codes at the final point of purchase. While we have invested and will continue to invest in the development of our apps to improve consumer utilization, there can be no assurance that our efforts to drive adoption and use of our apps will be effective.

To remain competitive and encourage the use of our platform, we have in the past offered and may continue to offer incentives to certain consumers that further reduce discounted prices offered on our platform. We cannot assure that offering such incentives will be successful in attracting new and recurring consumers or that we will be able to maintain competitive discounted prices in the future to retain such consumers. If we are unable to successfully manage these incentives, our financial performance may be adversely impacted.

Our consumer education, acquisition and retention initiatives can be expensive and may be ineffective in driving consumer education or interest in our platform. Further, if new or existing consumers do not perceive that the discounted prices presented through our platform are reliable or meaningful, or if we fail to offer new and relevant offerings and application features, we may not be able to attract or retain consumers or increase the extent to which they use our platform and applications for other or future purchases. If we fail to continue to grow our base of consumers, retain existing consumers or increase consumer engagement, our business, financial condition and results of operations will be adversely affected.

We rely significantly on our prescription transactions offering and may not be successful in expanding our offerings within our markets, particularly the U.S. prescriptions market, or to other segments of the healthcare industry.

To date, the majority of our revenue has been derived from our prescription transactions offering. When a consumer uses a GoodRx code to fill a prescription and saves money compared to the list price at that pharmacy, we receive fees from our partners, including PBMs, pharma manufacturers and pharmacies, as applicable. Revenue from our prescription transactions offering represented 73%, 72% and 80% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Substantially all of this revenue was generated from consumer transactions at brick-and-mortar pharmacies. The introduction of competing offerings with lower prices for consumers, fluctuations in prescription prices, changes in consumer purchasing habits, including an increase in the use of mail delivery prescriptions, changes in our relationships with industry participants and our various partners, changes in the regulatory landscape, and other factors could result in changes to our contracts or a decline in our total revenue, which may have an adverse effect on our business, financial condition and results of operations. Because we derive a majority of our revenue from our prescription transactions offering, any material decline in the use of such offering or in the fees we receive from our partners in connection with such offering would have a pronounced impact on our future revenue and results of operations, particularly if we are unable to expand our offerings overall.

We seek to expand our offerings within the prescriptions market and the pharma manufacturer solutions market in the United States, and we are actively investing in these growth areas. We also continue to focus on the optimization of our existing partnerships and have entered into, and may in the future enter into, new or revised agreements with industry participants, and have also terminated, and may in the future terminate, existing arrangements with industry participants. However, expanding our offerings, entering into new markets and entering into new partnerships requires substantial additional resources, and our ability to succeed is not certain. During and following periods of active investment in such offerings, markets, relationships and partnerships, we may experience a decrease in profitability or margins, particularly if the area of investment generates lower margins than our other offerings. As we attempt to expand our offerings and optimize our partnerships, we may need to take additional steps, such as hiring additional personnel, partnering with new third parties and incurring considerable research and development expenses, in order to pursue such expansion and optimization successfully. Any such expansion and/or optimization would be subject to additional uncertainties and would likely be subject to additional laws and regulations. As a result, we may not be successful in future efforts to expand into or achieve profitability from new markets, new business models or strategies, new partnerships or new offering types, and our ability to generate revenue from our current offerings and continue our existing business may be negatively affected. If any such

expansion does not enhance our ability to maintain or grow revenue or recover any associated development costs, our business, financial condition and results of operations could be adversely affected.

Our business is subject to changes in medication pricing and is significantly impacted by pricing structures negotiated by industry participants.

Our platform aggregates and analyzes pricing data from a number of different sources. The discounted prices that we present through our platform are based in large part upon pricing structures negotiated by industry participants. Although some of our contracts with certain of our partners contain provisions related to discount pricing, we do not control the overall pricing strategies of pharma manufacturers, wholesalers, PBMs and pharmacies, each of which is motivated by independent considerations and drivers that are outside our control and has the ability to set or significantly impact market prices for different prescription medications. While we have contractual and non-contractual relationships with certain industry participants, such as pharmacies, PBMs and pharma manufacturers, these and other industry participants often negotiate complex and multi-party pricing structures, and we have no control over these participants and the policies and strategies that they implement in negotiating these multi-party pricing structures. For example, a grocery chain took actions late in the first quarter of 2022 that impacted acceptance of discounted pricing for a subset of prescription drugs from PBMs and whose pricing we promote on our platform. This had a material adverse impact on our results of operations for the years ended December 31, 2023 and 2022 and we expect that it will continue to have a sustained adverse impact in future periods.

Pharma manufacturers generally direct medication pricing by setting medication list prices and offering rebates and discounts for their medications. List prices are impacted by, among other things, market considerations such as the number of competitor medications and availability of alternative treatment options. Wholesalers can impact medication pricing by purchasing medications in bulk from pharma manufacturers and then reselling such medications to pharmacies. PBMs generally impact medication pricing through their bargaining power, negotiated rebates with pharma manufacturers and contracts with different pharmacy providers and health insurance companies. PBMs work with pharmacies to determine the negotiated rate that will be paid at the pharmacy by consumers. We also work with pharmacies with which we have contractual arrangements to offer discount prices to consumers. Medication pricing is also impacted by health insurance companies and the extent to which a health insurance plan provides for, among other things, covered medications, preferred tiers for different medications and high or low deductibles. A majority of the utilization of our platform relates to generic medications.

Our ability to present discounted prices through our platform, the value of any such discounts and our ability to generate revenue are directly affected by the pricing structures in place amongst these industry participants, and changes in medication pricing and in the general pricing structures that are in place could have an adverse effect on our business, financial condition and results of operations. For example, changes in the negotiated rates of the PBMs on our platform at pharmacies could negatively impact the prices that we present through our platform, and changes in insurance plan coverage for specific medications could reduce demand for and/or our ability to offer competitive discounts for certain medications, any of which could have an adverse effect on our ability to generate revenue and business. In addition, changes in the fee and pricing structures among industry participants, whether due to regulatory requirements, competitive pressures or otherwise, that reduce or adversely impact fees generated by PBMs or directly by us through partner pharmacies would have an adverse effect on our ability to generate revenue and business. Due in part to existing pricing structures, we generate a smaller portion of our revenue through contracts with pharma manufacturers and other intermediaries. Changes in the roles of industry participants and in general pricing structures, as well as price competition among industry participants, could have an adverse impact on our business. For example, integration of PBMs and pharmacy providers could result in pricing structures whereby such entities would have greater pricing power and flexibility or industry players could implement direct to consumer initiatives that could significantly alter existing pricing structures, either of which would have an adverse impact on our ability to present competitive and low prices to consumers and, as a result, the value of our platform for consumers and our results of operations.

We generally do not control the categories and types of prescriptions for which we can offer savings or discounted prices.

The categories and brands of medications for which we can present discounted prices are largely determined by PBMs, pharmacies and pharma manufacturers. PBMs work with insurance companies, employers and other organizations and enter into contracts with pharmacies to determine negotiated rates. They also negotiate rebates with pharma manufacturers. The terms that various PBMs negotiate with each pharmacy are generally different and result in different negotiated rates available via each PBM's network, all of which is outside our control. Different PBMs prioritize and allocate discounts across different medications, and continuously update these allocations in accordance with their internal strategies and expectations. As we have agreements with PBMs to market their negotiated rates through our platform, our ability to present discounted prices is in part dependent upon the arrangements that such PBMs have negotiated with pharmacies and upon the resulting availability and allocation of discounts for medications subject to these arrangements. We also have agreements with partner pharmacies to offer discount prices to consumers and such discount prices are subject to negotiated terms and conditions. In general, industry participants are less likely to allocate or provide discounts or rebates on brand medications that are covered by patents. As a result, the discounted prices that we are able to present for brand

medications may not be as competitive as for generic medications. Similar to the total prescription volume in the United States, the majority of the utilization of our platform relates to generic medications.

Changes in the categories and types of medications for which we can present pricing through our platform could have an adverse effect on our business, financial condition and results of operations. In addition, demand for our offerings and the use and utility of our platform is impacted by the value of the discounts that we are able to present and the extent to which there is inconsistency in the price of a particular prescription across the market. If pharmacies, PBMs or others do not allocate or otherwise facilitate adequate discounts for these medications, or if there is significant price similarity or competition across PBMs and pharmacies, the perceived value of our platform and the demand for our offerings would decrease and there would be a significant impact on our business, financial condition and results of operations.

We rely on a limited number of industry participants.

There is currently significant concentration in the U.S. healthcare industry, and in particular there are a limited number of PBMs, including pharmacies' in-house PBMs, and a limited number of national pharmacy chains. If we are unable to retain favorable contractual arrangements and relationships with our PBM partners and partner pharmacies, including any successor PBMs or pharmacies should there be further consolidation of PBMs or pharmacies, we may lose them as customers and partners, as applicable, or the negotiated rates provided by such PBMs or directly through such partner pharmacies may become less competitive, which could have an adverse impact on the discounted prices we present through our platform.

A limited number of PBMs generate a significant percentage of the discounted prices that we present through our platform and, as a result, we generate a significant portion of our revenue from contracts with a limited number of PBMs. We work with more than a dozen PBMs that maintain cash networks and prices, and the number of PBMs we work with has significantly increased over time, limiting the extent to which any one PBM contributes to our overall revenue; however, we may not expand beyond our existing PBM partners and the number of our PBM partners may even decline. Revenue from each PBM fluctuates from period to period as the discounts and prices available through our platform change, and different PBMs experience increases and decreases in the volume of transactions processed through their respective networks. Our three largest PBM partners accounted for 32% of our revenue in 2023, 31% of our revenue in 2022, and 34% of our revenue in 2021. In 2023 and 2022, Express Scripts accounted for more than 10% of revenue. In 2021, Express Scripts and Navitus each accounted for more than 10% of revenue. The loss of any of these large PBMs may negatively impact the breadth of the pricing that we are able to offer consumers.

Most of our PBM contracts provide for monthly payments from PBMs, including our contracts with Navitus and Express Scripts. Our PBM contracts generally can be divided into two categories: PBM contracts featuring a percentage of fee arrangement, where fees are a percentage of the fees that PBMs charge to pharmacies, and PBM contracts featuring a fixed fee per transaction arrangement. Our percentage of fee contracts often also include a minimum fixed fee per transaction. The majority of our PBM contracts, including our contract with Navitus, are percentage of fee contracts, and a minority of our contracts, including our PBM contract with Express Scripts, provide for fixed fee per transaction arrangements. Our PBM contracts generally, including our contracts with Navitus and Express Scripts, have a tiered fee structure based on volume generated in the applicable payment period. Our PBM contracts, including our contracts with Navitus and Express Scripts, do not contain minimum volume requirements, and thus do not provide for any assurance as to minimum payments to us. Our PBM contracts generally renew automatically, including our contract with Navitus. In addition, our PBM contracts generally provide for continuing payments to us after such contracts are terminated, including our contracts with Navitus and Express Scripts. Some of our PBM contracts provide for these continuing payments for so long as negotiated rates related to the applicable PBM contract continue to be used after termination, and other contracts provide for these continuing payments for specified multi-year payment periods after termination. Our current contracts with Navitus and Express Scripts provide for initial terms of at least five years, during which payments will be made as negotiated rates related to the applicable PBM contract continue to be used. Between contract renewals, our current contracts generally provide for limited termination rights.

In addition, our PBM contracts typically include provisions that prevent PBMs from circumventing our platform, redirecting volumes outside of our platform and other protective measures. For example, our PBM contracts, including our contracts with Navitus and Express Scripts, contain provisions that limit PBM use of our intellectual property related to our brand and platform and require PBMs to maintain the confidentiality of our data. While we have consistently renewed and extended the term of our contracts with PBMs over time, there can be no assurance that PBMs will enter into future contracts or renew existing contracts with us, or that any future contracts they enter into will be on equally favorable terms. Changes that limit or otherwise negatively impact our ability to receive fees from these partners would have an adverse effect on our business, financial condition and results of operations. Consolidation of PBMs or the loss of a PBM could negatively impact the discounts and prices that we present through our platform and may result in less competitive discounts and prices on our platform.

Our consumers use GoodRx codes at the point of purchase at nearby pharmacies. These codes can be used at over 70,000 pharmacies in the United States. The U.S. prescriptions market is dominated by a limited number of national and regional pharmacy chains, such as CVS, Kroger, Walmart and Walgreens. These pharmacy chains represent a significant portion of overall prescription medication transactions in the United States. Similarly, a significant portion of our discounted prices are used at a limited number of pharmacy chains and, as a result, a significant portion of our revenue is derived from

transactions processed at a limited number of pharmacy chains. We have entered, and may in the future enter, into direct contractual arrangements with pharmacies, which we refer to as our partner pharmacies, to offer discount prices to consumers at such pharmacies.

If one or more pharmacy chains terminates its cash network contracts with PBMs that we work with, enters into cash network contracts with PBMs that we work with at less competitive rates or, to the extent a pharmacy chain has entered into a direct contractual arrangement with us, terminates such contractual arrangement, our business may be negatively affected. For example, a grocery chain took actions late in the first quarter of 2022 that impacted acceptance of discounted pricing for a subset of prescription drugs from PBMs and whose pricing we promote on our platform. This had a material adverse impact on our results of operations and we expect that it will continue to have a sustained adverse impact in future periods. Such actions could be exacerbated by further consolidation of PBMs or pharmacy chains. If such changes, individually or in the aggregate, are material, they would have an adverse effect on our business, results of operations and financial condition. If there is a decline in revenue generated from any of the PBMs or pharmacies we contract with, as a result of consolidation of PBMs or pharmacy chains, pricing competition among industry participants or otherwise, if we are unable to maintain or grow our relationships with PBMs and pharmacies or if we lose one or more of the PBMs or partner pharmacies we contract with and cannot replace such PBM or partner pharmacy in a timely manner or at all, there would be an adverse effect on our business, financial condition and results of operations.

We do not generate a significant percentage of revenue from mail delivery service. To the extent consumer preferences change, including as a result of public health concerns, we may not be able to accommodate sufficient demand for mail delivery service which may have an adverse effect on our business, financial condition and results of operations.

We operate in a very competitive industry and we may fail to effectively differentiate our offerings and services from those of our competitors, which could impair our ability to attract and acquire new consumers and retain existing consumers.

The U.S. prescriptions market, pharma manufacturer solutions market and telehealth market are highly competitive and subject to ongoing innovation and development. Our ability to remain competitive is dependent upon our ability to appeal to consumers and attract and acquire new consumers to our platform, including through our apps. Our ability to remain competitive is also dependent upon our ability to retain existing consumers and encourage them to continue to use our platform as a tool for purchasing healthcare products and services. We operate in a highly competitive environment and in an industry that is subject to significant market pressures brought about by consumer demands, a limited number of major PBMs and pharmacy operators, fluctuations in medication pricing, legislative and regulatory activity, significant changes in demand and interest in telehealth and other market factors.

We compete with companies that provide savings on prescriptions, as well as companies that offer advertising and market access for pharma manufacturers. Within the prescriptions discounts and price comparison market, our competition is fragmented and consists of competitors that are larger and smaller than us in scale, including large e-commerce companies. There can be no assurance that competitors will not develop and market similar offerings to ours, or that industry participants, such as integrated PBMs and pharmacy providers, will not seek to leverage our platform to drive consumer demand and traffic to their networks and eventually away from, or outside of, our platform. We may face increased competition from those that attempt to replicate our business model or marketing tactics, such as discount websites, e-commerce websites, apps, cash back and loyalty programs and new comparison shopping sites from various industry participants, any of which could impact our ability to attract and retain consumers. Our pharma manufacturer solutions offering competes for advertising and market access budget allocation against traditional direct to consumer and other platforms on which pharmaceutical manufacturers can reach consumers, such as through physicians, health-related apps and websites, television advertisements and services supporting patient access. We also face competition in the telehealth market from a range of companies, including providers of telehealth services that are larger than us, and which usually provide telehealth services on behalf of employers and insurance plans. A competitor's offerings, reputation and marketing strategies can have a substantial impact on its ability to attract and retain consumers, and we may face competition from existing or new market entrants with greater resources and better offerings, pricing, reputations and market strategies, which would have a negative impact on our business. Any such competitor may be better able to respond quickly to new technologies, develop deeper relationships with consumers and industry participants, including pharmacies, PBMs and telehealth providers, or offer more competitive discounts or pricing. While we negotiate protective terms related to our discounted prices, our intellectual property and our consumers, in our contracts with PBMs and partner pharmacies, such contracts are not exclusive and PBMs as well as our partner pharmacies can work with others in the industry to drive volume to their networks. For example, our contracts include provisions that, among others, restrict the ability of PBMs and our partner pharmacies to compete with us and solicit our consumers. We aim to differentiate our business through scale and by innovating and delivering offerings and services that demonstrate value to our new and existing consumers, particularly in response to frequent changes in medication pricing and the cost of medical care. Our failure to innovate and deliver offerings and services that demonstrate value, or to market such offerings and services effectively, may affect our ability to acquire or retain consumers, which could have a material adverse effect on our business, results of operations and financial condition.

We may also face competition from companies that we do not yet know about. If existing or new companies develop or market an offering similar to ours, develop an entirely new solution for access to affordable healthcare, acquire one of our

existing competitors or form a strategic alliance with one of our competitors or other industry participants, our ability to compete effectively could be significantly impacted, which would have a material adverse effect on our business, results of operations and financial condition.

A pandemic, epidemic or outbreak of an infectious disease in the United States, such as an outbreak of COVID-19, has adversely impacted and could in the future adversely impact our business.

The COVID-19 pandemic dramatically impacted global health and has had a sustained impact on the macroeconomic environment, including by increasing economic uncertainty. GoodRx has continued to monitor and respond to the effects of COVID-19 and its variants on its employees, customers and business operations. During 2020 and 2021, in addition to various other government restrictions, governmental authorities recommended, and in certain cases, required, that elective or other medical appointments be suspended or cancelled to avoid non-essential patient exposure to medical environments and potential infection. These and other measures not only negatively impacted consumer spending and business spending habits, they adversely impacted our workforce and operations and the operations of healthcare professionals, pharmacies, consumers, PBMs and others in the broader healthcare ecosystem. In May 2023, the federal public health emergency declarations related to the COVID-19 pandemic expired. Although measures to contain COVID-19 have largely eased, the lasting effect of the pandemic's business disruption and its continued financial impact depend on factors beyond our knowledge and control.

Various government measures, community self-isolation practices and shelter-in-place requirements, as well as the perceived need by individuals to continue such practices to avoid infection, have, at times, reduced the extent to which consumers visit healthcare professionals in-person, seek treatment for certain conditions or ailments, and receive and fill new prescriptions. Consumers may also increasingly elect to receive prescriptions by mail delivery instead of at the pharmacy, which could have an adverse impact on our prescription transactions offering. In addition, many pharmacies and healthcare providers have, at times, reduced staffing, closed locations or otherwise limited operations, and many prescribing healthcare professionals have reduced or postponed treatment of certain patients. The number of Monthly Active Consumers and our prescription transactions offering were adversely impacted principally in the second quarter of 2020 by consumers' decisions to avoid visiting healthcare professionals and pharmacies in-person, which we believe has had a similar effect across the industry. The effect of COVID-19 on the number of our Monthly Active Consumers has lessened over time, but remains uncertain. Any future decrease in the number of consumers seeking to fill prescriptions could negatively impact demand for and use of certain of our offerings, particularly our prescription and subscription offerings, which would have an adverse effect on our business, financial condition and results of operations.

The spread of COVID-19 has also caused us to modify our business practices (including employee travel, employee work locations, and the cancellation of physical participation in meetings, events and conferences), and we may take further actions, which may have an adverse impact on our business. For example, we implemented work-from-home measures, which required us to provide technical support to our employees to enable them to connect to our systems from their homes. We may experience an increased risk of security breaches, loss of data, and other disruptions as a result of accessing sensitive information from remote locations.

While the potential economic impact brought by and the duration of any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital or to do so on favorable terms, which could in the future negatively affect our liquidity.

Although the COVID-19 pandemic has subsided, we may still experience materially adverse impacts to our business as a result of its continued global economic impact, including any recession that has occurred or may occur in the future as well as similar impacts from other future pandemics or outbreaks of disease.

To the extent a pandemic, epidemic or outbreak of an infectious disease, including COVID-19, adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this Part I, Item 1A, "Risk Factors."

Our estimated addressable market is subject to inherent challenges and uncertainties. If we overestimate the size of our addressable market or the various markets in which we operate, our future growth opportunities may be limited.

Our TAM is based on internal estimates and third-party estimates regarding the size of each of the U.S. prescriptions market and pharma manufacturer solutions market, and is subject to significant uncertainty and is based on assumptions that may not prove to be accurate. In particular, we calculated the TAM for our prescription opportunity based on data from the Centers for Medicare & Medicaid Services regarding the expected size of U.S. prescription expenditures in 2023, plus our estimated value of prescriptions that are written but not filled, which we estimate to range between 20% to 30% of the overall prescription opportunity. These estimates are based on third-party reports and are subject to significant assumptions and estimates. Additionally, we calculated the TAM for our pharma manufacturer solutions opportunity based on recent internal data regarding the amount of advertising and marketing spending by U.S. pharma manufacturers relating to prescription drugs in 2022. We believe this $19 billion estimate is more relevant than the TAM previously calculated using

data published in an article in the Journal of the American Medical Association of $30 billion due to the latter including sub-segments of spending by U.S. pharma manufacturers, such as the provision of sample medications, that we believe are less relevant given our increasing focus on promoting awareness and access solutions for pharma manufacturers, and on communications with patients and healthcare providers using our platform on pharma manufacturers' behalf. These estimates, as well as the estimates and forecasts elsewhere in this Annual Report on Form 10-K relating to the size and expected growth of the markets in which we operate, may change or prove to be inaccurate. While we believe the information on which we base our TAM is generally reliable, such information is inherently imprecise. In addition, our expectations, assumptions and estimates of future opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described herein. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth opportunities may be affected. Additionally, our TAM for our prescription transactions offering includes medications for which we are currently not able to offer savings on the prices paid by non-insured and insured consumers and for which we may not be able to provide savings on in the future. If our TAM, or the size of any of the various markets in which we operate, proves to be inaccurate, our future growth opportunities may be limited and there could be a material adverse effect on our prospects, business, financial condition and results of operations.

We calculate certain operational metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We publicly disclose, including in our SEC filings, certain operational metrics, such as Monthly Active Consumers, Monthly Visitors, subscribers, subscription plans, savings and other metrics. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics have evolved and may continue to change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring savings, the use of our platform and offerings and other metrics. For example, we believe that there are consumers who access our offerings through multiple accounts or channels, and that there are groups of consumers, such as families, who access our offerings through single accounts or channels, both of which impact our number of Monthly Visitors, as each channel is counted independently. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our operating metrics or our estimates are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.

Our telehealth offering is dependent on our ability to maintain our relationship with our telehealth provider network, including our affiliated professional entities, and the ability of such entities to recruit qualified telehealth providers.

The success of our telehealth offering depends in part on our continued ability to maintain our relationship with our telehealth provider network, including our affiliated physician-owned professional entities that we contract with to deliver our telehealth offering, and the ability of our affiliated professional entities to recruit qualified telehealth providers. There is significant competition in the telehealth market for qualified telehealth providers, and if our affiliated professional entities are unable to recruit or retain an adequate number of physicians and other healthcare professionals, whether directly or indirectly through staffing providers, such as Wheel, which provides a network of healthcare providers to our affiliated professional entities, it could negatively impact our telehealth offering. Moreover, if one or more of our relationships with these affiliated professional entities were to end, it could have a material adverse effect on our business, financial condition and results of operations and/or cause us to cease our telehealth offering.

Negative media coverage could adversely affect our business.

We receive a high degree of media coverage in the United States. Unfavorable publicity regarding, for example, the healthcare industry, industry competition, litigation or regulatory activity, the actions of the entities included or otherwise involved with our platform, negative perceptions of prescriptions included on our platform, medication pricing, pricing structures in place amongst the industry participants, our data privacy or data security practices, our platform or our revenue could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on our ability to attract and retain consumers, partners, or employees, and result in decreased revenue, which would materially adversely affect our business, financial condition and results of operations.

We may be unable to successfully respond to changes in the market for prescription pricing, and may fail to maintain and expand the use of GoodRx codes through our apps and websites.

In recent years, we believe that consumer preferences and access to prescription medication discounts has increasingly shifted from traditional offline or analog channels, such as newspapers and by direct mail, to digital or electronic channels, such as apps, websites and by email. It is difficult to predict whether the pace of the transition from traditional to digital channels will continue at the same rate and whether the growth of the digital channel will continue. While we actively promote the use of our apps and websites, if the demand for digital channels does not continue to grow as we expect, or if we fail to successfully address this demand through our platform, our business could be harmed. Consumer access and preferences for purchasing medications may evolve in ways which may be difficult to predict. Further, if PBMs or pharmacy operators elect to directly distribute pricing information through their own digital channels, or if new or existing competitors are faster or better at addressing consumer demand and preferences for digital channels, or are able to offer more accessible discounted prices to consumers, our ability and success in presenting discounted prices on our platform may be impeded and our business, financial condition and results of operations would be adversely affected. If we cannot maintain a sufficient offering of discounted prices on our platform, new consumers and existing consumers may perceive our platform as less relevant, consumer traffic to our platform could decline and, as a result, new consumers and existing consumers may decrease their use of our platform or subscription offerings, which would affect our contracts with certain partners included or otherwise involved with our platform and have a material adverse effect on our business, financial condition and results of operations.

We may be unable to maintain a positive perception regarding our platform or maintain and enhance our brand.

A decrease in the quality or perceived quality of the discounted prices available through our platform, or of our telehealth offering, could harm our reputation and damage our ability to attract and retain consumers and partners included or otherwise involved with our platform, which could adversely affect our business. Many factors that impact the perception of our offerings are beyond our control.

Maintaining and enhancing our GoodRx brand and the branding and image of our various offerings, such as GoodRx Care, is critical to our business and our ability to attract new and existing consumers to our platform. We expect that the promotion of our brand will require us to make substantial investments and as our market becomes more competitive, these branding initiatives may become increasingly difficult and expensive. We have and may continue to decide to reduce such investments, which may impact our ability to acquire or retain consumers, or other partners included or otherwise involved with our platform. The successful promotion of our brand will depend largely on our marketing and public relations efforts. If we do not successfully maintain and enhance our brand, we could lose consumer traffic, which could, in turn, cause PBMs, partner pharmacies, pharma manufacturers and others to terminate or reduce the extent of their relationship with us. Our brand promotion activities may not be successful or may not yield net revenues sufficient to offset this cost, which could adversely affect our reputation and business.

We are obligated to maintain effective internal control over financial reporting and any failure to maintain effective internal controls may cause us to not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

As a public company, we are required, pursuant to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We are also required to comply with, among other requirements, the auditor attestation requirements of Section 404.

Our compliance with Section 404 requires that we incur substantial costs and expend significant management efforts. We have engaged outside consultants who function in the capacity of an internal audit group, and we plan to continue to hire additional consultants, accounting and financial staff with appropriate public company experience and technical accounting knowledge as needed to maintain the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

We have had material weaknesses in our internal control over financial reporting in the past, and we cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations, which could cause investors to lose confidence in our company, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy future material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Use of social media, emails and text messages may adversely impact our reputation, subject us to fines or other penalties or be an ineffective source to market our offerings.

We use social media, emails and text messages as part of our omnichannel approach to marketing and consumer outreach. Changes to these social networking services' terms of use or terms of service that limit promotional communications, restrictions that would limit our ability or our consumers' ability to send communications through their services, disruptions or downtime experienced by these social networking services or reductions in the use of or engagement with social networking services by consumers and potential consumers could also harm our business. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause reputational damage and adversely affect our business.

Our consumers may engage with us online through our social media pages, including, for example, our presence on Facebook, Instagram, X (formerly known as Twitter) and TikTok, by providing feedback and public commentary about all aspects of our business. Information concerning us or our offerings and brands, whether accurate or not, may be posted on social media pages at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, we use emails and text messages to communicate with consumers and we collect consumer data, including email addresses and phone numbers, to further our marketing efforts with such consenting consumers. If we fail to adequately or accurately collect such data or if our data collection systems are breached, our business, financial condition and results of operations could be harmed. Further, any failure, or perceived failure, by us, or any third parties processing such data, to comply with privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection would adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, consumers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets.

We rely on information technology to operate our business and maintain competitiveness, and must adapt to technological developments or industry trends.

Our ability to attract new consumers and increase revenue from our existing consumers depends in large part on our ability to enhance and improve our existing offerings, increase adoption and usage of our offerings, and introduce new features and capabilities. The markets in which we compete are relatively new and subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing consumer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis.

We depend on the use of information technologies and systems. As our operations grow, we must continuously improve and upgrade our systems and infrastructure while maintaining or improving the reliability and integrity of our infrastructure. Our future success also depends on our ability to adapt our systems and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our solutions in response to competitive services and offerings. The emergence of alternative platforms such as smartphones and tablets and the emergence of niche competitors who may be able to optimize offerings, services or strategies for such platforms will require new investment in technology. New developments in other areas, such as cloud computing, artificial intelligence ("AI") and machine learning, have made it easier for competition to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. There is also no guarantee that we will possess the financial resources or personnel, for the research, design and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future applications and services becoming uncompetitive or obsolete. If we were unable to enhance our offerings and platform capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently or more securely than our offerings, our business, financial condition and results of operations could be adversely affected.

We depend on our information technology systems, and those of our third-party vendors, contractors and consultants, and any failure or significant disruptions of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and results of operations.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure ("IT Systems") to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our IT Systems and the processing, transmission and storage of digital information. We have also outsourced elements of our IT Systems and data storage systems, and as a result a number of third-party vendors may or could have access to our confidential information.

Despite the implementation of preventative and detective security controls, such IT Systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism and war. Such IT Systems, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). As we continue to embrace both hybrid and remote working, we may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property.

We can provide no assurance that our current IT Systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. We and certain of our service providers from time to time have been and are subject to cyberattacks and/or security incidents. Additionally, such cyberattacks and security incidents have and may remain undetected for an extended period of time. Even when a security incident is detected, the full extent of a breach, if any, may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and IT Systems, our efforts to address these problems may not be successful. These problems, whether related to our IT Systems and/or those of third parties upon which we rely, have resulted in, and may in the future, result in, unexpected interruptions, delays, cessation of service and other harm to our business. While we do not believe that we have experienced a significant system failure, accident or security breach to date that has had a material affect on us, including our operations, business strategy, results of operations or financial condition, if such an event were to occur and cause sustained material interruptions in our operations, it could result in a material disruption of our offerings to consumers. Moreover, we and our third-party vendors collect, store and transmit sensitive data, including health-related information, personally identifiable information, intellectual property and proprietary business information in the ordinary course of our business. If a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such breaches have required, and may in the future require, notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including HIPAA as well as regulations promulgated by the FTC and state breach notification laws. Such breaches and allegations of such breaches expose us to risks of loss and/or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully complied with or effective in protecting our systems and information.

If our or our third-party vendors' security measures fail or are breached, it could result in unauthorized access to confidential and proprietary business information, intellectual property, sensitive consumer data (including health-related information) or other personally identifiable information of our consumers, employees, partners or contractors, a loss of or damage to our data, or an inability to access data sources, process data or provide our services. Such failures or breaches of our or our third-party vendors' security measures, or our or our third-party vendors' inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely impact consumer, partner, or investor confidence in us, and reduce the demand for our solutions and services. In addition, we could face litigation, significant damages for contract breach or other breaches of law, significant monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. The costs related to significant security breaches or disruptions could be material and exceed

the limits of the cybersecurity insurance we maintain against such risks. If the IT Systems of our third-party vendors become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any disruption or loss to IT Systems on which critical aspects of our operations depend could have an adverse effect on our business.

We use and may expand our use of AI and machine learning in our business and challenges with properly managing their use could result in reputational harm, competitive harm and legal liability, and adversely affect our results of operations.

We use AI and machine learning solutions in, and we may in the future integrate additional AI and/or machine learning solutions into, our platform, offerings, products and services, and these applications may become important in our operations over time. Our competitors or other industry participants may incorporate AI and/or machine learning into their products more quickly or more successfully than us, which could change our market dynamics and could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. Generally, the use of AI and machine learning applications has in the past resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our use of AI and machine learning applications could adversely affect our reputation and results of operations. AI and machine learning also present emerging ethical issues and if our use of AI and/or machine learning becomes controversial, we may experience brand or reputational harm, competitive harm or legal liability. The rapid evolution of AI and machine learning, including potential government regulation thereof, could require us to devote significant resources to develop, test and maintain our implementation of such technology in order to minimize unintended, harmful impact.

Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these laws and regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws specifically governing the internet and e-commerce. Furthermore, the regulatory landscape impacting these areas is constantly evolving. Existing and future regulations and laws could impede the growth of the internet, e-commerce or other online services. These regulations and laws may involve taxation, tariffs, privacy and data security, anti-spam, data protection, content, copyrights, distribution, electronic contracts, electronic communications, money laundering, electronic payments and consumer protection. It is not clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the internet as the vast majority of these laws and regulations were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

We cannot assure you that our practices have complied, comply or will in the future comply with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business, and proceedings or actions against us by governmental entities or others. For example, recent automatic renewal laws, which require companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers, resulted in class action lawsuits against companies that offer online products and services on a subscription or recurring basis. These and similar proceedings or actions could hurt our reputation, force us to spend significant resources in defense of these proceedings, distract our management, increase our costs of doing business, and cause consumers and paid merchants to decrease their use of our platform, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our apps and websites or may even attempt to completely block access to our platform. Adverse legal or regulatory developments could substantially harm our business.

Our business relies on email, mail and other messaging channels and any technical, legal or other restrictions on the sending of such correspondence or a decrease in consumer willingness to receive such correspondence could adversely affect our business.

Our business depends in part upon the emailing and mailing of promotional materials, cards with GoodRx codes and other information to consumers and healthcare providers, and is also significantly dependent on email and other messaging channels, such as text messages. We distribute pricing information and other promotional materials in the mail, and also provide emails, mobile alerts and other messages to consumers informing them of the discounted prices available on our apps and websites. These communications help generate a significant portion of our revenues. Because email, mail and other messaging channels are important to our business, if we are unable to successfully deliver messages to consumers through these channels, if there are legal restrictions on delivering such messages to consumers, if consumers do not or

cannot open or otherwise utilize our messages or if consumers reject the receipt of communications referencing particular prescriptions or conditions, our revenues and profitability would be adversely affected.

Actions taken by third parties that block, impose restrictions on or charge for the delivery of these communications could also harm our business. For example, from time to time, internet service providers or other third parties may block bulk communications or otherwise experience difficulties that result in our inability to successfully deliver communications to consumers. In addition, our use of mail, email and other messaging channels to send communications about our platform or other matters, including health related topics referencing particular prescriptions or conditions, may result in legal claims against us, which if successful might limit or prohibit our ability to send such communications.

We rely on a single third-party service provider for the delivery of substantially all of our mailing communications and rely on third-party service providers for delivery of emails, text messages and other forms of electronic communication. If we were unable to use any one of our current service providers, alternate providers are available; however, we believe our revenue could be impacted for some period as we transition to a new provider, and the new provider may be unable to provide equivalent or satisfactory services. Any disruption or restriction on the distribution of our communications, termination or disruption of our relationships with our third-party service providers, particularly our single third-party service provider for the delivery of mail communications, or any increase in the associated costs, may be beyond our control and would adversely affect our business.

We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act.

We send short message service ("SMS") text messages to individuals who are eligible to use our service. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws. Numerous class action suits under federal and state laws have been filed in recent years against companies who conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. We have been, and in the future may be subject to such litigation, which could be costly and time-consuming to defend. The Telephone Consumer Protection Act (TCPA) of 1991, a federal statute that protects consumers from unwanted telephone calls, faxes and text messages, restricts telemarketing and the use of automated SMS text messages without proper consent. Federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our SMS texting practices are not adequate or violate applicable law. This has resulted and may in the future result in civil claims against us. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity and our business, financial condition and results of operations could be adversely affected. Even an unsuccessful challenge of our SMS texting practices by our consumers, regulatory authorities or other third parties could result in negative publicity and could require a costly response from and defense by us.

Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations.

We rely on a variety of marketing techniques, including email and social media marketing and postal mailings, and we are subject to various laws, regulations and regulatory interpretations that govern such marketing and advertising practices. A variety of federal and state laws, regulations and regulatory interpretations govern the collection, use, retention, sharing and security of consumer data, particularly in the context of online advertising, which we rely upon to attract new consumers.

Laws, regulations and regulatory interpretations relating to privacy, data protection, marketing and advertising, and consumer protection are evolving and subject to potentially differing interpretations, particularly as they involve classes of data deemed to be sensitive. These requirements may be interpreted and applied in a manner that varies from one jurisdiction to another and/or may conflict with other law, regulations and regulatory interpretations. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us or any of our third-party partners, data centers, or service providers to comply with privacy policies or federal or state privacy or consumer protection-related laws, regulations, regulatory interpretations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject, or other legal obligations relating to privacy or consumer protection, could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, consumers, suppliers or others. These proceedings may result in financial liabilities or may require us to change our operations, including ceasing the use or sharing of certain data sets, or modifying marketing and other user engagement programs and plans. Any such claims, proceedings or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of consumers, suppliers, and contracts with PBMs and others and result in the imposition of monetary penalties. We are also contractually required to indemnify and hold harmless certain third parties from the costs or consequences of non-compliance with any laws, regulations, regulatory interpretations, or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party cross-site behavioral advertising technologies and other methods of online tracking for behavioral advertising and other purposes. The U.S. federal and state governments have enacted, and may in the future enact legislation, regulations and regulatory interpretations impacting the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cross-site behavioral advertising technologies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, limits on behavioral or targeted advertising and/or means to make it easier for internet users to prevent the placement of cross-site behavioral advertising technologies or to block other tracking technologies, which could, if widely adopted, result in the decreased effectiveness or use of third-party cross-site behavioral advertising technologies and other methods of online tracking, targeting or re-targeting. The regulation of the use of these cross-site behavioral advertising technologies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms and consequently, materially and adversely affect our business, financial condition and results of operations.

The CCPA, which became effective on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. Failure to comply with the CCPA may result in attorney general enforcement action and damage to our reputation. We have enacted and will continue to enact changes to ensure compliance with the CCPA. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that has increased the likelihood of, and risks associated with data breach litigation.

The CPRA significantly amends the CCPA and the majority of its provisions went into effect on January 1, 2023. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It has also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may be required. Further, certain states have passed similar laws, and similar laws are also continuing to be proposed at the state and federal level. For example, Washington state's My Health My Data Act ("MHMDA") was recently signed into law and proposes additional obligations and limitations regarding data. The MHMDA differs from other state privacy laws because of its broad definition of health information and a broad private right of action. Other states may be considering similar laws to the MHMDA. Historically, laws with private rights of action have resulted in numerous class action suits under federal and state laws resulting in multi-million-dollar settlements to the plaintiffs. We have been, and in the future may be, subject to such litigation, which could be costly and time-consuming to defend. Private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our general privacy practices are not adequate or violate applicable law. This may in the future result in civil claims against us. The scope and interpretation of the MHMDA will be continuously evolving and developing. If we do not comply with the MHMDA or similar laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity and our business, financial condition and results of operations could be adversely affected.

Additionally, the interpretations of existing federal and state consumer protection laws relating to online collection, use, dissemination, and security of health related and other personal information adopted by the FTC state attorneys general, private plaintiffs, and courts have evolved, and may continue to evolve, over time. Consumer protection and certain state data privacy laws like the CCPA and CPRA require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle or provide access to their personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, the FTC also has authority to initiate enforcement actions against entities that make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information or engage in other unfair practices that harm customers or that may violate Section 5(a) of the FTC Act. According to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce and thus violate Section 5(a) of the FTC Act. It may also violate one or more FTC-enforced rules. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC and many state Attorneys General also continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. These consumer protection laws are increasingly being applied by the FTC and state Attorneys General to regulate the collection, use, storage and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content. In February 2023, we reached a negotiated settlement with the FTC with respect to an investigation of our privacy and security practices which included a monetary settlement amount of $1.5 million and agreements to effect or maintain, as applicable, certain changes to our business practices, policies and compliance requirements.

As a result of regulatory enforcement proceedings and inquiries, we have been, and may in the future be, subject to related litigation, settlements or enforcement actions that have included or could include monetary penalties and/or compliance requirements that (1) impose significant and material costs, (2) require us to make modifications to our data practices and our marketing programs, (3) result in negative publicity, or (4) have a negative impact on consumer demand for our products and services, or on our commercial or industry relationships. Relatedly, there has also been, and may in the future also be, significant and material resource burdens on us, requirements that certain aspects of our operations to be overseen by an independent monitor, and/or limitations or the elimination of our ability to use certain targeting marketing strategies or work with certain third-party vendors. Even an unsuccessful challenge of our privacy practices by our consumers, regulatory authorities or other third parties could result in negative publicity and could require a costly response from and defense by us. Any of these events could adversely affect our ability to operate our business and our financial results.

In addition, HIPAA, which applies to parts of our business, imposes on entities within its jurisdiction, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. For example, HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon "covered entities" (health plans, health care clearinghouses and certain health care providers) and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services ("HHS"), affected individuals and if the breach is large enough, the media. We have experienced such breaches in the past and could be exposed to a risk of loss or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition.

In addition, to the extent we or our other contractors or agents receive or obtain individually identifiable health information from patients, healthcare professionals, pharmacies, or other individuals or entities, we could be subject to criminal penalties if we mishandle individually identifiable health information in a manner that is not authorized or permitted by HIPAA. Claims that we have violated individuals' privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

In addition, though we have wound down vitaCare Prescription Services, Inc.'s ("vitaCare") principal operations in connection with our Restructuring Plan, vitaCare's past activities could be subject to regulation and enforcement by the federal government and the states in which vitaCare conducted its business, including state licensing of pharmacies and pharmacists.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.

We may be unable to realize expected benefits from our restructuring and cost reduction efforts and our business might be adversely affected.

In order to operate more efficiently and control costs, from time to time, we announce restructuring plans and other cost savings initiatives, which include workforce reductions as well as re-balancing of products and services to align with our business strategy. These plans are intended to generate, among other things, operating expense savings and improved margins and profitability. For example, in August 2022, we implemented a reduction in force affecting employees of our wholly-owned subsidiary GoodRx, Inc.'s workforce in order to consolidate functions and eliminate or reduce investment in areas of lower focus. Additionally, in late 2023, we de-prioritized certain solutions under our pharma manufacturer solutions offering, which included (i) a reduction in force involving employees of our wholly-owned subsidiaries GoodRx, Inc. and vitaCare; (ii) the entry into retention agreements with certain other employees for the purpose of maintaining business continuity; and (iii) the restructuring or termination of certain solutions and arrangements with our clients to better align with our strategic goals and future scale.

We may undertake further restructuring actions or workforce reductions in the future. These types of restructuring and cost reduction activities are complex and may result in unintended consequences and costs, such as unforeseen delays in the implementation of our strategic initiatives, business and operational disruptions, decreased employee morale, loss of institutional knowledge and expertise, and potential impacts on financial reporting and the related internal controls. In addition, while positions have been eliminated, certain functions necessary to our operations remain, and we may be unsuccessful in distributing the duties and obligations of departed employees among our remaining employees. Any reduction in workforce could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives due to insufficient personnel, or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. If we do not successfully manage our current initiatives and restructuring activities or

any other similar activities that we may undertake in the future, expected efficiencies and benefits might be delayed or not realized, and our business, financial condition, and results of operations may be materially adversely affected.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code") if a corporation undergoes an "ownership change" (generally defined as a change (by value) in its equity ownership by more than 50 percentage points over a rolling three-year period), the corporation's ability to use its pre-change net operating loss ("NOL") carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As of December 31, 2022, we completed a study to assess whether an ownership change under Section 382 of the Code had occurred, or whether there had been multiple ownership changes since our formation. We determined that a Section 382 ownership change occurred in 2018, but we also determined that this ownership change did not materially impact our ability to utilize our NOL carryforwards and certain other tax attributes generated that year. We may have experienced additional ownership changes since December 31, 2022, and we may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or credits if we undergo a future ownership change. Further, U.S. tax laws limit the time during which NOL carryforwards generated before January 1, 2018 may be applied against future taxes. While NOL carryforwards generated on or after January 1, 2018 are not subject to expiration, the deductibility of such NOL carryforwards is limited to 80% of our taxable income for taxable years beginning on or after January 1, 2021. For these reasons, our ability to utilize NOL carryforwards and other tax attributes to reduce future tax liabilities may be limited.

We rely on the performance of members of management and highly skilled personnel, and if we are unable to attract, develop, motivate and retain well-qualified employees, our business could be harmed.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel. In addition, our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for such personnel is extremely intense. To attract and retain such personnel, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages. However, we have experienced and may continue to experience difficulties in hiring and retaining these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. We have needed and may in the future need to invest significant amounts of cash and equity to attract and retain employees and we may not realize sufficient returns on these investments. In addition, the loss of any of our senior management or other key employees, the failure to successfully transition key roles, or our inability to recruit, develop and retain qualified personnel could materially and adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. For instance, on April 25, 2023, Trevor Bezdek and Douglas Hirsch transitioned from their prior roles as our Co-Chief Executive Officers and our board of directors (our "Board") appointed Scott Wagner as Interim Chief Executive Officer while it engages in a search process for a permanent Chief Executive Officer. We have also recently made a number of additional changes to our senior management team. Any inability to successfully transition the Chief Executive Officer role and attract a permanent successor for such role or successfully transition other applicable senior management roles could adversely impact our business.

All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and results of operations may be materially adversely affected.

General economic factors, natural disasters or other unexpected events may adversely affect our business, financial performance and results of operations.

Although we only operate in the United States, our business, financial performance and results of operations depend in part on worldwide macroeconomic economic conditions and their impact on consumer spending. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect costs of manufacturing prescription medications, consumer spending or buying habits could materially and adversely affect demand for our offerings. Volatility in the financial markets has also had and may continue to have a negative impact on consumer spending patterns. In addition, negative national or global economic conditions may materially and adversely affect the PBMs, partner pharmacies and pharma manufacturers we contract with and their associated industry participants, financial performance, liquidity and access to capital. This may affect their ability to renew contracts with us on the same or better terms, which could impact the competitiveness of the discounted prices we are able to offer our consumers. All of these factors may be exacerbated by global financial conditions and other geopolitical factors, which could harm our business, financial condition and results of operations.

Economic factors such as increased insurance and healthcare costs, commodity prices, shipping costs, inflation, higher costs of labor, and changes in or interpretations of other laws, regulations and taxes may also increase our costs and make our offerings less competitive, increase general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Additionally, global public health crises, natural disasters, such as earthquakes and wildfires, and other adverse weather and climate conditions, political crises, such as terrorist attacks, war and other political instability or other unexpected events, could disrupt our operations, internet or mobile networks or the operations of PBMs and their pharmacy networks. For example, our corporate headquarters and other facilities are located in California, which in the past has experienced both severe earthquakes and wildfires. Certain natural events may become more frequent or intense as a result of climate change. For more information, see our risk factor titled "We are subject to a series of risks related to climate change." If any of these events occurs, our business could be adversely affected.

We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, technologies or products, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have a material adverse effect on us.

We have completed a number of strategic acquisitions in the past and may in the future consider opportunities to acquire or make investments in new or complementary businesses, technologies, offerings, or products, or enter into strategic alliances, that may enhance our capabilities, expand our pharmacy or PBM networks and healthcare platform in general, complement our current offerings or expand the breadth of our markets. Our ability to successfully grow through these types of strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies and products and to obtain any necessary financing, and is subject to numerous risks, including:

- failure to identify acquisition, investment or other strategic alliance opportunities that we deem suitable or available on favorable terms;

- problems integrating the acquired business, technologies or products, including issues maintaining uniform standards, procedures, controls and policies;

- unanticipated costs associated with acquisitions, investments or strategic alliances;

- adverse impacts on our overall margins;

- diversion of management's attention from our existing business;

- adverse effects on existing business relationships with consumers, pharmacies, PBMs and pharma manufacturers;

- risks associated with entering new markets in which we may have limited or no experience;

- potential loss of key employees of acquired businesses; and

- increased legal and accounting compliance costs.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. In the future, if our acquisitions do not yield expected returns, we may be required to take impairment charges to our results of operations based on our impairment assessment process, which could harm our results of operations.

If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, technologies and products effectively, our business, financial condition and results of operations could be materially and adversely affected. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations.

Restrictions in our debt arrangements could adversely affect our operating flexibility, and failure to comply with any of these restrictions could result in acceleration of our debt.

As of December 31, 2023, we had $661.8 million of principal amounts outstanding under a term loan that requires quarterly principal payments through September 2025, with any remaining unpaid principal and any accrued and unpaid interest due upon maturity in October 2025. We also have a revolving credit facility and as of December 31, 2023, we had no borrowings outstanding under our revolving credit facility (see Note 12 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information). Our current and additional debt arrangements that we expect to enter into in the future may limit our ability to, among other things:

- incur or guarantee additional debt;

- pay dividends and make other restricted payments;

- make certain investments and acquisitions;

- incur certain liens or permit them to exist;

- consolidate, merge or otherwise transfer, sell or dispose of all or substantially all of our assets;

- enter into certain types of restrictive agreements; and

- enter into certain types of transactions with affiliates.

We are also required to comply with certain financial ratios set forth in our existing debt arrangements. Certain provisions in our current and future debt arrangements may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our current and future debt arrangements could adversely affect our business, financial condition and results of operations. In addition, a failure to comply with the provisions of our current and future debt arrangements could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders under our existing and any other future secured debt agreements could proceed against the collateral granted to them to secure that indebtedness.

We have pledged substantially all of our subsidiaries' assets, including, among other things, equity interests of GoodRx, Inc. and its subsidiaries, as collateral under our existing debt arrangements. If the payment of outstanding amounts under our existing debt arrangement is accelerated, our assets may be insufficient to repay such amounts in full, and our common stockholders could experience a partial or total loss of their investment.

Our business depends on network and mobile infrastructure and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays and loss of consumers.

A key element of our strategy is to generate a significant number of visitors to, and their use of, our apps and websites. Our reputation and ability to acquire, retain and serve our consumers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our base of consumers and the amount of information shared on our apps and websites continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on computing, including cloud computing and the related infrastructure, to handle the traffic on our apps and websites. The operation of these systems is complex and could result in operational failures. In the event that the traffic of our consumers exceeds the capacity of our current network infrastructure or in the event that our base of consumers or the amount of traffic on our apps and websites grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults or other unexpected events or causes, could affect the security or availability of our apps and websites and prevent our consumers from accessing our apps and websites. If sustained or repeated, these performance issues could reduce the attractiveness of our offerings. In addition, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Any internet or mobile platform interruption or inadequacy that causes performance issues or interruptions in the availability of our apps or websites could reduce consumer satisfaction and result in a reduction in the number of consumers using our offerings.

We depend on the development and maintenance of the internet and mobile infrastructure. This includes maintenance of reliable internet and mobile infrastructure with the necessary speed, data capacity and security, as well as timely development of complementary offerings, for providing reliable internet and mobile access. Our business, financial condition and results of operations could be materially and adversely affected if for any reason the reliability of our internet and mobile infrastructure is compromised.

We currently rely upon third-party data storage providers, including cloud storage solution providers, such as Amazon Web Services and some specific uses of Google Cloud Platform. Nearly all of our data storage and analytics are conducted on, and the data and content we create associated with sales on our apps and websites are processed through servers hosted by these providers, particularly Amazon Web Services. We also rely on email service providers, bandwidth providers, internet service providers and mobile networks to deliver email and "push" communications to consumers and to allow consumers to access our websites. If our third-party vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be significantly disrupted. Some of our vendor agreements may be unilaterally terminated by the licensor for convenience, including with respect to services provided by Google, and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all.

Any damage to, or failure of, our systems or the systems of our third-party data centers or our other third-party providers could result in interruptions to the availability or functionality of our apps and websites. As a result, we could lose consumer data and miss opportunities to acquire and retain consumers, which could result in decreased revenue. If for any reason our arrangements with our data centers or third-party providers are terminated or interrupted, such termination or interruption could adversely affect our business, financial condition and results of operations. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We could experience additional expense in arranging new facilities, technology, services and support. In addition, the failure of our third-party data centers

or any other third-party providers to meet our capacity requirements could result in interruption in the availability or functionality of our apps and websites.

The satisfactory performance, reliability and availability of our apps, websites, transaction processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain consumers, as well as to maintain adequate consumer service levels. Our revenue depends in part on the number of consumers that visit and use our apps and websites in fulfilling their healthcare needs. Unavailability of our apps or websites could materially and adversely affect consumer perception of our brand. Any slowdown or failure of our apps, websites or the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our consumers.

The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event, or a decision to close our third-party data centers on which we normally operate or the facilities of any other third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our apps and websites. Certain natural events may become more frequent or intense as a result of climate change. For more information, see our risk factor titled "We are subject to a series of risks related to climate change." Cloud computing, in particular, is dependent upon having access to an internet connection in order to retrieve data. If a natural disaster, blackout or other unforeseen event were to occur that disrupted the ability to obtain an internet connection, we may experience a slowdown or delay in our operations. While we have some limited disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. Our disaster recovery and data redundancy plans may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur to our business, our operations could be impaired and our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party platforms such as the Apple App Store and Google Play App Store, to distribute our platform and offerings.

Our apps are accessed and operate through third-party platforms or marketplaces, including the Apple App Store and Google Play App Store, which also serve as significant online distribution platforms for our apps. As a result, the expansion and prospects of our business and our apps depend on our continued relationships with these providers and any other emerging platform providers that are widely adopted by consumers. We are subject to the standard terms and conditions that these providers have for application developers, which govern the content, promotion, distribution and operation of apps on their platforms or marketplaces, and which the providers can change unilaterally on short or no notice. Our business would be harmed if the providers discontinue or limit our access to their platforms or marketplaces; the platforms or marketplaces decline in popularity; the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies, including fees; the providers adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our apps in order to ensure that consumers can continue to access and use our GoodRx codes and pricing information.

If alternative providers increase in popularity, we could be adversely impacted if we fail to create compatible versions of our apps in a timely manner, or if we fail to establish a relationship with such alternative providers. Likewise, if our current providers alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If our providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.

In the past, some of these platforms or marketplaces have been unavailable for short periods of time. If this or a similar event were to occur on a short- or long-term basis, or if these platforms or marketplaces otherwise experience issues that impact the ability of consumers to download or access our apps and other information, it could have a material adverse effect on our brand and reputation, as well as our business, financial condition and operating results.

We rely on software-as-a-service ("SaaS") technologies from third parties.

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, marketing services and data storage services. For example, we rely on Amazon Web Services for a substantial portion of our computing and storage capacity. We also rely on Google for storage capacity and advertising services, and Google may update the terms of its services unilaterally by providing advance notice and posting changed terms on its website. In addition, Google may terminate certain agreements with us immediately upon notice. Certain of our other vendor agreements may be unilaterally terminated by the counterparty for convenience. If these services become unavailable due to contract cancellations, extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing our offerings and supporting our consumers and partners could be impaired and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business, financial condition, and results of operations.

We depend on our relationships with third parties and would be adversely impacted by system failures or other disruptions in the operations of these parties.

We use and rely on services from third parties, such as our telecommunications services and telehealth services, and those services may be subject to outages and interruptions that are not within our control. Failures by our telecommunications providers may interrupt our ability to provide phone support to our consumers and distributed denial of service attacks directed at our telecommunication service providers could prevent consumers from accessing our websites. In addition, we have in the past and may in the future experience down periods where our third-party credit card processors are unable to process the payments of our consumers, disrupting our ability to process or receive revenue from our subscription offerings. Disruptions to our telehealth offering, consumer support, website and credit card processing services could lead to consumer dissatisfaction, which would adversely affect our business, financial condition and results of operations.

Changes in consumer sentiment or laws, rules or regulations regarding the use of cookies and other tracking technologies and other privacy matters could have a material adverse effect on our ability to generate revenues and could adversely affect our ability to collect proprietary data on consumer behavior.

Consumers may become increasingly resistant to the collection, use and sharing of information online, including information used to deliver and optimize advertising, and take steps to prevent such collection, use and sharing of information. For example, consumer complaints and/or lawsuits regarding online advertising or the use of cookies or other tracking technologies in general and our practices specifically could adversely impact our business.

Consumers can currently opt out of the placement or use of most cookies for online advertising purposes by either deleting or disabling cookies on their browsers, visiting websites that allow consumers to place an opt-out cookie on their browsers, which instructs participating entities not to use certain data about consumers' online activity for the delivery of targeted advertising, or by downloading browser plug-ins and other tools that can be set to: identify cookies and other tracking technologies used on websites; prevent websites from placing third-party cookies and other tracking technologies on the consumer's browser; or block the delivery of online advertisements on apps and websites.

Various software tools and applications have been developed that can block advertisements from a consumer's screen or allow consumers to shift the location in which advertising appears on webpages or opt out of display, search and internet-based advertising entirely. In particular, Apple's mobile operating system permits these technologies to work in its mobile Safari browser. In addition, changes in device and software features could make it easier for internet users to prevent the placement of cookies or to block other tracking technologies. In particular, the default settings of consumer devices and software may be set to prevent the placement of cookies unless the user actively elects to allow them. For example, Apple's Safari browser currently has a default setting under which third-party cookies are not accepted and users must activate a browser setting to enable cookies to be set, and Apple has announced that its new mobile operating system will require consumers to opt in to the use of Apple's resettable device identifier for advertising purposes. Additionally, Google's Chrome browser has started implementing similar changes. Various industry participants have worked to develop and finalize standards relating to a mechanism in which consumers choose whether to allow the tracking of their online search and browsing activities, and such standards may be implemented and adopted by industry participants at any time.

We currently use cookies, pixel tags and similar technologies from third-party advertising technology providers to provide and optimize our advertising. If consumer sentiment regarding privacy issues or the development and deployment of new browser solutions or other Do Not Track mechanisms result in a material increase in the number of consumers who choose to opt out or block cookies and other tracking technologies or who are otherwise using browsers where they need to, and fail to, allow the browser to accept cookies, or otherwise result in cookies or other tracking technologies not functioning properly, our ability to advertise effectively and conduct our business, and our results of operations and financial condition would be adversely affected.

We are subject to a series of risks related to climate change.

There are inherent climate-related risks wherever business is conducted. Certain of the facilities we rely on, including but not limited to offices and network infrastructure, are located in areas that have experienced, and are projected to continue to experience, various meteorological phenomena (such as drought, heatwaves, wildfire, storms, and flooding, among others) or other catastrophic events that may disrupt our or our suppliers' operations, require us to incur additional operating or capital expenditures, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events. For example, in certain areas, there has been an increase in power shutoffs associated with wildfire prevention. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk.

Additionally, we expect to be subject to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business. For example, various regulators, including the SEC and the State of California, have adopted or are considering adopting requirements to provide significantly expanded climate-related disclosures which we anticipate will require us to incur significant costs related to compliance and impose increased

oversight obligations on our management and Board. The expectations of various stakeholders, including customers and employees, regarding such matters likewise continues to evolve. For more information, see our risk factor titled "The increasing focus on ESG initiatives could increase our costs, harm our reputation and adversely impact our financial results." Changing market dynamics, global and domestic policy developments, and the increasing frequency and impact of meteorological phenomena have the potential to disrupt our business, the business of our suppliers and/or customers, or otherwise adversely impact our business, financial condition, or results of operations.

The increasing focus on ESG initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by various stakeholders, including but not limited to investors, environmental activists, the media and governmental and nongovernmental organizations, on a variety of ESG and other sustainability matters. Such increased scrutiny may result in increased costs, changes in demands for certain products, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition, or results of operations.

From time to time, we may create and publish voluntary disclosures regarding ESG matters. Identification, assessment, and disclosure of such matters is complex. Certain statements may be based on expectations, assumptions, or third-party information that we currently believe to be reasonable but may subsequently be determined to be erroneous or be subject to misinterpretation. Additionally, expectations regarding companies' management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. ESG regulation and enforcement are also evolving rapidly, and we may be subject to investor or regulator engagement on our ESG disclosures even though we currently make them voluntarily.

Furthermore, certain market participants, including major institutional investors and capital providers, use third-party benchmarks or scores to measure our ESG practices in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations.

We experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. We may not agree that such initiatives will be appropriate for our business, and we may not be able to implement such initiatives because of potential costs or technical or operational obstacles, which may adversely impact our reputation or business relation with such customers or suppliers. To the extent we do adopt, or expand, certain ESG practices or policies, we may experience increased costs or be required to forego certain business opportunities in order to execute them; however, we cannot guarantee that such efforts will have the intended results. By contrast, any failure, or perceived failure, to pursue or conform to such policies, goals, or initiatives (including the manner in which we achieve some or any portion of our goals) within the timelines we announce, or at all, could adversely impact our reputation or business activities, including but not limited to potential enforcement actions or private litigation. As ESG best practices, reporting standards and regulatory requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. Simultaneously, certain other parties are seeking to reduce companies' efforts on ESG matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. Such ESG matters may also impact our suppliers and customers, which may compound or cause new impacts on our business, financial condition, or results of operations.

Risks Related to Intellectual Property

We may be unable to establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology.

Our business depends on proprietary technology and content, including software, processes, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, patent, copyright, domain name and trade secret-protection laws, in addition to confidentiality agreements and other practices to protect our brands, proprietary information, technologies and processes.

Our most material trademark asset is the registered trademark "GoodRx." Our trademarks are valuable assets that support our brand and consumers' perception of our offerings. We also hold the rights to the "goodrx.com" internet domain name, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names in the United States or in other jurisdictions in which we may ultimately operate, our brand recognition and reputation would suffer, we would incur significant re-branding expenses and our operating results could be adversely impacted. From time to time, we also file patent applications in the U.S. covering certain of our technology, including technology that we believe is critical to our business, and acquire patent assets to supplement our portfolio. For example, one of our issued patents relates to our ability to combine prices from multiple PBMs together in a single consumer interface. Our issued patents begin expiring in 2034, excluding any patent term adjustment.

Our issued patents and those that may be issued in the future may not provide us with competitive advantages, may be of limited territorial reach and may be held invalid or unenforceable if successfully challenged by third parties, and our patent applications may never be issued. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. Our limited patent protection may restrict our ability to protect our technologies and processes from competition. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay the introduction and implementation of new technologies, result in our substituting inferior or more costly technologies into our software or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, financial condition and results of operations could be adversely affected.

We may be sued by third parties for infringement, misappropriation, dilution or other violation of their intellectual property or proprietary rights.

Internet, advertising and e-commerce companies frequently are subject to litigation based on allegations of infringement, misappropriation, dilution or other violations of intellectual property rights. Some internet, advertising and e-commerce companies, including some of our competitors, as well as non-practicing entities, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us.

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights.

For instance, the use of our technology to provide our offerings could be challenged by claims that such use infringes, dilutes, misappropriates or otherwise violates the intellectual property rights of a third party. In addition, we may in the future be exposed to claims that content published or made available through our apps or websites violates third-party intellectual property rights.

As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods, and we cannot assure that we are not infringing or violating, and have not violated or infringed, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. We expect that we may receive in the future notices that claim we or our partners, or clients using our solutions and services, have misappropriated or misused other parties' intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps.

Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, and whether or not it results in litigation, is settled out of court or is determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of management and technical personnel from our business. Furthermore, an adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property rights. Any settlement or adverse judgment resulting from such a claim could require us to enter into a licensing agreement to continue using the technology, content or other intellectual property that is the subject of the claim; restrict or prohibit our use of such technology, content or other intellectual property; require us to expend significant resources to redesign our technology or solutions; and require us to indemnify third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. There also can be no assurance that we would be able to develop or license suitable alternative technology, content or other intellectual property to permit us to continue offering the affected technology, content or services to our

partners. If we cannot develop or license technology for any allegedly infringing aspect of our business, we will be forced to limit our service and may be unable to compete effectively. Any of these events could materially harm our business, financial condition and results of operations.

Failure to maintain, protect or enforce our intellectual property rights could harm our business and results of operations.

We pursue the registration of our patentable technology, domain names, trademarks and service marks in the United States. We also strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our technology or intellectual property rights. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technology or intellectual property by others.

Effective trade secret, patent, copyright, trademark and domain name protection is expensive to obtain, develop and maintain, both in terms of initial and ongoing registration or prosecution requirements and expenses and the costs of defending our rights. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming. We do not know whether any of our pending patent applications will result in the issuance of additional patents or whether the examination process will require us to narrow our claims or we may otherwise be unable to obtain patent protection for the technology covered in our pending patent applications. Our patents, trademarks and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Moreover, any issued patents may not provide us with a competitive advantage and, as with any technology, competitors may be able to develop similar or superior technologies to our own, now or in the future. In addition, due to a recent U.S. Supreme Court case, it has become increasingly difficult to obtain and assert patents relating to software or business methods, as many such patents have been invalidated for being too abstract to constitute patent-eligible subject matter. We do not know whether this will affect our ability to obtain new patents on our innovations, or successfully assert our patents in litigation or pre-litigation campaigns.

Monitoring unauthorized use of the content on our apps and websites, and our other intellectual property and technology, is difficult and costly. Our efforts to protect our proprietary rights and intellectual property may not have been and may not be adequate to prevent their misappropriation or misuse. Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Third parties from time to time copy content or other intellectual property or technology from our solutions without authorization and seek to use it for their own benefit. We generally seek to address such unauthorized copying or use, but we have not always been successful in stopping all unauthorized use of our content or other intellectual property or technology, and may not be successful in doing so in the future. Further, we may not have been and may not be able to detect unauthorized use of our technology or intellectual property, or to take appropriate steps to enforce our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our solutions and services. Our competitors may also independently develop similar technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every jurisdiction in which our solutions or technology are hosted or available. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property rights could result in competitors offering solutions that incorporate our most technologically advanced features, which could reduce demand for our solutions.

We may find it necessary or appropriate to initiate claims or litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of intellectual property rights claimed by others. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the use or technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. Litigation is inherently uncertain and any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. If we fail to maintain, protect and enforce our intellectual property, our business and results of operations may be harmed.

We may be unable to continue the use of our trademarks, trade names or domain names, or prevent third parties from acquiring and using trademarks, trade names and domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential consumers and

partners. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, which, if obtained, may impede our ability to build brand identity and possibly lead to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies, solutions or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish or protect our trademarks and trade names, or if we are unable to build name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

We have registered domain names for our websites that we use in our business. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our solutions under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management's attention.

ICANN (the Internet Corporation for Assigned Names and Numbers), the international authority over top-level domain names, has been increasing the number of generic top-level domains ("TLDs"). This may allow companies or individuals to create new web addresses that appear to the right of the "dot" in a web address, beyond such long-standing TLDs as ".com," ".org" and ".gov." ICANN may also add additional TLDs in the future. As a result, we may be unable to maintain exclusive rights to all potentially relevant or desirable domain names in the United States, which may harm our business. Furthermore, attempts may be made by third parties to register our trademarks as new TLDs or as domain names within new TLDs, and we may be required to enforce our rights against such registration attempts, which could result in significant expense and the diversion of management's attention.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information, including our technology platform, and to maintain our competitive position. With respect to our technology platform, we consider trade secrets and know-how to be one of our primary sources of intellectual property. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside contractors, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could harm our competitive position, business, financial condition, results of operations and prospects.

Issued patents covering our offerings could be found invalid or unenforceable if challenged.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) have been, are being or may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review ("IPR"), post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, if the breadth or

strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future offering candidates.

We utilize open source software, which may pose particular risks to our proprietary software and solutions.

We use open source software in our solutions and will use open source software in the future. Companies that incorporate open source software into their solutions have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. Some licenses governing the use of open source software contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses to third parties at no cost, if we combine our proprietary software with open source software in certain manners. Although we monitor our use of open source software, we cannot assure you that all open source software is reviewed prior to use in our solutions, that our developers have not incorporated open source software into our solutions, or that they will not do so in the future. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solutions. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our software. In addition, the terms of open source software licenses may require us to provide software that we develop using such open source software to others on unfavorable license terms. As a result of our current or future use of open source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our solutions, discontinue making our solutions available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including technologies and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our solutions and services, or adversely impact our ability to commercialize future solutions and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Risks Related to the Healthcare Industry

We may be subject to state and federal fraud and abuse and other healthcare regulatory laws and regulations. If we or our commercial partners act in a manner that violates such laws or otherwise engage in misconduct, we may be subject to civil or criminal penalties as well as exclusion from government healthcare programs.

Although the consumers who use our offerings do so outside of any medication or other health benefits covered under their health insurance, including any commercial or government healthcare program, we may nonetheless be subject to

healthcare fraud and abuse regulation and enforcement by both the U.S. federal government and the states in which we conduct our business. These laws impact, among other things, our sales, marketing, support and education programs and constrain our business and financial arrangements and relationships with pharmacies, PBMs, pharma manufacturers, marketing partners, healthcare professionals and consumers, and include, but are not limited to, the following:

- the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- the U.S. federal physician self referral law, or the Stark Law, which, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services, or DHS, which includes outpatient prescription drugs, if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibits the entity from billing Medicare or Medicaid for such DHS. Unlike the federal Anti-Kickback Statute, the Stark Law is violated if the financial arrangement does not meet an applicable exception, regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral;

- the U.S. federal false claims laws, including the civil False Claims Act (which can be enforced through "qui tam," or whistleblower actions, by private citizens on behalf of the federal government), which prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute or Stark Law constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

- HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- the federal Civil Monetary Penalties Law, which, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of services reimbursable by a state or federal healthcare program;

- federal consumer protection and unfair competition laws, which broadly regulate platform activities and activities that potentially harm consumers; and

- state laws and regulations, including state anti-kickback, self-referral and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers and self-pay patients.

To enforce compliance with healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and referral sources, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, entities may also have to agree to additional compliance and reporting requirements as part of a consent decree, non-prosecution or corporate integrity agreement. Any such investigation or settlements could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities may conclude that our business practices, including, without limitation, our revenue sharing arrangements with our partners, arrangements with entities that provide us with rebate administrative services, and other

sales and marketing practices, do not comply with applicable fraud and abuse or other healthcare laws and regulations or guidance.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, and additional oversight and reporting requirements if we become subject to a corporate integrity agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the pharmacies, PBMs, pharma manufacturers, marketing partners or other entities with whom we do business is found not to be in compliance with applicable laws, they may be subject to the same criminal, civil or administrative sanctions, including exclusion from government-funded healthcare programs.

We provide pricing information and discounted prices for all FDA-approved medications, including products that are regulated under federal and state law as controlled substances. Controlled substances are subject to more onerous regulatory requirements than other pharmaceutical products and have received increasing legal scrutiny in recent years, which will likely continue into the future. Regulatory or legal developments that have the effect of lowering the sales of controlled substances may have a negative impact on our business.

Our telehealth offering offered to consumers is subject to various state laws and regulations governing the provision of telehealth services.

Our ability to provide our telehealth offering is primarily regulated at the state level. State laws and regulations address, among other things, provider licensure requirements, the minimum modality required to provide telehealth services (i.e., the minimum interaction required between a telehealth provider and patient), the types of healthcare services that may be provided via telehealth, the types of practitioners that may provide such services, patient consent requirements and specific rules applicable to prescribing medications. These state laws and regulations are subject to changing political, regulatory and other influences. Some state licensing boards have established rules or interpreted existing rules in a manner that limits or restricts our ability to conduct or optimize our business.

Our telehealth offering grants patients the ability to access our affiliated physician-owned professional entities' network of clinicians to see a licensed healthcare provider for advice, diagnosis and treatment of routine health conditions on a remote basis. Due to the nature of this service and the provision of medical care and treatment by a licensed healthcare professional, we, our affiliated professional entities and any affiliated healthcare providers are and may in the future be subject to complaints, inquiries and compliance orders by national and state licensing boards. Such complaints, inquiries or compliance orders may result in disciplinary actions taken by these licensing boards against the licensed healthcare provider who provides services through our telehealth offering, which could include suspension, restriction or revocation of the healthcare provider's license, probation, required continuing education courses, monetary fines, administrative actions and other conditions. Regardless of outcome, these complaints, inquiries or compliance orders could have an adverse impact on our telehealth offering and our platform generally due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Due to the uncertain regulatory environment, certain states may determine that we or our affiliated professional entities are in violation of their laws and regulations or such laws and regulations may change requiring that we modify the way we currently conduct business. In the event that we must remedy such violations, we may be required to modify our offerings in such states in a manner that undermines our offerings or business, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such states are overly burdensome, we may elect to terminate our operations in such states. In each case, our business, financial condition and results of operations could be materially adversely affected.

Our telehealth offering and relationships with our affiliated physician-owned professional entities may implicate laws governing the practice of medicine and fee-splitting.

Our telehealth offering (where telehealth services are rendered by healthcare providers employed by or contracted with our affiliated professional entities, including through staffing providers, such as Wheel) may implicate certain state laws in the United States that generally prohibit non-physician entities from practicing medicine, exercising control over physicians or engaging in certain practices such as fee-splitting with physicians. Although we believe that we have structured our arrangements to ensure that the healthcare professionals maintain exclusive authority regarding the delivery of medical care and prescription of medications when clinically appropriate, there can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on our business, financial condition and results of operations. Regulatory authorities, state licensing boards, state attorneys general and other parties, including our affiliated professional entities, may assert that, despite the management service agreement and other arrangements through which we operate, we are engaged in the prohibited corporate practice of medicine, and/or that our arrangements with our affiliated professional entities constitute unlawful fee-splitting. If a state's prohibition on the corporate practice of medicine or fee-splitting law is interpreted in a manner that is inconsistent with our practices, we would be required to restructure or terminate our relationship with our affiliated professional entities to bring its activities into compliance with such laws. A determination of non-compliance, or the

termination of or failure to successfully restructure these relationships could result in disciplinary action, penalties, damages, fines, and/or a loss of revenue, any of which could have a material and adverse effect on our business, financial condition and results of operations. State corporate practice of medicine doctrines and fee-splitting prohibitions also often impose penalties on healthcare professionals for aiding the corporate practice of medicine, which could discourage physicians and other healthcare professionals from participating in our network of providers.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may adversely affect our business, financial condition and results of operations.

Our revenue is dependent on the healthcare industry and could be affected by changes in healthcare spending and policy. The healthcare industry is subject to changing political, regulatory and other influences. The Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010 (collectively, the "ACA"), enacted in March 2010, made major changes in how healthcare is delivered and reimbursed, and increased access to health insurance benefits to the uninsured and underinsured population of the United States. The ACA, among other things, required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand medications to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient medications to be covered under Medicare Part D, increased the number of individuals with Medicaid and private insurance coverage, implemented reimbursement policies that tie payment to quality, facilitated the creation of accountable care organizations that may use capitation and other alternative payment methodologies, strengthened enforcement of fraud and abuse laws and encouraged the use of information technology.

Since its enactment, there have been judicial, U.S. congressional and executive branch challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form.

In addition, recently there has been heightened governmental scrutiny over the manner in which pharma manufacturers set prices for their marketed products, which has resulted in several U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to medication pricing, reduce the cost of prescription medications under government payor programs, and review the relationship between pricing and manufacturer patient programs. Most significantly, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the "IRA") into law. This statute marks the most significant action by Congress with respect to the pharmaceutical industry since adoption of the ACA in 2010. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates on manufacturers under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the drug price negotiation program is currently subject to legal challenges. While the impact of the IRA on the pharmaceutical industry and our business cannot yet be fully determined, it may be significant. In addition, the IRA delayed the final rule removing safe harbor protection for price reductions given by pharmaceutical manufacturers to plan sponsors under Part D, either directly or through PBMs, unless the price reduction is required by law, until 2032.

Congress and the Biden administration have and are likely to continue to scrutinize key participants in the healthcare industry, including PBMs. A number of bills have been introduced in Congress that would further regulate PBMs and impose additional requirements. The FTC has issued statements about PBMs and is engaged in a study of PBMs that will likely result in a published report. Any findings in the report may motivate further actions by Congress or the Biden administration with respect to PBM regulation.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control medication pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, disclosure, transparency and reporting requirements to regulatory agencies regarding marketing costs and discounts provided to patients, such as those provided through our prescription transactions offering and subscription offerings, for prescription medications dispensed by pharmacies, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, the Supreme Court held in December 2020 in Rutledge v. Pharmaceutical Care Management that ERISA, a federal statute, did not preempt an Arkansas state law that regulates PBM reimbursements to network pharmacies and other standards for PBMs' reimbursements to network pharmacies. As a result of this holding, some states have passed, and other states may pass similar legislation or may otherwise attempt to regulate PBMs, which could have impacts on the healthcare industry.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could impact the amounts that federal and state governments and other third-party payors will pay for healthcare products and services or require us to restructure our existing arrangements with PBMs and pharma manufacturers, any of which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Organizational Structure, including Agreements and Relationships with Significant Stockholders

Our capital structure may adversely affect the trading market for our Class A common stock.

We cannot predict whether our dual class or controlled company structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, FTSE Russell requires new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders. In addition, certain index providers previously imposed restrictions on including companies with dual class or multi-class share structures in certain of their indexes and such restrictions could be reimposed in the future. As a result, our dual class capital structure makes us ineligible for inclusion in certain indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices may not invest in our stock. It is possible that such policies may depress our valuation compared to those of other similar companies that are included. These policies could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

The parties to our stockholders agreement, who hold a significant portion of our Class B common stock, control the direction of our business and such parties' ownership of our common stock prevents you and other stockholders from influencing significant decisions.

As of December 31, 2023, the holders of our Class B common stock, including the parties to our stockholders agreement, who also hold a significant portion of our Class B common stock, own approximately 97.0% of the combined voting power of our Class A and Class B common stock, with each share of Class A common stock entitling the holder to one vote and each share of Class B common stock entitling the holder to 10 votes, until the earlier of, (i) the first date on which the aggregate number of outstanding shares of our Class B common stock ceases to represent at least 10% of the aggregate number of our outstanding shares of common stock and (ii) September 25, 2027, on all matters submitted to a vote of our stockholders. Moreover, the parties to our stockholders agreement, who also hold Class A and Class B common stock, own 95.6% of the combined voting power of our Class A and Class B common stock as of December 31, 2023. In addition, we have agreed to nominate to our Board individuals designated by Silver Lake, Francisco Partners, Spectrum and Idea Men, LLC in accordance with our stockholders agreement. Silver Lake, Francisco Partners, Spectrum and Idea Men, LLC each retain the right to designate directors for so long as they beneficially own at least 5% of the aggregate number of shares of common stock outstanding. Even when the parties to our stockholders agreement cease to own shares of our stock representing a majority of the total voting power, for so long as the parties to our stockholders agreement continue to own a significant percentage of our stock, particularly our Class B common stock, they will still be able to significantly influence or effectively control the composition of our Board and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, the parties to our stockholders agreement will have significant influence with respect to our management, business plans and policies. In particular, for so long as the parties to our stockholders agreement continue to own a significant percentage of our stock, particularly our Class B common stock, the parties to our stockholders agreement may be able to cause or prevent a change of control of our company or a change in the composition of our Board, and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive investors of an opportunity to receive a premium for their shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

Further, our amended and restated certificate of incorporation provides that the doctrine of "corporate opportunity" will not apply with respect to the parties to our stockholders agreement or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries.

Substantial future sales by the parties to our stockholders agreement or other holders of our common stock, or the perception that such sales may occur, could depress the price of our Class A common stock.

As of December 31, 2023, the parties to our stockholders agreement collectively own 76.3% of our outstanding shares of common stock. Subject to the restrictions described in the paragraph below, future sales of these shares are subject to the volume and other restrictions of Rule 144 under the Securities Act for so long as such parties are deemed to be our affiliates, unless the shares to be sold are registered with the SEC. These stockholders are entitled to rights with respect to the registration of their shares. We are unable to predict with certainty whether or when such parties will sell a substantial number of shares of our Class A common stock. The sale by the parties to our stockholders agreement of a substantial number of shares, or a perception that such sales could occur, could significantly reduce the market price of our Class A common stock.

We are, and may become in the future, subject to various legal proceedings and claims that arise in or outside the ordinary course of business, which may require significant management time and attention, result in significant

legal expenses and may result in unfavorable outcomes, which may have a material adverse effect on our business, operating results and financial condition, and negatively affect the price of our Class A common stock.

We are, and may in the future become, subject to various legal proceedings and claims that arise in or outside the ordinary course of business. The results of these legal proceedings cannot be predicted with certainty. Lawsuits and other administrative or legal proceedings that may arise in the course of our operations can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal proceedings may be time consuming to defend or prosecute and may require a commitment of management and personnel resources that will be diverted from our normal business operations. Also, our insurance coverage may be insufficient, our assets may be insufficient to cover any amounts that exceed our insurance coverage, and we may have to pay damage awards or otherwise may enter into settlement arrangements in connection with such claims. Moreover, we may be unable to continue to maintain our existing insurance at a reasonable cost, if at all, or to secure additional coverage, which may result in costs associated with lawsuits and other legal proceedings being uninsured. Any such payments or settlement arrangements in current or future litigation could have a material adverse effect on our business, operating results or financial condition. Even if the plaintiffs' claims are not successful, current or future litigation could result in substantial costs and significantly and adversely impact our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition, and negatively affect the price of our Class A common stock. In addition, such lawsuits may make it more difficult to finance our operations.

We are a "controlled company" under the corporate governance rules of The Nasdaq Stock Market and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

As of December 31, 2023, certain affiliates of Silver Lake, Francisco Partners, Spectrum and Idea Men, LLC own approximately 95.6% of the combined voting power of our Class A and Class B common stock and are parties, among others, to a stockholders agreement. As a result, we are a "controlled company" within the meaning of the corporate governance standards of The Nasdaq Stock Market rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of its board of directors consist of independent directors;

- the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and

- the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We do not intend to rely on all of these exemptions. However, as long as we remain a "controlled company," we may elect in the future to take advantage of any of these exemptions. As a result of any such election, our Board would not have a majority of independent directors, our compensation committee would not consist entirely of independent directors and our directors would not be nominated or selected by independent directors, as applicable. Accordingly, investors do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The Nasdaq Stock Market rules.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- amendments to certain provisions of our amended and restated certificate of incorporation or amendments to our amended and restated bylaws generally require the approval of at least 66 2/3% of the voting power of our outstanding capital stock;

- our dual class common stock structure, which provides certain affiliates of Silver Lake, Francisco Partners, Spectrum, Idea Men, LLC and our Co-Founders, individually or together, with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

- our staggered Board;

- at any time when the holders of our Class B common stock no longer beneficially own, in the aggregate, at least the majority of the voting power of our outstanding capital stock, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- our amended and restated certificate of incorporation does not provide for cumulative voting;

- vacancies on our Board are able to be filled only by our Board and not by stockholders, subject to the rights granted pursuant to the stockholders agreement;

- a special meeting of our stockholders may only be called by the chairperson of our Board, our Chief Executive Officer or a majority of our Board;

- restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders (other than the parties to our stockholders agreement) to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, we have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation provides that engaging in any of a broad range of business combinations with any "interested stockholder" (any entity or person who, together with that entity's or person's affiliates and associates, owns or within the previous three years owned, 15% or more of our outstanding voting stock) for a period of three years following the date on which the stockholder became an "interested stockholder" is prohibited, provided, however, that, under our amended and restated certificate of incorporation, the parties to our stockholders agreement and any of their respective affiliates are not deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly are not subject to such restrictions.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation provides that the doctrine of "corporate opportunity" does not apply with respect to certain parties to our stockholders agreement and any director or stockholder who is not employed by us or our subsidiaries.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation, provides that the doctrine of "corporate opportunity" does not apply with respect to the parties to our stockholders agreement or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries. SLP Geology Aggregator, L.P., Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Spectrum Equity VII, L.P., Spectrum VII Investment Managers' Fund, L.P., Spectrum VII Co-Investment Fund, L.P. and Idea Men, LLC or their affiliates and any director or stockholder who is not employed by us or our subsidiaries, therefore, have no duty to communicate or present corporate opportunities to us, and have the right to either hold any corporate opportunity for their (and their affiliates') own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries. As a result, certain of our stockholders, directors and their respective affiliates are not prohibited from operating or investing in competing businesses. We, therefore, may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, operating results and financial condition.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation provides that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of

Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing debt agreements restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.

We are a holding company and depend on our subsidiaries for cash to fund operations and expenses, including future dividend payments, if any.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our subsidiaries to meet our obligations and to make future dividend payments, if any. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, the agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries' ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.

General Risk Factors

We may be unable to accurately forecast revenue and appropriately plan our expenses in the future.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and results of operations are difficult to forecast because they generally depend on the number and timing of our consumers using our platform, signing up for a subscription or using the services provided by our telehealth platform, as well as pharma manufacturers' spending patterns, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world, including the sustained impact of COVID-19 on the global economy. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could result in lower net income or greater net loss in a given quarter than expected.

We may experience fluctuations in our tax obligations and effective income tax rate, which could materially and adversely affect our results of operations.

We are subject to U.S. federal and state income taxes. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective income tax rates could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structures. For example, the Inflation Reduction Act of 2022, enacted in August 2022, imposes a minimum tax on certain corporations with book income of at least $1 billion (subject to certain adjustments) and an excise tax on certain stock buybacks and similar corporate actions.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our Class A common stock.

We intend to continue to make investments to support our business growth and may require additional capital to fund and support our business, to respond to competitive challenges or take advantage of strategic opportunities. Accordingly, we may require additional capital from equity or debt financing in the future and may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility, including our ability to issue or repurchase equity, develop new or enhanced existing offerings, complete acquisitions or otherwise take advantage of business opportunities. If we raise additional funds or finance acquisitions through further issuances of equity, convertible debt securities or other securities convertible into equity, you and our other stockholders could suffer significant dilution in your percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our Class A common stock. If we raise additional funds through debt financing, such financing could impose restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, including as a result of the disruption to the capital and debt markets caused by COVID-19 or a pandemic of a similar infectious disease, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our platform or features of our platform and offerings.

There are a number of changes to the patent laws that may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act (the "AIA"), enacted in September 2011, resulted in significant changes in patent legislation. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a "first-to-invent" to a "first-to-file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the U.S. Patent and Trademark Office ("USPTO") after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. Circumstances could prevent us from promptly filing patent applications on our inventions. The AIA also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, IPR and derivation proceedings.

There are also a number of changes to the patent laws being considered that, if enacted, may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Senate Judiciary Committee's Subcommittee on Intellectual Property in 2019 held hearings on expanding the test for patent definiteness under Section 112(f) of the Patent Act to combat the assertion of overbroad claims. Such changes could result in a diminished value for issued patents which properly captured the scope entitled to them as of the time of examination, but might fail the new test if it is enacted. Alternatively, the USPTO could decide to strengthen its examination under Section 112(f), leading to fewer issuing patents or patents issuing with more limited scope.

There are also legislative discussions regarding the changing of rules relating to post-grant review of patents through IPR or covered business method ("CBM") review. For example, current case law holds that the Patent Trial and Appeal Board ("PTAB") has the sole authority to determine whether to institute an IPR or CBM, and such decision is unreviewable on appeal. Efforts to amend the law to allow appellate review of PTAB institution decisions could result in an increase of institution as a result of such appellate review, and a corresponding increase in invalidation through these processes. Because of a lower evidentiary standard in PTAB proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a PTAB proceeding sufficient for the PTAB to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the PTAB procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action, and legislative attempts to make it easier to appeal successful patent-holder results could diminish the value of patents.

In addition, the patent position of companies engaged in the development and commercialization of software and internet e-commerce is particularly uncertain. Various courts, including the Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to certain software and business method patents. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature is not itself patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our software or business methods would be considered abstract ideas. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any owned or licensed patents. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions.

The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to software, which could make it difficult for us to stop the infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We may not be able to enforce our intellectual property rights throughout the world.

We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. Filing, prosecuting, maintaining, defending, and enforcing intellectual property rights on our solutions, services, and technologies in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. We do not own and have not registered or applied for intellectual property outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained protection to develop their own solutions and services and, further, may export otherwise violating solutions and services to territories where we have protection but enforcement is not as strong as that in the United States. These solutions and services may compete with our solutions and services, and our intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. For instance, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable for business methods. As such, we do not know the degree of future protection that we will have on our technologies, products and services.

In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection, especially those relating to healthcare. This could make it difficult for us to stop the misappropriation or other violation of our other intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our solutions, services and other technologies and the enforcement of intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new solutions or services in the future.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new solutions or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive

us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our solutions and services. Such royalties are a component of the cost of our solutions or services and may affect the margins on our solutions and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, results of operations and prospects could be affected. If licenses to third-party intellectual property rights are or become required for us to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations and prospects.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our financial conditions and results of operations;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

- changes in stock market valuations and operating performance of other healthcare and technology companies generally, or those in our industry in particular;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- changes in our Board or management;

- sales of large blocks of our Class A common stock, including sales by certain affiliates of Silver Lake, Francisco Partners, Spectrum, Idea Men, LLC, our Co-Founders or our executive officers and directors;

- lawsuits threatened or filed against us;

- anticipated or actual changes in laws, regulations or government policies applicable to our business;

- changes in our capital structure, such as future issuances of debt or equity securities;

- short sales, hedging and other derivative transactions involving our capital stock;

- general economic conditions in the United States;

- other events or factors, including those resulting from war, pandemics (such as COVID-19), incidents of terrorism or responses to these events; and

- the other factors described in this Part I, Item 1A, "Risk Factors."

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources, and harm our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We have established and implemented a cybersecurity risk management program and information privacy program (collectively, our "Cybersecurity and Privacy Programs") that are collectively intended to protect the confidentiality, integrity, and availability of our critical information systems and the information residing therein. These programs are integrated into, and form a part of, our overall enterprise risk management program, and share similar methodologies, reporting channels and governance processes to those that apply across the broader enterprise risk management framework.

Our Cybersecurity and Privacy Programs include:

• Teams responsible for managing security and privacy controls, risk assessments, and responding to cybersecurity incidents;

• Security and privacy awareness training of our employees;

• Privacy and security risk assessments designed to identify material privacy and/or cybersecurity risks to our systems, processes, and assets;

• The use of external service providers to assist with privacy and security controls, including vulnerability management;

• An incident response plan with trained personnel and personnel that are trained to execute the plan; and,

• A third-party risk management process for service providers and vendors.

We are subject to an evolving threat landscape that could pose various risks to our business, and such risks are regularly evaluated and managed via our Cybersecurity and Privacy Programs by internal and external experts. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information regarding risks related to cybersecurity matters, please see Part I, Item 1A, "Risk Factors—We depend on our information technology systems, and those of our third-party vendors, contractors and consultants, and any failure or significant disruptions of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and results of operations."

Cybersecurity Governance

Our Board and its committees have an active role in overseeing risk management and they have delegated to the Compliance Committee oversight over our cybersecurity and data privacy risks. The Compliance Committee oversees management's implementation of our Cybersecurity and Privacy Programs, except to the extent direct oversight by the Board is required by the FTC Order.

The Compliance Committee receives periodic reports from management regarding cybersecurity and privacy risks, any material updates thereto and a summary of any cybersecurity and/or privacy events or incidents that have occurred, in each case, since the most recent update provided to the Compliance Committee. The Compliance Committee reports to the full Board regarding its activities, including those related to cybersecurity and privacy. In addition, at least once every twelve months and promptly after the occurrence of certain specified cybersecurity/data privacy incidents, the Board and our Interim Chief Executive Officer receive the written Cybersecurity and Privacy Program materials, which include the results of the most recent cybersecurity and privacy risk assessment and any evaluations thereof or updates thereto (collectively, the "Reporting Materials"). On an annual basis, management also leads the Board through a comprehensive review of the Reporting Materials, including, among other things, a review of the identified material cybersecurity and privacy risk exposures and the safeguards implemented to control such risk exposures.

Our Security Team is responsible for assessing and managing our material risks from cybersecurity threats and is primarily responsible for our overall Cybersecurity and Privacy Programs and collaborates with other employees and third parties to identify and mitigate applicable risks. The Security Team's experience includes various industry certifications (e.g., CISSP, CISM, CCSP, CISA, etc.), and industry experience (e.g., healthcare, technology, critical infrastructure, etc.).

Under the Cybersecurity and Privacy Programs, our Security Team monitors, prevents, detects, mitigates, and remediates cybersecurity risks and incidents via various means, including monitoring threat intelligence from various sources, internal and external vulnerability management, and alerts and reports produced by security tools. Reporting of such risks is regularly provided to the Board and the Compliance Committee, as applicable.

Item 2. Properties.

Our corporate headquarters is located in Santa Monica, California, where we lease approximately 74,000 square feet of space under a lease expiring in 2031. We also maintain smaller satellite offices across the United States, including in San Francisco, California, Charleston, South Carolina, Asheville, North Carolina, St. Louis, Missouri, New Albany, Ohio and New York, New York. We believe that these facilities are sufficient for our current needs and that additional facilities will be available to accommodate the expansion of our business should they be needed.

Item 3. Legal Proceedings.

The information required under this Item 3 is set forth in Note 13 within "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report and is incorporated herein by this reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

On September 23, 2020, our Class A common stock began trading on the Nasdaq Global Select Market under the symbol "GDRX." Prior to that time, there was no public market for our common stock. There is no established public trading market for our Class B common stock.

Holders

As of February 20, 2024, there were 7 holders of record of our Class A common stock and 10 holders of record of our Class B common stock.

Dividend Policy

We are a holding company that does not conduct any business operations of our own. We will only be able to pay dividends from our available cash on hand and cash distributions and other transfers received from our subsidiaries, including GoodRx, Inc. and GoodRx Intermediate Holdings, LLC, whose ability to make any payments to us will depend upon many factors, including their operating results and cash flows. Additionally, our existing debt arrangements contain covenants restricting payments of dividends by our subsidiaries, including GoodRx, Inc., unless certain conditions are met. We have paid cash dividends on our capital stock in the past but cannot guarantee that we will continue to do so in the future. Any determination to pay dividends in the future will be at the discretion of our Board and will depend upon results of operations, financial condition, capital requirements, business prospects, restrictions imposed by applicable law and other factors our Board deems relevant.

Recent Sales of Unregistered Securities; Purchases of Equity Securities by the Issuer or Affiliated Purchaser

We did not sell any equity securities during the year ended December 31, 2023 that were not registered under the Securities Act.

The following table presents information with respect to our repurchases of Class A common stock during the three months ended December 31, 2023.

Period	Total Number of Shares Repurchased [1]	Average Price Paid per Share [2]	Total Number of Shares Repurchased as Part of Publicly Announced Program [1]	Approximate Dollar Value of Shares that May Yet Be Repurchased Under the Program (in thousands)
October 1 - 31	—	$ —	—	$ —
November 1 - 30	13,058,343	$ 5.50	13,058,343	$ 50,309
December 1 - 31	1,003,953	$ 5.98	1,003,953	$ 44,305
Total	14,062,296		14,062,296	

(1)   The repurchases are being executed from time to time, subject to general business and market conditions and other investment opportunities, through open market purchases or privately negotiated transactions, which may include repurchases through Rule 10b5-1 plans. See Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information related to our old stock repurchase program, which was approved by our Board on February 23, 2022 and announced on February 28, 2022, in addition to our new stock repurchase program effective subsequent to December 31, 2023, which was approved by our Board on February 27, 2024 and announced on February 29, 2024.

(2)   Average price paid per share includes direct costs and estimated excise taxes associated with the repurchases.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our Class A common stock from September 23, 2020, the first day of trading of our Class A common stock on the Nasdaq Global Select Market, through December 31, 2023, relative to the performance of the Nasdaq Composite Index and the two industries we intersect, namely, the Dow Jones Internet Services Index and S&P 500 Healthcare Index. The graph assumes an initial investment of $100 at the close of trading on September 23, 2020 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.



Use of Proceeds

On September 25, 2020, we completed our IPO. All shares sold were registered pursuant to a registration statement on Form S-1 (File No. 333-248465), as amended (the "Registration Statement"), declared effective by the SEC on September 22, 2020.

There have been no material changes in the expected use of the net proceeds from our IPO as described in our Registration Statement. As of December 31, 2023, we estimated we had used approximately $281.4 million of the net proceeds from our IPO: (i) $164.4 million for the acquisition of businesses that complement our business and (ii) $117.0 million for the repurchases of our Class A common stock. As of December 31, 2023, we had $605.5 million of remaining net proceeds from our IPO which have been invested in investment grade, interest-bearing instruments.

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Part I, Item 1A, "Risk Factors" and in other parts of this Annual Report on Form 10-K. A discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021 has been reported previously in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 1, 2023, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview

Our mission is to help Americans get the healthcare they need at a price they can afford. To achieve this, we are building the leading consumer-focused digital healthcare platform in the United States. Copays have continued to trend upward in recent years and we believe as insurance providers continue to shift the cost burden more and more to consumers, consumers are now more than ever searching for sustainable affordable healthcare solutions which, in turn, strengthens our value proposition. We believe our financial results reflect the significant market demand for our offerings and the value that we provide to the broader healthcare ecosystem; however, our financial results for the year ended December 31, 2023 have been materially impacted by certain restructuring related activities undertaken by us during 2023 and the sustained effects of certain events that occurred during 2022.

Late in the first quarter of 2022, a grocery chain took actions that impacted acceptance of discounted pricing for a subset of prescription drugs from PBMs, whose pricing we promote on our platform ("grocer issue"). This had a material adverse impact on our prescription transactions revenue and Monthly Active Consumers, which was partially offset by our ability to shift certain prescription transactions to other retailers. Although the grocer issue was addressed in August 2022 and our discounted pricing has since been consistently welcomed at the point of sale by the grocery chain, beginning in the second quarter of 2022, it has had and will continue to have a sustained adverse impact on our prescription transactions revenue and Monthly Active Consumers due to consumer response to updated consumer pricing and the timing and extent of returning user levels. We have not experienced, and are not aware of, PBM-pharmacy issues at any other large volume pharmacies, with the exception of the grocery chain described above, and we believe our pharmacy and PBM relationships remain strong. For additional information, please see Part I, Item 1A, "Risk Factors – We rely on a limited number of industry participants."

In addition, but to a lesser extent, the acquisition of vitaCare Prescription Services, Inc. ("vitaCare") in April 2022 also had a negative impact on our net loss, net loss margin, Adjusted EBITDA and Adjusted EBITDA Margin for the year ended December 31, 2023. vitaCare had a higher cost of revenue due to the operational nature of the solutions it supported and had historically generated net losses and negative Adjusted EBITDA.

On August 7, 2023, our board of directors (our "Board") approved a plan (the "Restructuring Plan") to de-prioritize certain solutions provided under our pharma manufacturer solutions offering, including vitaCare, which was substantially completed at December 31, 2023. The Restructuring Plan is part of our continued strategic focus on scaling and re-balancing our cost structure to drive improved profitability. For additional information, see Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Our revenue and net loss for the year ended December 31, 2023 have been impacted by costs incurred due to these restructuring activities, which are expected to result in approximately $18.0 million to $22.0 million of annualized run rate cash savings principally related to future cost of revenues. The annualized run rate cash savings are estimates and subject to a number of assumptions, and actual results may differ materially.

For the year ended December 31, 2023 as compared to the year ended December 31, 2022:

- Revenue decreased 2% to $750.3 million (which was impacted by $10.0 million of client contract termination costs incurred in connection with the Restructuring Plan) from $766.6 million;

- Adjusted Revenue decreased 1% to $760.3 million (which represents revenue excluding the $10.0 million of client termination costs incurred in connection with the Restructuring Plan, which was recognized as a reduction of revenue) from $766.6 million;

- Net loss and net loss margin were $8.9 million and 1.2%, respectively, compared to net loss and net loss margin of $32.8 million and 4.3%, respectively; and

- Adjusted EBITDA and Adjusted EBITDA Margin were $217.4 million and 28.6%, respectively, compared to $213.5 million and 27.8%, respectively.

Revenue, net loss and net loss margin are financial measures prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For a reconciliation and presentation of Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable GAAP financial measures, information about why we consider Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin useful and a discussion of the material risks and limitations of

these measures, please see "Key Financial and Operating Metrics—Non-GAAP Financial Measures" included within this Part II, Item 7 of this Annual Report on Form 10-K.

Seasonality

We typically experience stronger consumer demand during the first and fourth quarters of each year, which coincide with generally higher consumer healthcare spending, doctor office visits, annual benefit enrollment season, and seasonal cold and flu trends. For our integrated savings programs, we may experience stronger prescription transactions revenue during the first half of each year since more claims are likely to be routed through GoodRx while plan members are in the deductible phase of their health plans. We may also experience stronger demand for our pharma manufacturer solutions offering during the fourth quarter of each year, which coincides with pharma manufacturers' annual budgetary spending patterns. In addition, this seasonality may impact revenue and sales and marketing expense. The grocer issue and the ongoing impact of COVID-19 may have masked some of these trends in recent periods and may continue to impact these trends in the future.

Recent Developments

On February 27, 2024, our Board authorized a new $450.0 million stock repurchase program. On February 20, 2024, we entered into the Fifth Amendment to First Lien Credit Agreement to amend our Revolving Credit Facility under the Credit Agreement to extend its maturity date from October 11, 2024 to July 11, 2025. See Note 19 in the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Key Financial and Operating Metrics

We use Monthly Active Consumers, subscription plans, Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin to assess our performance, make strategic and offering decisions and build our financial projections. The number of Monthly Active Consumers and subscription plans are key indicators of the scale of our consumer base and a gauge for our marketing and engagement efforts. We believe these operating metrics reflect our scale, growth and engagement with consumers.

We exited the fourth quarter of 2023 with over 7 million prescription-related consumers that used GoodRx across our prescription transactions and subscription offerings. Our prescription-related consumers represent the sum of Monthly Active Consumers for the three months ended December 31, 2023 and subscribers to our subscription plans as of December 31, 2023.

Monthly Active Consumers

Monthly Active Consumers beginning with the second quarter of 2022 were impacted by the grocer issue.

	Three Months Ended							
(in millions)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Monthly Active Consumers	6.4	6.1	6.1	6.1	5.9	5.8	5.8	6.4

Subscription Plans

Subscription plans have been impacted by a sequential decline in our subscription plans for Kroger Savings as a result of reduced marketing spend in relation to that offering. We expect our subscription plans for Kroger Savings to continue to sequentially decline through July 2024, the expected sunset of the program. Gold subscription plans increased year-over-year and accounted for 694 thousand as of December 31, 2023.

	As of							
(in thousands)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Subscription plans	884	930	969	1,007	1,030	1,060	1,133	1,203

Non-GAAP Financial Measures

Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin are key measures we use to assess our financial performance and are also used for internal planning and forecasting purposes. We believe Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin are helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors and other interested parties to evaluate and assess performance.

We define Adjusted Revenue for a particular period as revenue excluding client contract termination costs associated with restructuring related activities. We exclude these costs from revenue because we believe they are not indicative of past or future underlying performance of the business.

We define Adjusted EBITDA for a particular period as net income or loss before interest, taxes, depreciation and amortization, and as further adjusted, as applicable, for acquisition related expenses, stock-based compensation expense, payroll tax expense related to stock-based compensation, loss on extinguishment of debt, financing related expenses, loss on operating lease assets, restructuring related expenses, legal settlement expenses, charitable stock donation, gain on sale of business and other income or expense, net. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of Adjusted Revenue.

Adjusted Revenue, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain costs that are reflected in our consolidated statements of operations that are necessary to run our business. Other companies, including other companies in our industry, may not use these measures or may calculate these measures differently than as presented in this Annual Report on Form 10-K, limiting their usefulness as comparative measures.

The following table presents a reconciliation of net loss and revenue, the most directly comparable financial measures calculated in accordance with GAAP, to Adjusted EBITDA and Adjusted Revenue, respectively, and presents net loss margin, the most directly comparable financial measure calculated in accordance with GAAP, with Adjusted EBITDA Margin:

	Year Ended December 31,	
(dollars in thousands)	**2023**	**2022**
Net loss	$ (8,868)	$ (32,828)
Adjusted to exclude the following:		
Interest income	(32,171)	(9,274)
Interest expense	56,728	34,243
Income tax (benefit) expense	(46,704)	9,597
Depreciation and amortization [1]	107,668	54,177
Other expense [2]	4,008	—
Financing related expenses [3]	—	20
Acquisition related expenses [4]	1,777	26,486
Restructuring related expenses [5]	27,023	6,273
Legal settlement expenses [6]	100	1,500
Stock-based compensation expense	104,820	120,234
Payroll tax expense related to stock-based compensation	1,693	1,882
Loss on operating lease assets [7]	1,353	12,569
Gain on sale of business [8]	—	(11,404)
Adjusted EBITDA	$ 217,427	$ 213,475
Revenue	$ 750,265	$ 766,554
Adjusted to exclude the following:		
Client contract termination costs [9]	10,000	—
Adjusted Revenue	$ 760,265	$ 766,554
Net loss margin [10]	(1.2%)	(4.3%)
Adjusted EBITDA Margin [11]	28.6%	27.8%

_____

(1)   Depreciation and amortization for the year ended December 31, 2023 included $46.7 million of amortization related to certain intangible assets in connection with the Restructuring Plan, which were accelerated through December 31, 2023, the date the Restructuring Plan was substantially complete.

(2)   Other expense represents the impairment loss on one of our minority equity interest investments.

(3)   Financing related expenses include third party fees related to proposed financings.

(4)   Acquisition related expenses principally include costs for actual or planned acquisitions including related third party fees, legal, consulting and other expenditures, and as applicable, severance costs and retention bonuses to employees related to acquisitions and change in fair value of contingent consideration. Acquisition related expenses in 2022 also included similar transaction related costs for our sale of certain technology assets of

GoodRx Care and a $18.1 million net change in fair value of contingent consideration related to our vitaCare acquisition.

(5)   Restructuring related expenses include employee severance and other personnel related costs in connection with various workforce optimization and organizational changes to better align with our strategic goals and future scale. In connection with the Restructuring Plan, restructuring related expenses for the year ended December 31, 2023 also included (i) a loss of $7.0 million relating to the disposal of certain capitalized software that were not yet ready for their intended use; and (ii) a $10.0 million contract termination payment to a pharma manufacturer solutions client. Substantially all of the restructuring related expenses in 2022 were related to a reduction in force approved by our Board in August 2022 involving approximately 16% of the workforce of our indirect wholly-owned subsidiary GoodRx, Inc.

(6)   Legal settlement expenses consist of periodic settlement costs for significant and unusual litigation matters. We believe these costs do not represent recurring expenses arising in the ordinary course of business that are indicative of our overall operating performance. For the year ended December 31, 2023, legal settlement expenses represent the estimated probable net loss with respect to ongoing class action litigations. For the year ended December 31, 2022, legal settlement expenses represent a negotiated settlement with the Federal Trade Commission.

(7)   Loss on operating lease assets include, as applicable for the periods presented, losses incurred relating to the abandonment or sublease of certain leased office spaces and disposal of related capitalized costs.

(8)   Gain on sale of business represents the pre-tax gain recognized on the sale of certain technology assets of GoodRx Care, LLC, our telehealth platform.

(9)   Client contract termination costs represent a payment to a pharma manufacturer solutions client to terminate certain contracts in connection with the Restructuring Plan, which was recognized as a reduction of revenue.

(10)   Net loss margin represents net loss as a percentage of revenue.

(11)   Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of Adjusted Revenue.

Components of our Results of Operations

For a description of the components of our results of operations, see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our revenue is primarily derived from prescription transactions revenue that is generated when pharmacies fill prescriptions for consumers, and from other revenue streams such as pharma manufacturer solutions, our subscription offerings, and our telehealth services. We consider PBMs, pharma manufacturers and consumers of our subscription and telehealth services, for which we have direct contractual agreements, to be our primary customers. We expect pharma manufacturer solutions to continue to grow as a percentage of total revenue in the near to medium term as we continue to scale and expand available services, capabilities and platforms of our pharma manufacturer solutions offering. All of our revenue has been generated in the United States.

Beginning in late 2022, we began to enter into direct contractual agreements with select pharmacies, referred to as partner pharmacies, to complement the existing contractual agreements with our PBM partners. Partner pharmacies are our customers in these arrangements. We expect to increase direct contractual relationships with more pharmacies in proportion to existing contractual agreements with our PBM partners in the near term.

Prior to December 2023, we provided consumer incentives principally in the form of discounts to a limited number of consumers on a limited number of prescription drugs for a limited time ("limited marketing promotions"). Consumer discounts on prescription drugs with partner pharmacies as our customers were recognized as a reduction of prescription transactions revenue. For consumer discounts on prescription drugs with PBMs as our customers, we evaluate whether such discounts represent payments to a customer, which are recognized as a reduction of prescription transactions revenue if no distinct benefit is received, or whether the discounts relate to limited marketing promotions, which are recognized as sales and marketing expenses. We consider various factors including whether the discounts are made available for a limited time on a limited number of prescription drugs, consumer eligibility requirements, whether discounts are targeted towards consumer transactions with specific partner pharmacies or PBMs, and whether there is involvement or reasonable expectations of our customers with regards to the discounts. In December 2023, we implemented a change in some aspects of our consumer incentives program whereby the incentives are no longer limited marketing promotions and we believe our customers can now reasonably expect to benefit from these incentives. As a result, all consumer discounts subsequent to this change are expected to be recognized as a reduction of prescription transactions revenue.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2023 and 2022:

(dollars in thousands)	Year Ended December 31, 2023	% of Total Revenue	Year Ended December 31, 2022	% of Total Revenue	Change ($)	Change (%)
Revenue:						
Prescription transactions revenue	$ 550,738	73%	$ 550,536	72%	$ 202	0%
Subscription revenue	94,410	13%	96,167	13%	(1,757)	(2%)
Pharma manufacturer solutions revenue [(1)]	85,065	11%	99,425	13%	(14,360)	(14%)
Other revenue	20,052	3%	20,426	3%	(374)	(2%)
Total revenue	750,265		766,554			
Costs and operating expenses:						
Cost of revenue, exclusive of depreciation and amortization presented separately below	66,925	9%	65,079	8%	1,846	3%
Product development and technology	135,836	18%	143,137	19%	(7,301)	(5%)
Sales and marketing	341,328	45%	357,631	47%	(16,303)	(5%)
General and administrative	125,515	17%	144,792	19%	(19,277)	(13%)
Depreciation and amortization	107,668	14%	54,177	7%	53,491	99%
Total costs and operating expenses	777,272		764,816			
Operating (loss) income	(27,007)		1,738			
Other expense, net:						
Other expense	(4,008)	1%	—	0%	(4,008)	n/m
Interest income	32,171	4%	9,274	1%	22,897	247%
Interest expense	(56,728)	8%	(34,243)	4%	(22,485)	66%
Total other expense, net	(28,565)		(24,969)			
Loss before income taxes	(55,572)		(23,231)			
Income tax benefit (expense)	46,704	6%	(9,597)	1%	56,301	(587%)
Net loss	$ (8,868)		$ (32,828)			

_____

(1)   Pharma manufacturer solutions revenue for the year ended December 31, 2023 included a $10.0 million contract termination payment to a pharma manufacturer solutions client in connection with our Restructuring Plan, which was recognized as a reduction of revenue. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

Revenue

Prescription transactions revenue stayed relatively flat year-over-year, primarily as a result of a 3% increase in the number of our average Monthly Active Consumers, substantially offset by the pricing effects of the grocer issue due to an ongoing shift in the volume of prescription transactions to other retailers, which generally provide lower pricing relative to prescription transactions processed through the grocer involved, and an increase in consumer discounts pertaining to transactions processed through partner pharmacies, which were recognized as a reduction of revenue.

Subscription revenue decreased $1.8 million, or 2%, year-over year, primarily driven by a decrease in the number of subscription plans due to the anticipated sunset of Kroger Savings, resulting in 884 thousand subscription plans as of December 31, 2023, compared to 1,030 thousand as of December 31, 2022, substantially offset by the effects of the pricing increase for Gold subscribers in the first half of 2022. Given the subscription fee is higher for Gold relative to Kroger Savings, we expect the anticipated sunset of Kroger Savings will result in a higher decline in subscription plans relative to subscription revenue.

Pharma manufacturer solutions revenue decreased $14.4 million, or 14%, year-over year, primarily driven by a $10.0 million contract termination payment to a client in connection with the Restructuring Plan, which was recognized as a reduction of revenue, as well as by our increased focus on prioritizing service arrangements with high levels of recurring revenue potential relative to the prior year and moderation in spending across pharma manufacturers. Due principally to the Restructuring Plan and the related contract termination payment as described above, vitaCare contributed ($2.2) million in revenue for the year ended December 31, 2023 compared to $5.6 million for the same period of 2022. We expect the results of the de-prioritization of certain solutions under our pharma manufacturer solutions offering in connection with the Restructuring Plan will have a sustained adverse impact on our pharma manufacturer solutions revenue in the medium term.

Other revenue decreased 2% year-over-year. Apart from the Restructuring Plan as discussed above, our acquisitions and dispositions individually and in the aggregate did not materially contribute to the change in our revenue for the year ended December 31, 2023 compared to the same period of 2022.

Costs and Operating Expenses

Cost of revenue, exclusive of depreciation and amortization

Cost of revenue is largely driven by the growth of our visitor, subscriber and active consumer base, as well as our offering mix. Our cost of revenue as a percentage of revenue may vary based on the change in mix of our various offerings.

Cost of revenue increased $1.8 million, or 3%, year-over-year, primarily driven by $4.2 million of personnel related costs in connection with the Restructuring Plan and a $2.5 million year-over-year increase in hosting costs and processing fees. The impact from these drivers was partially offset by a $3.1 million decrease in outsourced and in-house personnel and other costs related to consumer support and a $2.0 million decrease in fulfillment costs for certain solutions provided to customers under our pharma manufacturer solutions offering.

Product development and technology

Product development and technology expenses are primarily driven by changes in headcount and investments to support and develop our various products. We capitalize certain qualified costs related to the development of internal-use software, which may cause product development and technology expenses to vary from period to period.

Product development and technology expenses decreased $7.3 million, or 5%, year-over-year, primarily driven by a $14.7 million decrease in payroll and related costs largely due to higher capitalization of certain qualified costs related to the development of internal-use software and lower average headcount. The impact from these drivers was partially offset by a $8.0 million loss on the disposal of certain capitalized software that were not yet ready for their intended use, principally in connection with the Restructuring Plan.

Sales and marketing

Sales and marketing expenses are primarily driven by investments to grow and retain our consumer base and may fluctuate based on the timing of our investments in consumer acquisition and retention. We continuously evaluate the impact of sales and marketing activities on our business and actively manage our sales and marketing spend, including investment in consumer acquisition, which is largely variable, as market and business conditions change.

Sales and marketing expenses decreased $16.3 million, or 5%, year-over-year primarily driven by a $27.5 million decrease in advertising expenses as we proactively managed our spend to better align with our strategic goals, partially offset by a $10.7 million increase in third-party marketing and related support services.

General and administrative

General and administrative expenses are primarily driven by changes in headcount and investments to support our compliance and reporting obligations as a public company. General and administrative expenses may vary from period to period based on the timing and extent of business mergers, acquisitions and dispositions, to support our organic growth, and financing activities. Impairments and disposals of long-lived assets may also cause general and administrative expenses to fluctuate period to period.

General and administrative expenses decreased $19.3 million, or 13%, year-over-year, primarily driven by a $24.0 million decrease in stock-based compensation expense related to the equity granted to our Co-Founders in 2020 (the "Founders Awards") and costs incurred in 2022 that did not recur in 2023, including a $18.1 million loss from the change in fair value of contingent consideration and a $11.3 million loss related to the impairment of an operating lease asset, partially offset by a $11.4 million pre-tax gain from the sale of certain technology assets of GoodRx Care, LLC, our telehealth platform business. The year-over-year impact from these drivers was partially offset by a $20.1 million increase in payroll and related expenses principally due to increased equity grants to existing employees in 2023 relative to 2022 as well as a stock option award granted to our Interim Chief Executive Officer in the second quarter of 2023 with a grant-date fair value of $9.6 million that vests in twelve equal monthly installments through April 2024.

Depreciation and amortization

Our depreciation and amortization changes primarily based on changes in our property and equipment, intangible assets, and capitalized software balances and estimates of useful lives.

Depreciation and amortization expenses increased $53.5 million, or 99%, year-over-year, primarily driven by $46.7 million of amortization related to certain intangible assets in connection with the Restructuring Plan, which have been accelerated through December 31, 2023, the date the Restructuring Plan was substantially complete. The year-over-year

change in depreciation and amortization was further driven by higher amortization related to capitalized software due to higher capitalized costs for platform improvements and the introduction of new products and features.

Other Expense

Other expense increased by $4.0 million year-over-year, due to an impairment loss on one of our minority equity interest investments.

Interest Income

Interest income increased by $22.9 million year-over-year primarily due to higher interest rates earned on cash equivalents held in U.S. treasury securities money market funds.

Interest Expense

Interest expense increased by $22.5 million, or 66%, year-over-year, primarily due to higher interest rates partially offset by lower average debt balances.

Income Taxes

In 2023, we had an income tax benefit of $46.7 million compared to an income tax expense of $9.6 million in 2022 and an effective income tax rate of 84.0% and (41.3%), respectively. The year-over-year change in our income taxes was primarily due to the tax benefit from the release of our valuation allowance against our beginning of the year net deferred tax assets in excess of tax amortizable goodwill, partially offset by a decrease in our U.S. federal and state research and development tax credits. For information regarding our valuation allowance analysis, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Income Taxes—Valuation of Deferred Tax Assets" and Note 11 in the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through net cash provided by operating activities, equity issuances, and borrowings under our long-term debt arrangements. Our principal sources of liquidity are our cash and cash equivalents and borrowings available under our $100.0 million secured revolving credit facility which expires on October 11, 2024. As of December 31, 2023, we had cash and cash equivalents of $672.3 million and $90.8 million available under our revolving credit facility. For additional information regarding our revolving credit facility and our term loan, see Note 12 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our primary short-term and long-term requirements for liquidity and capital are to finance working capital including our noncancelable operating lease obligations, interest and principal payments related to our outstanding debt arrangements, share repurchases, capital expenditures, general corporate purposes, and business acquisitions and investments we may make from time to time.

Based on our current conditions, we believe that our net cash provided by operating activities and cash on hand will be adequate to meet our operating, investing and financing needs for at least the next twelve months from the date of the issuance of our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. Our future capital requirements will depend on many factors, including the growth of our business, the timing and extent of investments, sales and marketing activities, and many other factors as described in Part I, Item 1A, "Risk Factors." For additional information regarding our cash requirements from noncancelable operating lease obligations, terms and commitments under our debt arrangements including our term loan and revolving credit facility, and other commitments and contingencies, see Note 10, Note 12 and Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K, respectively.

If necessary, we may borrow funds under our revolving credit facility to finance our liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. In particular, the current economic uncertainty, including rising inflation and socio-political events, has resulted in, and may continue to result in, significant disruption of global financial markets, including rising interest rates, reducing our ability to access capital. If we are unable to raise additional funds when or on the terms desired, our business, financial condition and results of operations could be adversely affected.

Holding Company Status

GoodRx Holdings, Inc. is a holding company that does not conduct any business operations of its own. As a result, GoodRx Holdings, Inc. is largely dependent upon cash distributions and other transfers from its subsidiaries to meet its obligations and to make future dividend payments, if any. Our existing debt arrangements contain covenants restricting payments of dividends by our subsidiaries, including GoodRx, Inc., unless certain conditions are met. These covenants provide for certain exceptions for specific types of payments. Based on these restrictions, all of the net assets of GoodRx, Inc. were restricted pursuant to the terms of our debt arrangements as of December 31, 2023. Since the restricted net assets of GoodRx, Inc. and its subsidiaries exceed 25% of our consolidated net assets, in accordance with Regulation S-X, refer to Note 18 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for condensed parent company financial information of GoodRx Holdings, Inc.

Cash Flows

	Year Ended December 31,	
(in thousands)	2023	2022
Net cash provided by operating activities	$ 138,292	$ 146,780
Net cash used in investing activities	(55,766)	(210,498)
Net cash used in financing activities	(167,395)	(120,226)
Net change in cash and cash equivalents	$ (84,869)	$ (183,944)

Net cash provided by operating activities

Net cash provided by operating activities consists of net loss adjusted for certain non-cash items and changes in assets and liabilities. The $8.5 million decrease in net cash provided by operations in 2023 compared to 2022 was due to $24.0 million decrease in net loss, offset by a decrease of $30.8 million in non-cash adjustments and an increase of $1.6 million in cash outflow from changes in operating assets and liabilities. The net decrease in non-cash adjustments was primarily driven by changes in deferred income tax year-over-year as a result of the release of our valuation allowance in 2023, a year-over-year decrease in stock-based compensation expense due to the Founders Awards and a decrease in the change in fair value of contingent consideration that was recognized in 2022. The impact from these drivers was partially offset by an increase in depreciation and amortization due to amortization of certain intangible assets that were accelerated in 2023 and losses on the disposal of capitalized software that were not yet ready for their intended use as a result of the Restructuring Plan, as well as related to an impairment of a minority equity interest investment. The changes in operating assets and liabilities were primarily driven by the timing of income tax payments and refunds, as well as by the timing of payments of accounts payable and accrued expenses and collections of accounts receivable.

Net cash used in investing activities

Net cash used in investing activities primarily consists of cash used for software development costs, capital expenditures, and acquisitions and investments that we may make from time to time. The $154.7 million decrease in net cash used in investing activities in 2023 compared to 2022 was primarily related to a $171.9 million decrease in cash paid for acquisition of businesses and minority equity interest investments in privately-held companies, partially offset by a $16.6 million decrease in proceeds from the sale of certain technology assets of GoodRx Care.

Net cash used in financing activities

Net cash used in financing activities primarily consists of payments related to our debt arrangements, repurchases of our Class A common stock, and net share settlement of equity awards, partially offset by proceeds from employees' exercise of stock options and from our employee stock purchase plan. The $47.2 million increase in net cash used in financing activities in 2023 compared to 2022 was primarily related to an increase of $44.8 million for payments related to net share settlement of equity awards, of which $44.5 million related to the Founders Awards, and a decrease of $3.2 million of proceeds from the exercise of stock options.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information on certain accounting standards adopted in 2023 and recent accounting announcements that have not yet been required to be implemented and may be applicable to our future operations.

Critical Accounting Policies and Estimates

Our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to

make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. An accounting policy is deemed critical if it is both important to the portrayal of our financial condition and results and requires us to make difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. An accounting estimate is deemed critical where the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimate on our financial condition or operating performance is material. We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information of the below critical accounting policies and estimates and our other significant accounting policies, see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Revenue Recognition

Revenue recognition represents an important accounting policy to the understanding of our financial condition and results of operations. Our revenue recognition does not involve any critical accounting estimates. For information regarding our revenue recognition accounting policy, see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Business Combinations

We recognize tangible and intangible assets acquired and liabilities assumed in a business combination at fair value at the acquisition date in accordance with Accounting Standards Codification 805, *Business Combinations*. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. Contingent consideration arising from a business combination, if any, is included as part of purchase consideration and recognized at fair value as of the acquisition date. Contingent consideration arrangements are remeasured to fair value at each reporting period subsequent to the acquisition date until the contingency is resolved.

The valuations of intangible assets and contingent consideration use different valuation methods depending on the asset acquired and underlying nature of the contingency and may include significant estimates and judgments. Our critical accounting estimates are primarily those relating to forecasts of revenue and margins and estimates of royalty and discount rates, as applicable, used in the valuation of developed technology and customer relationships intangible assets and the contingent consideration receivable.

For developed technology and customer relationships intangible assets, our revenue and margin forecasts include assumptions about future industry conditions, macroeconomic events, our ability to renew contracts in a competitive bidding process including the necessary resources and investments to support these contracts, among other factors. The discount rates focus on rates of return for equity and debt and are calculated using public information from selected guideline companies. The magnitude of the discount rates reflects the perceived risk of each investment, which requires significant judgment. A change in the estimated risk of the acquired companies' cash flows would change the discount rates applied, which in turn could significantly affect the valuation of our acquired developed technology and customer relationships intangible assets.

For certain acquisitions, the fair value of developed technology is estimated using the relief-from-royalty method, an income approach which estimates the cost savings that accrue to the owner of the intangible assets that would otherwise be payable as royalties or license fees on revenues earned through the use of the asset. A royalty rate is applied to the projected revenues associated with the intangible asset to determine the amount of savings and requires significant judgment. Our estimates of the royalty rates are based on comparable licensing agreements in the market. A change in the royalty rate selected could significantly affect the valuation of our acquired developed technology intangible asset.

In 2022, we acquired vitaCare which included a contingent consideration receivable. For the contingent consideration receivable at the acquisition date, our revenue forecasts include assumptions relating to the fair value of services expected to be provided to the seller which includes specific assumptions about the seller's ability to continue to order such services given the seller's liquidity position, among other macroeconomic and industry factors. The discount rate focuses on the level of risk of achievement of the forecasts and the credit and financial stability of the seller including its financial wherewithal for future payment of the receivable, which requires significant judgment. A change in the seller's liquidity position and future outlook would change the revenue forecasts and discount rate applied and our estimate of the realizability of the contingent consideration receivable, which in turn would affect the valuation of the contingent consideration receivable.

As described in Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K, the contingency associated with the vitaCare contingent consideration receivable was resolved in the year of acquisition which reduced its fair value to zero. As a result, the remeasurement of the contingent consideration receivable to fair value at December 31, 2022 was no longer a critical accounting estimate.

Income Taxes—Valuation of Deferred Tax Assets

Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as from net operating losses and tax credits. We evaluate the recoverability of deferred tax assets by assessing all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. A valuation allowance is established if it is more likely than not that all or a portion of deferred tax assets will not be realized. The determination of whether a valuation allowance should be established, as well as the amount of such allowance, requires significant judgment and estimates, including estimates of future earnings. Accordingly, the valuation of our net deferred tax assets is a critical accounting estimate.

In evaluating the realizability of our net deferred tax assets, we perform an assessment each reporting period of both positive and negative evidence. As of December 31, 2022 and 2021, we maintained a full valuation allowance against our net deferred tax assets in excess of amortizable goodwill as the objectively verifiable negative evidence outweighed the positive evidence. We determined it was more likely than not that our deferred tax assets would not be realized. Objectively verifiable negative evidence at the time primarily included (i) the existence of fiscal and trailing three-year cumulative tax losses (pre-tax earnings or losses adjusted for permanent book to tax differences) principally generated in 2021 and 2020; and (ii) the existence of substantial stock options granted prior to our initial public offering ("IPO") that remain outstanding. The tax losses in 2021 and 2020 were attributable to substantial excess tax benefits realized from the exercise of stock options granted prior to our IPO. Stock options granted prior to our IPO contained substantially lower exercise prices compared to the closing prices of our Class A common stock as reported on the Nasdaq Global Select Market in 2021 and 2020, which when exercised, resulted in significant excess tax benefits to us. In 2022 and 2023, the excess tax benefits realized substantially decreased relative to 2021 and 2020 due to a decline in the closing prices of our Class A common stock. Accordingly, relative to 2021, the weight of the negative evidence related to substantial excess tax benefits to be realized in future tax periods declined in recent periods.

In 2023, positive evidence reviewed included sustained tax profitability (pre-tax earnings or losses adjusted for permanent book to tax differences), which was objective and verifiable, and anticipated future earnings. The sustained trend of tax profitability realized began in 2022 and continued through the end of 2023. Additional positive evidence reviewed included (i) stock options granted that will expire 10 years from the date of grant if unexercised; and (ii) an indefinite carryforward period for certain deferred tax assets. Although we still have a significant number of outstanding stock options granted prior to our IPO available to be exercised in future tax periods, which may generate incremental excess tax benefits if they are exercised, the degree of excess tax benefits that will be realized in the future will depend on many factors outside of our control, including the closing prices of our Class A common stock in the future and stock option exercises being initiated by employees. Further, we have granted additional equity awards to our employees since our IPO at various closing prices of our Class A common stock which when vested or exercised, could offset, partially offset or supplement the incremental excess tax benefits to be realized from the exercise of stock options granted prior to our IPO in future tax periods.

We apply judgment to consider the relative impact of negative and positive evidence and the weight given to negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified. Based on our evaluation of all available positive and negative evidence, and by placing greater weight on the sustained tax profitability achieved since 2022, which was objectively verifiable, and anticipated future earnings, we believed that a valuation allowance against the majority of our net deferred tax assets was no longer required and released $54.6 million of our valuation allowance as an income tax benefit during 2023. As of December 31, 2023, we continue to believe that our net deferred taxes with the exception of certain standalone tax filings' net deferred tax assets will be realized. Our judgment regarding the need for a valuation allowance may reasonably change in future reporting periods due to many factors, including changes in the level of tax profitability that we achieve, changes in tax laws or regulations, and price fluctuations of our Class A common stock and its related future tax effects from our outstanding equity awards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We only have operations within the United States and therefore do not have any foreign currency exposure. We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes.

Interest Rate Risk

Our exposures to market risk for changes in interest rates relate primarily to our debt arrangements which bears floating interest rates and a rising interest rate environment will increase the amount of interest paid on these loans. A hypothetical 100 basis point increase in interest rates would have increased our interest expense by $6.7 million for the year ended December 31, 2023.

Impact of Inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this report. An index of those financial statements is found in Item 15 of Part IV of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework set forth in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework set forth in *Internal Control – Integrated Framework* (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Part IV, Item 15 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2023, none of our directors or officers (as defined in Section 16 of the Exchange Act), adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any "non-Rule 10b5-1 trading arrangement" (as defined in Item 408(c) of Regulation S-K of the Exchange Act).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The following information with respect to our Board and executive officers is presented as of February 29, 2024:

Name	Age	Position at GoodRx	Principal Employment
Scott Wagner	53	Interim Chief Executive Officer	Same
Karsten Voermann	54	Chief Financial Officer	Same
Romin Nabiey	37	Chief Accounting Officer	Same
Trevor Bezdek	46	Chairman & Director	Same
Douglas Hirsch	53	Chief Mission Officer & Director	Same
Christopher Adams	44	Director	Partner at Francisco Partners Management, L.P.
Julie Bradley	55	Director	Chief Executive Officer of RegimenMD, Inc.
Dipanjan Deb	54	Director	Co-founder and Chief Executive Officer of Francisco Partners Management, L.P.
Adam Karol	48	Director	Managing Director at Silver Lake
Kelly J. Kennedy	55	Director	Chief Financial Officer of Willow Innovations
Stephen LeSieur	50	Director	Managing Director at Spectrum Equity
Gregory Mondre	49	Director	Co-Chief Executive Officer at Silver Lake
Agnes Rey-Giraud	59	Director	Founder and Chairman of Acera Surgical Inc.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

Our consolidated financial statements are included in this Annual Report on Form 10-K beginning on page F-1.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material or because the information required is already included in the consolidated financial statements or the notes thereto.

(a)(3) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation	8-K	001-39549	3.1	9/28/20	
3.2	Amended and Restated Bylaws	8-K	001-39549	3.2	9/28/20	
4.1	Form of Certificate of Class A Common Stock	S-1	333-248465	4.1	8/28/20	
4.2	Form of Certificate of Class B Common Stock	S-8	333-249069	4.4	9/25/20	
4.3	Description of Capital Stock					*
4.4	Amended and Restated Stockholders Agreement by and between GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated October 12, 2018	S-1	333-248465	4.2	8/28/20	
4.5	Stockholders Agreement by and between GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated September 22, 2020	8-K	001-39549	10.1	9/28/20	
4.6	Amended and Restated Investor Rights Agreement by and between GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated October 12, 2018	S-1	333-248465	4.4	8/28/20	
10.1†	Form of Indemnification Agreement between GoodRx Holdings, Inc. and its directors and officers	S-1/A	333-248465	10.1	9/14/20	
10.2†	Fifth Amended and Restated 2015 Equity Incentive Plan	10-Q	001-39549	10.2	11/12/20	
10.3†	2020 Incentive Award Plan	S-1/A	333-248465	10.3	9/14/20	
10.3.1†	Form of Option Agreement pursuant to 2020 Incentive Award Plan	S-1/A	333-248465	10.3.1	9/14/20	
10.3.2†	Form of Restricted Stock Unit Agreement pursuant to 2020 Incentive Award Plan	S-1/A	333-248465	10.3.2	9/14/20	

10.3.3†	Form of Time-Vesting Restricted Stock Unit Award Agreement (Founders) pursuant to 2020 Incentive Award Plan	S-1/A	333-248465	10.3.3	9/14/20
10.3.4†	Form of Performance-Vesting Restricted Stock Unit Award Agreement (Founders) pursuant to 2020 Incentive Award Plan	S-1/A	333-248465	10.3.4	9/14/20
10.3.5†	First Amendment to 2020 Incentive Award Plan	10-Q	001-39549	10.1	5/13/21
10.4†	GoodRx Holdings, Inc. 2020 Employee Stock Purchase Plan	S-1/A	333-248465	10.4	9/14/20
10.5†	GoodRx Holdings, Inc. Director Compensation Program	S-1/A	333-248465	10.5	9/14/20
10.6†	Second Amended and Restated Employment Agreement, by and between GoodRx, Inc. and Trevor Bezdek, dated April 25, 2023	8-K	001-39549	10.2	4/25/23
10.7†	Second Amended and Restated Employment Agreement, by and between GoodRx, Inc. and Douglas Hirsch, dated April 25, 2023	8-K	001-39549	10.3	4/25/23
10.8†	Offer Letter for Bansi Nagji, dated March 28, 2020	10-K	001-39549	10.10	3/11/21
10.9†	Offer Letter for Karsten Voermann, effective February 12, 2020	10-K	001-39549	10.11	3/11/21
10.10.1+	First Lien Credit Agreement by and among GoodRx, Inc., GoodRx Intermediate Holdings, LLC, the lenders party thereto, Barclays Bank PLC and the joint lead arrangers and joint lead bookrunners party thereto, dated October 12, 2018	S-1/A	333-248465	10.13	8/28/20
10.10.2+	First Lien Security Agreement by and among GoodRx, Inc., GoodRx Intermediate Holdings, LLC., Iodine, Inc., and Barclays Bank PLC, dated October 12, 2018	S-1/A	333-248465	10.16	8/28/20
10.10.3+	First Lien Guaranty by and among GoodRx, Inc., GoodRx Intermediate Holdings, LLC, Iodine, Inc. and Barclays Bank PLC, dated October 12, 2018	S-1/A	333-248465	10.17	8/28/20
10.10.4+	First Incremental Amendment to First Lien Credit Agreement by and between GoodRx, Inc., GoodRx Intermediate Holdings, LLC, Iodine, Inc., HeyDoctor, LLC, the lenders party thereto and Barclays Bank PLC, dated November 1, 2019	S-1/A	333-248465	10.14	8/28/20
10.10.5+	Second Incremental Amendment to First Lien Credit Agreement by and between GoodRx, Inc., GoodRx Intermediate Holdings, LLC, Iodine, Inc., HeyDoctor, LLC, Lighthouse Acquisition Corp., the lenders party thereto and Barclays Bank PLC, dated May 12, 2020	S-1/A	333-248465	10.15	8/28/20

10.10.6+	Third Amendment to First Lien Credit Agreement, dated June 29, 2023	10-Q	001-39549	10.5	8/9/23	
10.10.7+	Fourth Amendment to First Lien Credit Agreement, dated July 7, 2023	10-Q	001-39549	10.6	8/9/23	
10.11.1^+	Office Lease Agreement by and between GoodRx, Inc. and CSHV Pen Factory, LLC, dated September 6, 2019	S-1/A	333-248465	10.19	8/28/20	
10.11.2^	First Amendment to Office Lease Agreement by and between GoodRx, Inc. and CSHV Pen Factory, LLC, dated August 14, 2020	10-Q	001-39549	10.1	8/12/21	
10.11.3^+	Second Amendment to Office Lease Agreement by and between GoodRx, Inc. and CSHV Pen Factory, LLC, dated May 27, 2021	10-Q	001-39549	10.2	8/12/21	
10.11.4	Third Amendment to Office Lease Agreement by and between GoodRx, Inc. and CSHV Pen Factory, LLC, dated March 18, 2022	10-Q	001-39549	10.1	5/10/22	
10.12^+	Stock Purchase Agreement, dated as of March 6, 2022, by and between GoodRx, Inc. and TherapeuticsMD, Inc.	10-Q	001-39549	10.2	5/10/22	
10.13†	Offer Letter for Romin Nabiey, effective May 1, 2017	10-K	001-39549	10.19	3/1/23	
10.14†	Offer Letter for Raj Beri, dated May 6, 2022	8-K	001-39549	10.1	5/9/22	
10.15†+	Employment Agreement, by and between GoodRx, Inc. and Scott Wagner, dated April 25, 2023	8-K	001-39549	10.1	4/25/23	
10.16†	Letter Agreement, by and between GoodRx, Inc. and Raj Beri, dated May 30, 2023	8-K	001-39549	10.1	6/2/23	
10.17†+	Separation Agreement & Release, by and among GoodRx Holdings, Inc., GoodRx, Inc. and Babak Azad, dated July 19, 2023	8-K	001-39549	10.1	7/27/23	
10.18†	Non-Employee Director Deferred Compensation Plan					*
10.18.1†	Form of Director Deferred Cash Fees RSU Agreement					*
10.18.2†	Form of Director Deferred RSU Agreement					*
21.1	List of Subsidiaries of GoodRx Holdings, Inc.					*
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm					*
31.1	Rule 13a-14(a)/15d-14(a) Certification of Interim Chief Executive Officer					*
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					*
32.1	Section 1350 Certification of Interim Chief Executive Officer					**

32.2	Section 1350 Certification of Chief Financial Officer	**
97.1†	GoodRx Holdings Inc. Policy for Recovery of Erroneously Awarded Compensation	*
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

_____

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan.

^ Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) is treated as confidential by the Company.

+ The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5)(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

GOODRX HOLDINGS, INC.

Date: February 29, 2024

By: /s/ Karsten Voermann

Karsten Voermann

Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Scott Wagner Scott Wagner	Interim Chief Executive Officer *(Principal Executive Officer)*	February 29, 2024
/s/ Karsten Voermann Karsten Voermann	Chief Financial Officer *(Principal Financial Officer)*	February 29, 2024
/s/ Romin Nabiey Romin Nabiey	Chief Accounting Officer *(Principal Accounting Officer)*	February 29, 2024
/s/ Christopher Adams Christopher Adams	Director	February 29, 2024
/s/ Trevor Bezdek Trevor Bezdek	Chairman & Director	February 29, 2024
/s/ Julie Bradley Julie Bradley	Director	February 29, 2024
/s/ Dipanjan Deb Dipanjan Deb	Director	February 29, 2024
/s/ Douglas Hirsch Douglas Hirsch	Chief Mission Officer & Director	February 29, 2024
/s/ Adam Karol Adam Karol	Director	February 29, 2024
/s/ Kelly J. Kennedy Kelly J. Kennedy	Director	February 29, 2024
/s/ Stephen LeSieur Stephen LeSieur	Director	February 29, 2024
/s/ Gregory Mondre Gregory Mondre	Director	February 29, 2024
/s/ Agnes Rey-Giraud Agnes Rey-Giraud	Director	February 29, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GoodRx Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of GoodRx Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging,

subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Prescription Transactions Revenue Generated from pharmacy benefit managers (PBMs) and Pharma Manufacturer Solutions Revenue Generated from Advertising Arrangements

As described in Note 2 to the consolidated financial statements, prescription transactions revenue is primarily generated from PBMs, or customers, when a prescription is filled with the Company's code provided through the Company's platform. The Company recognizes revenue at the point in time when a prescription is filled. Pharma manufacturer solutions revenue consists primarily of advertisements purchased by pharma manufacturers and other customers for a fixed fee that appear on the Company's apps and websites for a specified period of time, and revenue is recognized ratably over the term of the arrangement. Customers may also purchase advertisements where the Company charges fees on a cost-per-click basis, advertisements placed in the Company's direct mailers, or other content used in advertising. Revenue for these arrangements is recognized at a point in time when the advertisements are clicked, when the direct mailers are shipped or when other content used in advertising is delivered, respectively. For the year ended December 31, 2023, prescription transactions revenue was $550.7 million, of which a majority relates to revenue generated from PBMs, and pharma manufacturer solutions revenue was $85.1 million, of which a majority relates to revenue generated from advertising arrangements.

The principal consideration for our determination that performing procedures relating to revenue recognition for prescription transactions revenue generated from PBMs and pharma manufacturer solutions revenue generated from advertising arrangements is a critical audit matter is a high degree of auditor effort in performing procedures relating to the Company's revenue recognition for these revenue streams.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for prescription transactions revenue generated from PBMs and pharma manufacturer solutions revenue generated from advertising arrangements. These procedures also included, among others (i) evaluating, on a sample basis, the appropriateness of revenue recognized for prescription transactions revenue generated from PBMs and pharma manufacturer solutions revenue generated from advertising arrangements by obtaining and inspecting source documents, such as contracts, customer invoices, and cash receipts from customers and (ii) confirming, on a sample basis, outstanding customer invoice balances as of December 31, 2023 and, for confirmations not returned, obtaining and inspecting source documents, such as contracts, customer invoices, and subsequent cash receipts from customers.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 29, 2024

We have served as the Company's auditor since 2018.

GoodRx Holdings, Inc.
Consolidated Balance Sheets

(in thousands, except par values)		December 31, 2023		December 31, 2022
Assets				
Current assets				
Cash and cash equivalents	$	672,296	$	757,165
Accounts receivable, net		143,608		117,141
Prepaid expenses and other current assets		56,886		45,380
Total current assets		872,790		919,686
Property and equipment, net		15,932		19,820
Goodwill		410,769		412,117
Intangible assets, net		60,898		119,865
Capitalized software, net		95,439		70,072
Operating lease right-of-use assets, net		29,929		35,906
Deferred tax assets, net		65,268		—
Other assets		37,775		27,165
Total assets	$	1,588,800	$	1,604,631
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	36,266	$	17,700
Accrued expenses and other current liabilities		71,329		47,523
Current portion of debt		8,787		7,029
Operating lease liabilities, current		6,177		4,068
Total current liabilities		122,559		76,320
Debt, net		647,703		651,796
Operating lease liabilities, net of current portion		48,403		54,131
Other liabilities		8,177		7,557
Total liabilities		826,842		789,804
Commitments and contingencies (Note 13)				
Stockholders' equity				
Preferred stock, $0.0001 par value; 50,000 shares authorized and zero shares issued and outstanding at December 31, 2023 and December 31, 2022		—		—
Common stock, $0.0001 par value; Class A: 2,000,000 shares authorized, 92,355 and 83,293 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively; and Class B: 1,000,000 shares authorized, 301,732 and 313,732 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively		40		40
Additional paid-in capital		2,219,321		2,263,322
Accumulated deficit		(1,457,403)		(1,448,535)
Total stockholders' equity		761,958		814,827
Total liabilities and stockholders' equity	$	1,588,800	$	1,604,631

See accompanying notes to consolidated financial statements.

GoodRx Holdings, Inc.
Consolidated Statements of Operations

(in thousands, except per share amounts)		Year Ended December 31,				
		2023		2022		2021
Revenue	$	750,265	$	766,554	$	745,424
Costs and operating expenses:						
Cost of revenue, exclusive of depreciation and amortization presented separately below		66,925		65,079		46,716
Product development and technology		135,836		143,137		125,860
Sales and marketing		341,328		357,631		370,217
General and administrative		125,515		144,792		154,686
Depreciation and amortization		107,668		54,177		34,539
Total costs and operating expenses		777,272		764,816		732,018
Operating (loss) income		(27,007)		1,738		13,406
Other expense, net:						
Other expense		(4,008)		—		—
Interest income		32,171		9,274		59
Interest expense		(56,728)		(34,243)		(23,642)
Total other expense, net		(28,565)		(24,969)		(23,583)
Loss before income taxes		(55,572)		(23,231)		(10,177)
Income tax benefit (expense)		46,704		(9,597)		(15,077)
Net loss	$	(8,868)	$	(32,828)	$	(25,254)
Loss per share:						
Basic and diluted	$	(0.02)	$	(0.08)	$	(0.06)
Weighted average shares used in computing loss per share:						
Basic and diluted		410,315		412,858		409,981
Stock-based compensation included in costs and operating expenses:						
Cost of revenue	$	610	$	359	$	798
Product development and technology		30,096		35,190		35,090
Sales and marketing		20,311		21,036		20,645
General and administrative		53,803		63,649		103,929

See accompanying notes to consolidated financial statements.

GoodRx Holdings, Inc.
Consolidated Statements of Stockholders' Equity

(in thousands)	Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2020	391,660	$ 39	$ 2,101,773	$ (1,390,453)	$ 711,359
Stock options exercised	7,282	1	35,358	—	35,359
Stock-based compensation	—	—	168,171	—	168,171
Vesting and settlement of restricted stock units	3,054	—	—	—	—
Common stock withheld related to net share settlement	(1,434)	—	(57,955)	—	(57,955)
Net loss	—	—	—	(25,254)	(25,254)
Balance at December 31, 2021	400,562	$ 40	$ 2,247,347	$ (1,415,707)	$ 831,680
Stock options exercised	2,192	—	9,128	—	9,128
Stock-based compensation	—	—	129,203	—	129,203
Vesting and settlement of restricted stock units	4,717	—	—	—	—
Common stock withheld related to net share settlement	(1,990)	—	(20,635)	—	(20,635)
Repurchases of Class A common stock	(8,456)	—	(101,721)	—	(101,721)
Net loss	—	—	—	(32,828)	(32,828)
Balance at December 31, 2022	397,025	$ 40	$ 2,263,322	$ (1,448,535)	$ 814,827
Stock options exercised	1,828	—	6,288	—	6,288
Stock-based compensation	—	—	117,964	—	117,964
Vesting and settlement of restricted stock units	25,008	3	—	—	3
Common stock withheld related to net share settlement	(11,661)	(1)	(65,671)	—	(65,672)
Repurchases of Class A common stock [1]	(18,433)	(2)	(103,972)	—	(103,974)
Issuance of common stock through employee stock purchase plan	320	—	1,390	—	1,390
Net loss	—	—	—	(8,868)	(8,868)
Balance at December 31, 2023	394,087	$ 40	$ 2,219,321	$ (1,457,403)	$ 761,958

_____

[1] Repurchases of Class A common stock for the year ended December 31, 2023 include 12.0 million shares repurchased from related parties (after giving effect to the automatic conversion of Class B common stock to Class A common stock upon such repurchase) for an aggregate consideration of $65.9 million. See "Note 14. Stockholders' Equity" for additional information.

See accompanying notes to consolidated financial statements.

GoodRx Holdings, Inc.
Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities			
Net loss	$ (8,868)	$ (32,828)	$ (25,254)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	107,668	54,177	34,539
Amortization of debt issuance costs	3,382	3,413	3,445
Non-cash operating lease expense	4,104	3,349	3,102
Stock-based compensation expense	104,820	120,234	160,462
Change in fair value of contingent consideration	—	18,057	—
Deferred income taxes	(65,562)	(497)	12,851
Gain on sale of business	—	(11,404)	—
Loss on operating lease assets	1,353	12,569	1,430
Loss on disposal of capitalized software	7,975	—	—
Loss on minority equity interest investment	4,008	—	—
Other	1,348	—	—
Changes in operating assets and liabilities, net of effects of business acquisitions			
Accounts receivable	(26,467)	1,375	(43,949)
Prepaid expenses and other assets	(32,162)	(13,644)	17,060
Accounts payable	17,456	(874)	4,207
Accrued expenses and other current liabilities	21,253	(5,268)	14,001
Operating lease liabilities	(2,930)	(4,004)	(2,404)
Other liabilities	914	2,125	(711)
Net cash provided by operating activities	138,292	146,780	178,779
Cash flows from investing activities			
Purchase of property and equipment	(1,043)	(3,967)	(4,571)
Acquisitions, net of cash acquired	—	(156,853)	(140,268)
Capitalized software	(54,723)	(51,247)	(29,886)
Investment in minority equity interest	—	(15,007)	(4,008)
Proceeds from sale of business	—	16,576	—
Net cash used in investing activities	(55,766)	(210,498)	(178,733)
Cash flows from financing activities			
Payments on long-term debt	(5,271)	(7,029)	(7,029)
Payments for contingent consideration	—	—	(832)
Repurchases of Class A common stock [1]	(103,974)	(101,721)	—
Proceeds from exercise of stock options	5,941	9,159	35,021
Employee taxes paid related to net share settlement of equity awards	(65,481)	(20,635)	(57,688)
Proceeds from employee stock purchase plan	1,390	—	—
Net cash used in financing activities	(167,395)	(120,226)	(30,528)
Net change in cash and cash equivalents	(84,869)	(183,944)	(30,482)
Cash and cash equivalents			
Beginning of period	757,165	941,109	971,591
End of period	$ 672,296	$ 757,165	$ 941,109
Supplemental disclosure of cash flow information			
Income tax paid (refunds received), net	$ 17,243	$ 4,356	$ (18,105)

Interest paid	48,799	30,702	20,198
Non cash investing and financing activities:			
Right-of-use assets obtained in exchange for new operating lease liabilities	52	22,491	2,910
Stock-based compensation included in capitalized software	13,144	8,969	7,709
Capitalized software included in accounts payable and accrued expenses and other current liabilities	7,826	4,176	1,086
Capitalized software transferred from prepaid assets	5,751	—	—

_____

(1)   Repurchases of Class A common stock for the year ended December 31, 2023 include 12.0 million shares repurchased from related parties (after giving effect to the automatic conversion of Class B common stock to Class A common stock upon such repurchase) for an aggregate consideration of $65.9 million. See "Note 14. Stockholders' Equity" for additional information.

See accompanying notes to consolidated financial statements.

GoodRx Holdings, Inc.
Notes to Consolidated Financial Statements

1. Description of Business

GoodRx Holdings, Inc. was incorporated in September 2015 and has no material assets or standalone operations other than its ownership in its consolidated subsidiaries. GoodRx, Inc. ("GoodRx"), a Delaware corporation initially formed in September 2011, is a wholly-owned subsidiary of GoodRx Intermediate Holdings, LLC, which itself is a wholly-owned subsidiary of GoodRx Holdings, Inc.

GoodRx Holdings, Inc. and its subsidiaries (collectively, "we", "us" or "our") offer information and tools to help consumers compare prices and save on their prescription drug purchases. We operate a price comparison platform that provides consumers with curated, geographically relevant prescription pricing, and provides access to negotiated prices through our codes that can be used to save money on prescriptions across the United States (the "prescription transactions offering"). These services are free to consumers and we primarily earn revenue from our core business from pharmacy benefit managers ("PBMs") that manage formularies and prescription transactions including establishing pricing between consumers and pharmacies. We also offer other healthcare products and services, including pharmaceutical ("pharma") manufacturer solutions, subscriptions and telehealth services.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") and the rules and regulations of the Securities and Exchange Commission. Other than net income or net loss, we do not have any other elements of comprehensive income or loss.

Principles of Consolidation

The consolidated financial statements include the financial statements of GoodRx Holdings, Inc., its wholly-owned subsidiaries and variable interest entities ("VIEs") for which we are the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation. The results of operations and financial position of the VIEs are not material to our consolidated financial statements. Results of businesses acquired are included in our consolidated financial statements from their respective dates of acquisition.

Segment Reporting and Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker manages our business on the basis of one operating segment. During the years ended December 31, 2023, 2022 and 2021, all of our revenue was from customers located in the United States. In addition, at December 31, 2023 and 2022, all of our right-of-use assets and property and equipment were in the United States.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, including the accompanying notes. We base our estimates on historical factors; current circumstances; macroeconomic events and conditions; and the experience and judgment of our management. We evaluate our estimates and assumptions on an ongoing basis. Actual results can differ materially from these estimates, and such differences can affect the results of operations reported in future periods.

Certain Risks and Concentrations

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable.

We maintain cash deposits with multiple financial institutions in the United States which, at times, may exceed federally insured limits. Cash may be withdrawn or redeemed on demand. We believe that the financial institutions that hold our cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances. However, market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we will be able to access uninsured funds in a timely manner or at all. We have not experienced any losses in such accounts.

We extend credit to our customers based on an evaluation of their ability to pay amounts due under contractual arrangements and generally do not obtain or require collateral. For the years ended December 31, 2023 and 2022, one customer accounted for 13% of our revenue. For the year ended December 31, 2021, two customers accounted for 13% and 11% of our revenue. At December 31, 2023, no customer accounted for more than 10% of our accounts receivable balance. At December 31, 2022, one customer accounted for 13% of our accounts receivable balance.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are all in financial institutions in the United States. Cash and cash equivalents consist primarily of U.S. treasury securities money market funds held with an investment bank and cash on deposit.

Cash equivalents, consisting of U.S. treasury securities money market funds, of $605.5 million and $642.5 million at December 31, 2023 and 2022, respectively, were classified as Level 1 of the fair value hierarchy and valued using quoted market prices in active markets.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are recognized at the amounts due from various customers, net of allowance for expected credit losses. We estimate our expected credit losses based on factors including known facts and circumstances, historical experience, reasonable and supportable forecasts of economic conditions, and the age of the uncollected balances. We write off the asset when it is determined to be uncollectible. As of December 31, 2023 and 2022, the allowance for credit losses was not material.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are five years for furniture and fixtures and three years for computer equipment. Leasehold improvements are depreciated on the straight-line basis over the shorter of the life of the asset or the remaining lease term. Expenditures for repairs and maintenance are charged to general and administrative expenses as incurred.

Equity Investments

We retain minority equity interests in privately-held companies without readily determinable fair values. Our ownership interests are less than 20% of the voting stock of the investees and we do not have the ability to exercise significant influence over the operating and financial policies of the investees. The equity investments are accounted for under the measurement alternative in accordance with Accounting Standards Codification ("ASC") 321, *Investments – Equity Securities*, which is cost minus impairment, if any, plus or minus changes resulting from observable price changes. Due to indicators of a decline in the financial condition of one of our investees, we recognized an impairment loss of $4.0 million on one of our minority equity interest investments during the year ended December 31, 2023 which was presented as other expense on the consolidated statement of operations for the year then ended. We otherwise have not recognized any changes resulting from observable price changes or impairment losses on our minority equity interest investments during the years ended December 31, 2023, 2022 and 2021. Equity investments included in other assets in the consolidated balance sheets as of December 31, 2023 and 2022 were $15.0 million and $19.0 million, respectively.

Business Combinations

The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of acquisition. Acquisition accounting results in assets and liabilities of an acquired business being recognized at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuation of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to its respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, comparable guideline public companies, and Level 3 inputs in the fair value hierarchy such as forecasts of revenue and margins and estimates of royalty and discount rates, as applicable. We may engage the assistance of valuation specialists in concluding on fair value measurements of certain assets acquired or liabilities assumed in a business combination. During the measurement period, which shall not exceed one year from the acquisition date, we may adjust provisional amounts recognized for assets acquired and liabilities assumed to reflect new information subsequently obtained regarding facts and circumstances that existed as of the acquisition date.

Certain acquisitions contain provisions for contingent consideration to be transferred or received based on the post-acquisition results of the acquired businesses. The acquisition date estimated fair value of contingent consideration associated with business combinations is based on the amount of the consideration expected to be transferred or received using significant inputs that are not observable in the market (Level 3 inputs). Contingent consideration is remeasured to its estimated fair value on a recurring basis. Changes in the estimated fair value of contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of operations.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. We had one reporting unit during 2023, 2022 and 2021. We review goodwill for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When testing goodwill for impairment, we may first perform an optional qualitative assessment. If we determine it is not more likely than not our reporting unit's fair value is less than its carrying value, then no further analysis is necessary. If we determine that it is more likely than not that the fair value of our reporting unit is less than its carrying amount, then the quantitative impairment test will be performed. Under the quantitative impairment test, if the carrying amount of our reporting unit exceeds its fair value, we will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill. No impairments were recognized in 2023, 2022 or 2021. Gains and losses on the disposition of a business, which are recognized in general and administrative expenses in the consolidated statements of operations, include the carrying amount of goodwill related to the business disposed. When a portion of a reporting unit that constitutes a business is to be disposed of, the amount of goodwill to be included in that carrying amount is determined based on the relative fair values of the business disposed and the portion of the reporting unit that will be retained.

Intangible Assets

Intangible assets reflect the value of customer relationships, developed technology, trademarks, content library and backlog recognized in connection with our acquisitions. Purchased intangible assets are recognized at their acquisition date fair value, less accumulated amortization. We determine the appropriate useful life of intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives on a straight-line basis, which approximates the pattern in which the economic benefits of the assets are consumed, which is reassessed whenever applicable facts and circumstances indicate a change in the estimated useful life of such asset has occurred. In such event, we will adjust the estimated useful life and amortize the carrying value prospectively over the adjusted remaining useful life.

Capitalized Software Costs

We account for our internal-use software costs in accordance with ASC 350-40, *Internal-Use Software*. Capitalization of internal-use costs begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to funding the project, it is probable that the project will be completed, and the software will be used for the function intended. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs for post-configuration training, maintenance and minor modifications or enhancements are included in product development and technology expenses in the consolidated statements of operations as incurred. Capitalized internal-use costs are amortized on a straight-line basis over their estimated useful life of three years, which is reassessed whenever applicable facts and circumstances indicate a change in the estimated useful life of such asset has occurred. In such event, we will adjust the estimated useful life and amortize the carrying value prospectively over the adjusted remaining useful life.

Cloud Computing Arrangements

Costs associated with implementing cloud computing arrangements that are service contracts are capitalized using the same methodology as internal-use software, but are included in other assets on our consolidated balance sheets. Capitalized costs are then amortized on a straight-line basis over the term of the associated hosting arrangement, plus any reasonably certain renewal periods, and are recognized as operating expenses in the consolidated statements of operations. As of December 31, 2023 and 2022, capitalized implementation costs for cloud computing arrangements that were service contracts were not material.

Leases

We account for leases in accordance with ASC 842, *Leases*. We have elected to account for lease and non-lease components as a single lease component and also elected not to recognize operating lease right-of-use assets and

operating lease liabilities for leases with an initial term of twelve months or less. Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term.

We determine if a contract is, or contains, a lease at inception. All of our leases are operating leases. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments, less any tenant improvement allowance incentives when it is reasonably certain they will be received, over the lease term discounted using our incremental borrowing rate. As none of our leases provide an implicit rate, the incremental borrowing rate used is estimated based on what we would be required to pay for a collateralized loan over a similar term as the lease. Lease payments include fixed payments and variable payments based on an index or rate, if any, and are recognized as lease expense on a straight-line basis over the term of the lease. Variable lease payments not based on a rate or index are expensed as incurred. The lease term includes options to extend or terminate the lease when it is reasonably certain they will be exercised. Certain of our leases contain renewal options for periods of up to ten years and early termination options by up to two years, at our election. We have not recognized any renewal or early termination options in our estimate of the lease term as they are not reasonably certain of exercise. Right-of-use assets are evaluated for impairment in accordance with ASC 360, *Property, Plant, and Equipment,* when events or changes in circumstances indicate that their carrying values may not be recoverable. After a right-of-use asset is impaired, the remaining carrying value of the right-of-use asset is de-linked from the lease liability and amortized on a straight-line basis over the remaining lease term. The lease liability continues to be amortized using the same effective interest method as before the impairment. Thus, after impairment, the operating lease no longer qualifies for the straight-line treatment of total lease expense.

Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with ASC 360, *Property, Plant, and Equipment.* In accordance with ASC 360, long-lived assets to be held and used are reviewed for impairment when events or changes in circumstances indicate that their carrying values may not be recoverable. We perform impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. If an asset is determined to be impaired, the impairment is measured by the amount that the carrying value of the asset exceeds its fair value. In 2022, we recognized an impairment loss of $11.3 million within general and administrative expenses to reduce the $20.2 million carrying value of an operating lease right-of-use asset we determined to sublease to its estimated fair value as rental rates have declined since the date the lease was executed. The estimated fair value was determined by using a discounted cash flow method which is a non-recurring fair value measurement based on Level 3 inputs. Key inputs used in this estimate included projected sublease income and a discount rate which incorporated the risk of achievement associated with the forecast. Other than the aforementioned, we have not recognized any other material impairment losses of long-lived assets for the years ended December 31, 2023, 2022 and 2021.

Debt Issuance Costs

Costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the contractual life of the loan using the effective-interest method. These costs are recognized as a reduction of the related long-term debt balance on the consolidated balance sheets. Costs incurred in connection with the issuance of revolving credit facilities are recognized in other assets on the consolidated balance sheets and are amortized to interest expense in the consolidated statements of operations on a straight-line basis over the term of the revolving credit facility.

Income Taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. Deferred tax assets are evaluated for recoverability each reporting period by assessing all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. To the extent sufficient positive evidence becomes available, all or a portion of the valuation allowance may be released in one or more future periods. A release of the valuation allowance, if any, would result in the recognition of certain deferred tax assets and an income tax benefit for the period in which such release is recognized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. We recognize interest and penalties accrued related to our uncertain tax positions in income tax benefit (expense) in the consolidated statements of operations.

Revenue

We recognize revenue in accordance with ASC 606, *Revenue from Contracts with Customers,* when control of the promised good or service is transferred to the customer in an amount that reflects the consideration for which we are expected to be entitled to in exchange for those services. We consider PBMs, pharmacies, pharma manufacturers and consumers of our subscription and telehealth services, for which we have direct contractual agreements with, to be our primary customers. Consideration paid or payable to customers are recognized as a reduction of revenue if we do not receive a distinct good or service for which we can reasonably estimate fair value at the later of when the related revenue is recognized or when we pay or promise to pay the consideration to the customers. Given the time between us transferring a promised good or service to the customer and the customer paying for that good or service is one year or less based on the terms of our revenue arrangements, as a practical expedient, we do not adjust the promised amount of consideration for effects of a significant financing component.

For the years ended December 31, 2023, 2022 and 2021, revenue comprised the following:

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Prescription transactions revenue	$ 550,738	$ 550,536	$ 593,359
Subscription revenue	94,410	96,167	59,925
Pharma manufacturer solutions revenue [(1)]	85,065	99,425	73,348
Other revenue	20,052	20,426	18,792
Total revenue	$ 750,265	$ 766,554	$ 745,424

_____

(1)   Pharma manufacturer solutions revenue for the year ended December 31, 2023 included a $10.0 million contract termination payment to a pharma manufacturer solutions client in connection with our restructuring activities, which was recognized as a reduction of revenue. See "Note 17. Restructuring Plan" for additional information.

Prescription Transactions Revenue

Prescription transactions revenue is primarily generated from PBMs, or customers, when a prescription is filled with our code provided through our platform. The nature of our promise in our contracts with customers is to direct prescription volume through our platform, which may include marketing through our mobile apps, websites, and cards. These activities are not distinct from each other and are not separate performance obligations. Our performance obligation is to connect consumers with pharmacies that are contracted with our customers. We have no performance obligation to fill prescriptions.

Contracts with PBMs provide that we are entitled to either a percentage of fees that PBMs charge to the pharmacy or a fixed amount per type of drug prescription, when a consumer uses our code from our platform. Our performance obligation is satisfied upon the completion of pharmacies filling prescriptions. We recognize revenue for our estimated fee due from the customers at a point in time when a prescription is filled.

We receive reporting from the customers of the number of prescriptions and amount of consideration to which we are entitled at a prescription level. Certain arrangements with PBMs provide that the amount of consideration we are entitled to is based on the volume of prescription fills each month. In addition, the amount of consideration for which we are entitled may be adjusted in the event that a fill is determined ineligible, or based upon other adjustments allowed under the contracts with customers. We estimate the amount expected to be entitled to using the expected value method based on historical experience of the number of prescriptions filled, ineligible fills and applicable rates.

Beginning in late 2022, we began to enter into direct contractual agreements with select pharmacies ("partner pharmacies"). The partner pharmacies are our customers in these arrangements. Our contracts with partner pharmacies provide consumers access to discounted prices negotiated directly with the partner pharmacies through our platform. We earn fixed or variable fees per transaction from partner pharmacies when a prescription is filled with our code provided through our platform. We recognize revenue for our estimated fee due from the partner pharmacies at a point in time when a prescription is filled.

We generally receive payment within thirty days of the month end in which the prescriptions were filled from our customers. However, portions of payments may not be received for up to five months to the extent of adjustments for ineligible fills.

We periodically offer incentives to consumers for our prescription transactions offering, principally in the form of discounts to a limited number of consumers on a limited number of prescription drugs for a limited time ("limited marketing promotions") that reduce prices on prescription drugs to acquire, re-engage, or generally increase consumer utilization of our platform. None of our contracts with customers require us to provide discounts to consumers. Consumer discounts on prescription drugs where our customers are the partner pharmacies are recognized as a reduction of revenue. For consumer discounts on prescription drugs where our customers are the PBMs, we evaluate whether such discounts represent payments to a customer, which are recognized as a reduction of revenue if no distinct benefit is received, or, whether the

discounts relate to limited marketing promotions, which are recognized as sales and marketing expenses. We consider various factors including whether the discounts are made available for a limited time on a limited number of prescription drugs, consumer eligibility requirements, whether discounts are targeted towards consumer transactions with specific partner pharmacies or PBMs, and whether there is involvement or reasonable expectations of our customers with regards to the discounts. All our consumer incentives are recognized at the time the prescription is filled. Consumer incentives recognized as a reduction of revenue were $8.8 million in 2023 and zero in 2022 and 2021. Consumer incentives recognized as sales and marketing expenses were $27.3 million in 2023, $24.7 million in 2022 and not material in 2021.

Subscription Revenue

Subscription revenue is generated from consumers that are subscribed to either of our subscription offerings ("subscribers"), GoodRx Gold ("Gold") and Kroger Rx Savings Club powered by GoodRx ("Kroger Savings"). Under Gold, subscribers pay an upfront fee to purchase a monthly or annual subscription that provides access to lower prices for prescriptions and telehealth visits. Subscribers can cancel the Gold subscription at any time. Monthly Gold subscription fees are generally nonrefundable while annual Gold subscription fees are generally nonrefundable to the subscriber after the first two weeks. We recognize revenue for Gold on a straight-line basis over the subscription period. Under Kroger Savings, subscribers pay an annual upfront fee, a portion of which we share with Kroger, for a subscription that provides access to lower prices on prescriptions at Kroger pharmacies. Subscribers were able to enroll in Kroger Savings through July 1, 2023 with the expected sunset of the program in July 2024. Kroger Savings subscription fees are generally nonrefundable to the subscriber after the first thirty days unless we cancel the subscription, in which case the subscriber is entitled to a pro rata refund. We recognize revenue for Kroger Savings on a straight-line basis over the subscription period, net of the fee shared with Kroger.

Pharma Manufacturer Solutions Revenue

Pharma manufacturer solutions revenue consists primarily of advertisements purchased by pharma manufacturers and other customers for a fixed fee that appear on our apps and websites for a specified period of time, and revenue is recognized ratably over the term of the arrangement. Customers may also purchase advertisements where we charge fees on a cost-per-click basis, advertisements placed in our direct mailers, or other content used in advertising. Revenue for these arrangements is recognized at a point in time when the advertisements are clicked, when the direct mailers are shipped or when other content used in advertising is delivered, respectively. Pharma manufacturers can also integrate their affordability solutions, such as co-pay cards, patient assistance programs and other savings options onto our platform for a fixed fee per transaction so that consumers can access their medications, and revenue is recognized at a point in time when the prescription is filled. In addition, pharma manufacturer solutions revenue also included fees generated when pharmacies filled prescriptions for products sold by pharma manufacturers via our pharmacy services solution acquired through our acquisition of vitaCare Prescription Services, Inc. ("vitaCare"). We were entitled to a fixed fee per prescription from the pharma manufacturer for each of their patients assisted by us. Revenue for these arrangements was recognized at a point in time when the prescriptions were processed and filled through our pharmacy services solution. In August 2023, our Board approved a plan to de-prioritize certain solutions under our pharma manufacturer solutions offering, which, among others, included solutions supported by vitaCare. See "Note 17. Restructuring Plan" for additional information.

We generally invoice customers in advance, in the month end in which services are rendered, or in accordance with other specific contractual provisions. Payments are due generally within thirty to ninety days of invoice but may extend up to twelve months for a limited number of contracts.

Other Revenue

Other revenue consists principally of telehealth revenue. Telehealth revenue consists of revenues generated from consumers who complete a telehealth visit with a member of our network of qualified medical professionals. Consumers pay a fee per telehealth visit and we recognize the fee as revenue at a point in time when the visit is complete.

Cost of Revenue

Cost of revenue consists primarily of costs related to outsourced consumer support; healthcare provider costs; personnel costs, including salaries, benefits, bonuses and stock-based compensation expense, for our consumer support employees; hosting costs; merchant account fees; processing fees; allocated overhead; and as applicable, fulfillment costs for certain solutions provided to customers under our pharma manufacturer solutions offering. Cost of revenue excludes depreciation and amortization of capitalized software development costs, developed technology, and other hosting and data infrastructure equipment used to operate our platform, which are included in depreciation and amortization in the consolidated statements of operations.

Product Development and Technology

Costs related to the development of products are charged to product development and technology expense as incurred. Product development and technology expense consists primarily of personnel costs, including salaries, benefits, bonuses and stock-based compensation expense, for employees involved in product development activities; costs related to third-party services and contractors associated with product development, information technology and software-related costs; and allocated overhead. Product development and technology costs also include, as applicable, losses from the disposal of capitalized development costs related to internal-use software that are not yet ready for their intended use.

Sales and Marketing

Sales and marketing costs consist primarily of advertising, marketing and promotional expenses for consumer acquisition and retention including certain consumer discounts that are expensed as incurred. Production costs are expensed as of the first date the advertisement takes place. Advertising costs were $198.8 million, $226.3 million and $296.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Sales and marketing expenses also include personnel costs, including salaries, benefits, bonuses, stock-based compensation expense and sales commissions, for sales and marketing employees; costs related to third-party services and contractors; and allocated overhead. Sales commissions relate to contracts with a duration of one year or less and are expensed as incurred.

General and Administrative

General and administrative costs are expensed as incurred and primarily include personnel costs, including salaries, benefits, bonuses and stock-based compensation expense, for executive, finance, accounting, legal, and human resources functions; as well as professional fees; occupancy costs; other general overhead costs; and as applicable, change in fair value of contingent consideration, loss on operating lease assets, gain on sale of business, and legal settlement charges, net of insurance recoveries.

Depreciation and Amortization

Our depreciation and amortization expenses include depreciation of property and equipment, and amortization of capitalized internal-use software costs and intangible assets.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are derived principally from or corroborated by observable market data by correlation or other means, or inputs other than quoted prices that are observable for the asset or liability; and
Level 3	Unobservable inputs for the asset or liability based on management's assumptions.

When determining the fair value measurements for assets and liabilities which are required to be measured at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk. Goodwill, intangible assets and other long-lived assets, and equity investments are measured at fair value on a nonrecurring basis, only if impaired. The carrying amounts reported in the consolidated financial statements approximate the fair value for accounts receivable, accounts payable, and accrued liabilities, due to their short-term nature. The estimated fair value of our debt, which is based on inputs categorized as Level 2 in the fair value hierarchy, approximated its carrying value as of December 31, 2023, and was approximately $649.6 million as of December 31, 2022. For contingent consideration, which is remeasured to its estimated fair value on a recurring basis, see "Note 3. Business Combinations and Dispositions."

Stock-Based Compensation

Compensation cost is allocated to cost of revenue, product development and technology, sales and marketing, and general and administrative expenses in the consolidated statements of operations for stock options and restricted stock units ("RSUs") based on the fair value of these awards at the date of grant. For awards that vest based on continued service, stock-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For awards with performance vesting conditions, stock-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved,

with a cumulative adjustment for the portion of the service period that occurred for the period prior to the performance condition becoming probable of being achieved. The requisite service period for awards with service and performance conditions is the longer of the service period or the performance period. The grant date fair value of stock options that contain service or performance conditions is estimated using the Black-Scholes option-pricing model and the grant date fair value of RSUs that contain service or performance conditions is estimated based on the fair value of our common stock. Forfeitures are recognized when they occur.

Determining the fair value of stock-based awards requires judgment. The Black-Scholes option-pricing model is used to estimate the fair value of stock options, while the fair value of our common stock at the date of grant is used to measure the fair value of RSUs. The assumptions used in the Black-Scholes option-pricing model requires the input of subjective assumptions and are as follows:

- For periods prior to our initial public offering ("IPO") in September 2020, because there was no public market for our common stock, the fair value of the common stock underlying our stock-based awards was determined by our board of directors (our "Board"), with input from management, by considering several objective and subjective factors, and the results of third-party valuations. Subsequent to our IPO, the fair value of common stock was determined on the grant date using the closing price of our Class A common stock.

- Expected volatility is based on a blended approach that utilizes our historical and implied volatility for periods in which we have sufficient information and the historical and implied volatility of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the stock option grants.

- The expected term is based on historical and estimates of future exercise behavior. For stock options considered to be "plain vanilla" options, the expected term is based on the simplified method, as our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. Substantially all of our stock options granted after our IPO are considered to be "plain vanilla" options.

- The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the options.

- The dividend yield is based on our current expectations of dividend payouts.

The assumptions used in our Black-Scholes option-pricing model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation could be materially different in the future.

Basic and Diluted Loss Per Share

We have two classes of common stock, Class A and Class B. Basic and diluted loss per share attributable to common stockholders of our Class A and Class B common stock are the same because they are entitled to the same liquidation and dividend rights.

We compute earnings or loss per share using the two-class method required for participating securities. The two-class method requires net income to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. In periods where we have net losses, losses are not allocated to participating securities as they are not required to fund the losses.

Basic earnings or loss per share is computed by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Weighted average number of common shares outstanding includes contingently issuable shares where there is no circumstance under which those shares would not be issued.

We compute diluted earnings or loss per share under a two-class method. For periods when we have net income, net income is reallocated between common stock, potential common stock and participating securities. Stock-based awards that contain vesting provisions contingent on achievement of performance or market conditions are included in the computation of diluted earnings per share, if dilutive, from the beginning of the period or date of issuance if later, if all necessary conditions to vest have been satisfied during the period. If all conditions have not been met by the end of the period, dilutive earnings per share includes the number of shares that would be issuable if the end of the period were the end of the contingency period. Potential common stock principally includes stock options and RSUs computed using the treasury stock method. For periods where we have net losses, diluted loss per share is the same as basic loss per share, because potentially dilutive shares are excluded from the computation of loss per share as their effect is anti-dilutive.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncement

In June 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale*

Restrictions ("Topic 820"), which clarifies the guidance when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. This guidance is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of this ASU is permitted. This ASU should be applied prospectively and recognize in earnings on the adoption date any adjustments made as a result of adoption. We early adopted this guidance effective January 1, 2023, and the adoption did not have an impact to our consolidated financial statements and disclosures.

Recently Issued Accounting Pronouncements - Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*: *Improvements to Income Tax Disclosures*. This ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. This ASU applies to all public entities and will be effective for fiscal years beginning after December 15, 2024, and for interim periods for fiscal years beginning after December 15, 2025. Early adoption of this ASU is permitted. We are currently evaluating the impact of the adoption of this ASU on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. This ASU applies to all public entities that are required to report segment information in accordance with ASC 280, and is effective for fiscal years beginning after December 15, 2023 and is effective for interim periods within fiscal years beginning after December 15, 2024. Early adoption of this ASU is permitted. We are currently evaluating the impact of the adoption of this ASU on our consolidated financial statements and disclosures.

3. Business Combinations and Dispositions

Business Combinations

vitaCare Prescription Services, Inc.

On April 14, 2022, we acquired all of the equity interests of vitaCare Prescription Services, Inc., a prescription technology and services platform, from TherapeuticsMD, Inc. (the "Seller"), the sole stockholder of vitaCare, for a total purchase consideration of $131.8 million, inclusive of $149.9 million in cash, offset by contingent considerations with a net estimated acquisition-date fair value of $18.1 million. We incurred a total of $1.6 million of transaction costs associated with this acquisition during 2022 that consisted primarily of professional fees. We acquired vitaCare as we believed it would strengthen and expand our business capabilities with respect to our pharma manufacturer solutions platform.

We accounted for the vitaCare acquisition using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*, and recognized tangible and intangible assets acquired and liabilities assumed at their estimated fair values as of the acquisition date. The estimated fair values of the acquired intangible assets were determined primarily by using a discounted cash flow method which is a non-recurring fair value measurement based on Level 3 inputs. The goodwill recognized in connection with this acquisition primarily related to the expected long-term synergies and other benefits from the acquisition, including the acquired assembled workforce, and is tax deductible. The aggregate purchase consideration was principally allocated to goodwill of $80.6 million and other intangible assets of $52.0 million. Other intangible assets principally related to developed technology of $30.0 million and customer relationships of $21.0 million with estimated useful lives of five and eleven years, respectively.

We also established a management incentive plan under which certain continuing vitaCare employees were eligible to receive up to $10.0 million of additional cash compensation upon achievement of certain performance milestones through 2023. This management incentive plan was accounted for separately from the business combination and excluded from the purchase consideration. The performance milestones were not probable of being met as of December 31, 2022, and were not met as of December 31, 2023.

The contingent considerations recognized consisted of a contingent consideration receivable and a contingent consideration payable with estimated acquisition-date fair values of approximately $19.7 million and $1.7 million, respectively.

Contingent consideration payable - The contingent consideration payable of up to $7.0 million in cash was based upon vitaCare's achievement of certain specified revenue results through 2023. The revenue targets were not expected to be achieved as of December 31, 2022. Accordingly, we recognized the change in fair value of the contingent consideration payable of $1.7 million as a reduction of general and administrative expenses during 2022. The specified revenue results were not achieved and the contingency was resolved as of December 31, 2023.

Contingent consideration receivable - vitaCare entered into a commercial agreement with the Seller in connection with the acquisition (the "commercial agreement") to provide certain pharmacy services to the Seller over an initial 5-year term following the acquisition with annual minimum guaranteed payments over the 5-year term totaling $66.3 million. The estimated fair value of the contingent consideration receivable at the acquisition date was based on the present value of the expected future annual minimum guaranteed payments in excess of the estimated fair value of pharmacy services expected to be provided to the Seller for each year over the initial 5-year term and contained significant unobservable inputs (Level 3 inputs). Key inputs used in this estimate included projected revenue and a discount rate which incorporated the risk of achievement associated with the forecasts and the credit risk of the Seller. Significant changes in the projected revenue or discount rate would have resulted in a significantly higher or lower fair value measurement.

In December 2022, we eliminated the annual minimum guaranteed payments associated with the commercial agreement which was assigned to a third-party by the Seller. Concurrently, we amended an existing arrangement with the third-party, which was determined to be at fair value. In connection with these transactions, the fair value of the contingent consideration receivable was effectively zero as the contingency was resolved and no future contingent payments will be received. Accordingly, we recognized the change in fair value of the contingent consideration receivable of $19.7 million within general and administrative expenses during 2022.

The following table reflects the pro forma unaudited consolidated results of operations for the periods presented as if the acquisition of vitaCare had occurred on January 1, 2021. The pro forma unaudited consolidated results of operations give effect to certain adjustments including: (i) transaction and severance costs incurred in connection with the acquisition; (ii) amortization expense related to the acquired intangible assets; and (iii) elimination of vitaCare's allocated interest expense related to the Seller's financing agreement whereby vitaCare was released from as guarantor upon the consummation of the acquisition. The pro forma unaudited consolidated results of operations are not necessarily indicative of the operating results that would have occurred if the acquisition had been consummated as of the date indicated, nor are they necessarily indicative of future operating results.

(in thousands)	Year Ended December 31,			
	2022		**2021**	
Pro forma revenue	$	767,125	$	746,299
Pro forma net loss	$	(40,901)	$	(59,400)

vitaCare's revenue in the year of acquisition of $5.6 million was included in the consolidated statement of operations for the year then ended. Disclosure of the standalone earnings or loss of vitaCare in the year of acquisition is not practicable as expenses associated with significant back-office, product development and technology and go-to-market processes of vitaCare were substantially integrated into our consolidated operations.

Other Business Combinations

In 2022, we also acquired flipMD, Inc., a marketplace connecting practicing physicians with organizations seeking on-demand medical expertise for $7.0 million in cash.

In 2021, we acquired three different businesses for aggregate cash consideration of $141.8 million. Goodwill associated with these acquisitions primarily related to the expected long-term synergies and other benefits, including the acquired assembled workforce. The aggregate purchase consideration related to these acquisitions was principally allocated to goodwill of $68.6 million and other intangible assets of $70.2 million, principally related to customer relationships of $50.2 million, with estimated useful lives ranging between nine and thirteen years.

Unaudited supplemental pro forma financial information, revenue and earnings in the year of acquisition, and transaction costs for these acquisitions are not material to our consolidated financial statements.

Dispositions

vitaCare Prescription Services, Inc.

In August 2023, our Board approved a plan to de-prioritize certain solutions under our pharma manufacturer solutions offering, which, among others, included solutions supported by vitaCare. See "Note 17. Restructuring Plan" for additional information.

Certain Assets of GoodRx Care, LLC (FKA HeyDoctor, LLC)

On December 9, 2022, we completed the sale of certain technology assets of GoodRx Care, LLC, our telehealth platform, for $19.5 million in cash. Of this total purchase price, $2.9 million was held in the buyer's escrow account related to the resolution of standard representations and warranties and was included in prepaid and other current assets on the consolidated balance sheet as of December 31, 2022. The amount was subsequently released from the buyer's escrow and we collected the $2.9 million during 2023. The sale represented the sale of a business and, as we have one reporting unit, goodwill was allocated to the disposal group. The carrying value of the disposal group as of the sale date was approximately $8.1 million, comprised principally of $4.6 million of capitalized software and $3.1 million of allocated goodwill. We

recognized a $11.4 million pre-tax gain on the sale which was included as a reduction of general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2022. As we continued to provide consumers access to telehealth services via our GoodRx Care platform after the date of sale, the sale did not represent a strategic shift that has had, or is expected to have, a major effect on our operations and financial results.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
(in thousands)	2023	2022
Insurance recovery receivable [1]	$ 12,900	$ —
Income taxes receivable	3,537	4,524
Reimbursable third-party payments [2]	15,481	—
Prepaid software implementation costs	—	5,751
Other prepaid expenses and other current assets [3]	24,968	35,105
Total prepaid expenses and other current assets	$ 56,886	$ 45,380

_____

[1] Represents a receivable for the probable recovery related to an incurred loss in connection with certain contingencies. Loss recoveries are recognized when a loss has been incurred and the recovery is probable. This determination is based on our analysis of the underlying insurance policies, historical experience with insurers, and ongoing review of the solvency of insurers, among other factors.
[2] Represents payments we make to third parties on behalf of, and reimbursable from, certain customers.
[3] Other current assets were not material as of December 31, 2023 and 2022.

5. Property and Equipment, Net

Property and equipment, net consists of the following:

	December 31,	
(in thousands)	2023	2022
Leasehold improvements	$ 15,998	$ 16,094
Furniture and fixtures	9,460	9,366
Computer equipment	4,091	4,129
Construction in progress	169	—
Total property and equipment	29,718	29,589
Less: Accumulated depreciation	(13,786)	(9,769)
Total property and equipment, net	$ 15,932	$ 19,820

For the years ended December 31, 2023, 2022 and 2021, depreciation expense was $4.8 million, $4.6 million and $4.0 million, respectively.

6. Goodwill

The following table presents changes in the carrying amount of goodwill:

	December 31,	
(in thousands)	2023	2022
Balance at beginning of the year	$ 412,117	$ 329,696
Goodwill acquired	—	85,560
Goodwill disposed	(1,348)	(3,139)
Balance at end of the year	$ 410,769	$ 412,117

7. Intangible Assets, Net

The following tables present details of our intangible assets, net:

(dollars in thousands)	Useful Life (in years)	December 31, 2023 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (in years)
Customer relationships	9-13	$ 75,500	$ (19,223)	$ 56,277	8.7
Developed technology	1-5	56,298	(53,157)	3,141	2.8
Trademarks	1-9	12,716	(12,159)	557	5.3
Content library	3	9,500	(8,577)	923	0.3
		$ 154,014	$ (93,116)	$ 60,898	8.2

(dollars in thousands)	Useful Life (in years)	December 31, 2022 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (in years)
Customer relationships	9-13	$ 96,600	$ (14,151)	$ 82,449	9.8
Developed technology	1-5	86,298	(54,483)	31,815	4.0
Trademarks	1-9	14,352	(12,841)	1,511	3.9
Content library	3	9,500	(5,410)	4,090	1.3
Backlog	1	1,900	(1,900)	—	0.0
		$ 208,650	$ (88,785)	$ 119,865	7.9

For the years ended December 31, 2023, 2022 and 2021, amortization expense was $59.0 million, $23.2 million and $18.3 million, respectively. Amortization of intangible assets acquired in connection with vitaCare was accelerated during the year ended December 31, 2023 as we de-prioritized certain solutions under our pharma manufacturer solutions platform for which these intangible assets supported and were disposed of as of December 31, 2023. See "Note 17. Restructuring Plan."

At December 31, 2023, the expected amortization of intangible assets, net for future periods was as follows:

(in thousands)	
Year Ending December 31,	
2024	$ 8,796
2025	7,838
2026	7,518
2027	6,739
2028	6,698
Thereafter	23,309
	$ 60,898

8. Capitalized Software, Net

The following table presents details of our capitalized software, net as follows:

(in thousands)	December 31, 2023	2022
Capitalized software costs	$ 170,645	$ 109,752
Less: Accumulated amortization	(75,206)	(39,680)
Total capitalized software, net	$ 95,439	$ 70,072

For the years ended December 31, 2023, 2022 and 2021, amortization expense was $43.9 million, $26.4 million and $12.2 million, respectively. Amortization had not started on $15.8 million of capitalized software costs that were not yet ready for intended use as of December 31, 2023.

At December 31, 2023, the expected amortization of capitalized software, net that has been placed into service for future periods was as follows:

(in thousands)

Year Ending December 31,		
2024	$	40,755
2025		27,503
2026		11,412
	$	79,670

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,			
(in thousands)	**2023**		**2022**	
Accrued bonus and other payroll related	$	30,401	$	20,642
Accrued legal settlement		12,500		1,500
Accrued marketing		10,650		12,104
Deferred revenue		7,105		7,879
Other accrued expenses		10,673		5,398
Total accrued expenses and other current liabilities	$	71,329	$	47,523

Deferred revenue represents payments received in advance of providing services for certain advertising contracts with customers and subscriptions. Deferred revenue is substantially recognized as revenue within the subsequent twelve months. We expect substantially all of the deferred revenue at December 31, 2023 will be recognized as revenue in 2024.

10. Leases

Our leases consist of office facilities under noncancelable operating lease arrangements that expire at various dates through 2033. Our leases do not contain any material (i) non-lease components, (ii) variable lease costs, (iii) short-term lease expenses, (iv) residual value guarantees or (v) material restrictive covenants.

For the years ended December 31, 2023, 2022 and 2021, lease expense of $8.0 million, $6.2 million and $5.6 million, respectively, was included in costs and operating expenses in the consolidated statements of operations.

For the years ended December 31, 2023, 2022 and 2021, cash paid for amounts affecting the measurement of our operating lease liabilities included in cash flows from operating activities was $7.1 million, $6.4 million and $6.2 million (excluding $1.6 million of cash collected from lease incentive receivable), respectively.

As of December 31, 2023 and 2022, the weighted average remaining lease term was 7.8 years and 8.7 years, respectively, and the weighted average discount rate was 6.8% and 6.9%, respectively.

The following table presents maturities of operating lease liabilities at December 31, 2023:

(in thousands)

Year Ending December 31,		
2024	$	6,177
2025		7,165
2026		9,216
2027		9,087
2028		9,451
Thereafter		33,315
Total operating lease payments		74,411
Less: Effects of discounting		(19,831)
Present value of operating lease liabilities	$	54,580
Operating lease liabilities, current	$	6,177
Operating lease liabilities, net of current portion	$	48,403

The estimated operating lease payments included in the table above for 2024 and 2025 have been reduced by lease incentives for leasehold improvements of $3.5 million and $2.7 million, respectively.

11. Income Taxes

The components of our income taxes are as follows:

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Current						
Federal	$	16,588	$	6,974	$	(361)
State		2,270		3,120		2,532
Total current income tax expense		18,858		10,094		2,171
Deferred						
Federal		(41,856)		(421)		6,521
State		(23,706)		(76)		6,385
Total deferred income tax (benefit) expense		(65,562)		(497)		12,906
Total income tax (benefit) expense	$	(46,704)	$	9,597	$	15,077

The following is a reconciliation of the U.S. federal statutory rate of 21.0% to our effective income tax rate:

		Year Ended December 31,				
(dollars in thousands)		**2023**		**2022**		**2021**
Income taxes computed at federal statutory rate	$	(11,670)	$	(4,879)	$	(2,137)
State income taxes [1]		(16,934)		2,465		8,385
Stock-based compensation		217		383		491
Excess tax (benefits) related to stock-based compensation		6,131		4,565		(43,797)
Research and development credits, net of reserves		526		(6,401)		(8,206)
Nondeductible officers' compensation		10,641		12,295		21,905
(Decrease) increase in valuation allowance		(36,323)		68		37,782
Transaction costs		1		39		438
Basis difference on disposition		—		659		—
Nondeductible penalties		2		318		16
Other		705		85		200
Income tax (benefit) expense	$	(46,704)	$	9,597	$	15,077
Effective income tax rate		84.0%		(41.3%)		(148.1%)

(1)   Includes the state tax effects for (i) excess tax (benefits) related to stock-based compensation of $1.0 million, $0.8 million and ($6.4) million for 2023, 2022 and 2021, respectively, and (ii) a valuation allowance (decrease) increase of ($13.0) million, $4.4 million and $14.6 million for 2023 and 2022, and 2021 respectively.

Deferred taxes, net consist of the following:

(in thousands)	December 31, 2023	December 31, 2022
Deferred tax assets		
Other assets	$ 4,602	$ 2,703
Operating lease liabilities	13,279	14,402
Stock-based compensation	10,804	12,542
Research and development credits, net of reserves	11,918	14,382
Tax credit carryforward	827	769
Charitable contribution carryforward	4,510	6,810
Goodwill	7,491	10,705
Capitalized research and development expenditures	14,935	9,269
Intangible assets	4,971	—
Accrued legal settlement	3,160	—
Net operating losses	10,458	8,737
Total deferred tax assets	86,955	80,319
Valuation allowance	(7,818)	(57,115)
Deferred tax assets, net of valuation allowance	79,137	23,204
Deferred tax liabilities		
Other liabilities	(404)	(1,143)
Operating lease right-of-use assets, net	(7,265)	(8,815)
Property and equipment	(3,064)	(4,383)
Intangible assets	—	(9,157)
Insurance recovery receivable	(3,136)	—
Total deferred tax liabilities	(13,869)	(23,498)
Total deferred tax assets (liabilities), net	$ 65,268	$ (294)

We recognized total excess tax benefits of ($7.1) million, ($5.4) million and $50.2 million associated with equity award exercises and vesting in income tax benefit (expense) for the years ended December 31, 2023, 2022 and 2021, respectively.

We consider all available positive and negative evidence in our assessment of the recoverability of our net deferred tax assets each reporting period. In 2021, we had cumulative three-year pre-tax losses adjusted for permanent book to tax adjustments principally from substantial excess tax benefits realized in 2021 and 2020 from the exercise of stock options granted prior to our IPO and thus recognized a full valuation allowance against our net deferred tax assets in excess of amortizable goodwill which we maintained through the end of 2022. During 2023, we determined that a valuation allowance against the majority of our net deferred tax assets was no longer required primarily due to sustained tax profitability (pre-tax earnings or loss adjusted by permanent book to tax differences), which was objective and verifiable evidence, and anticipated future earnings. As a result, we released $54.6 million of our valuation allowance and recognized it as an income tax benefit in the consolidated statement of operations for the year ended December 31, 2023.

As of December 31, 2023, our valuation allowance is attributable to certain standalone tax filings' net deferred tax assets which are not more likely than not to be realized in the future. Our judgment regarding the need for a valuation allowance may reasonably change in future reporting periods due to many factors, including changes in the level of tax profitability that we achieve, changes in tax laws or regulations and price fluctuations of our Class A common stock and its related future tax effects from our outstanding equity awards.

At December 31, 2023, we had U.S. federal net operating loss carryforwards ("NOLs") of $26.1 million available to reduce future federal income taxes. Approximately $5.6 million of these NOLs were generated before January 1, 2018 and will expire in varying amounts starting 2034. The remaining $20.5 million of these NOLs are carried over indefinitely but utilization is subject to an 80% taxable income limitation. At December 31, 2023, we also had state NOLs of $100.9 million available to reduce future state income taxes which will expire in varying amounts beginning 2024. The amount of state NOLs expiring in 2024 would not be material to the consolidated financial statements as a full valuation allowance has been established against certain standalone tax filings' net deferred tax assets due to uncertainty regarding their future realization.

As of December 31, 2023, we had California and other state research tax credits carryforwards of $21.6 million, of which $21.4 million generally may be carried forward indefinitely.

At December 31, 2023, tax years 2020 and forward were subject to examination by the Internal Revenue Service ("IRS"), and tax years 2019 and forward were subject to examination by the various state taxing jurisdictions in which we are subject to tax. At December 31, 2023, we were not subject to any federal or state income tax audits.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(in thousands)	
Gross unrecognized tax benefits at December 31, 2020	$ 7,391
Increases related to prior year tax positions	999
Increases related to current year tax positions	6,911
Lapse of statute of limitations	(505)
Gross unrecognized tax benefits at December 31, 2021	14,796
Increases related to prior year tax positions	422
Increases related to current year tax positions	2,444
Decreases related to prior year tax positions	(1,160)
Lapse of statute of limitations	(1,804)
Gross unrecognized tax benefits at December 31, 2022	14,698
Increases related to prior year tax positions	409
Increases related to current year tax positions	746
Decreases related to prior year tax positions	(1,080)
Lapse of statute of limitations	(576)
Gross unrecognized tax benefits at December 31, 2023	$ 14,197

As of December 31, 2023, we had gross unrecognized tax benefits of approximately $14.2 million, $12.7 million of which, if recognized, would impact our effective tax rate. We estimate unrecognized tax benefits will decrease by $2.5 million in 2024 due to the expiration of statute of limitations.

At December 31, 2023 and 2022, accrued interest and penalties related to uncertain tax positions were not material.

12. Debt

Our First Lien Credit Agreement (as amended from time to time, the "Credit Agreement") provides for (i) a $700.0 million term loan maturing on October 10, 2025 ("First Lien Term Loan Facility"); and (ii) a revolving credit facility for up to $100.0 million maturing on October 11, 2024 (the "Revolving Credit Facility"). On June 29, 2023 and July 7, 2023, we amended our Revolving Credit Facility and First Lien Term Loan Facility, respectively, to replace London Interbank Offered Rate ("LIBOR") with Secured Overnight Financing Rate ("SOFR") as the benchmark interest rate for borrowings under our Revolving Credit Facility and First Lien Term Loan Facility, beginning in July 2023. On February 20, 2024, we further amended our Revolving Credit Facility to extend its maturity date from October 11, 2024 to July 11, 2025. The First Lien Term Loan Facility and Revolving Credit Facility are collateralized by substantially all of our assets and 100% of the equity interest of GoodRx.

First Lien Term Loan Facility

Up to and including June 30, 2023, borrowings under our First Lien Term Loan Facility accrued interest at an adjusted LIBOR plus a variable margin based on our most recently determined First Lien Net Leverage Ratio (as defined in the Credit Agreement), ranging from 2.75% to 3.00%. Beginning in July 2023, borrowings under our First Lien Term Loan Facility bear interest, at our option, at either (i) a term rate based on SOFR ("Term SOFR") plus an adjustment ranging from 0.10% to 0.25% based on the term of the interest rate period plus a margin ranging from 2.75% to 3.00%; or (ii) an alternate base rate plus a margin ranging from 1.75% to 2.00%, both depending on our First Lien Net Leverage Ratio (as defined in the Credit Agreement). The effective interest rate on the First Lien Term Loan Facility for the years ended December 31, 2023, 2022 and 2021 was 8.46%, 5.02% and 3.40%, respectively. The First Lien Term Loan Facility requires quarterly principal payments through September 2025, with any remaining unpaid principal and any accrued and unpaid interest due upon maturity. We may prepay the First Lien Term Loan Facility without penalty.

Revolving Credit Facility

We had no borrowings against the Revolving Credit Facility as of December 31, 2023 and 2022. Beginning in July 2023, borrowings under our Revolving Credit Facility, if any, bear interest, at our option, at either (i) Term SOFR plus a margin ranging from 2.50% to 3.00%; or (ii) an alternate base rate plus a margin ranging from 1.50% to 2.00%, each with the applicable margin dependent on our First Lien Net Leverage Ratio (as defined in the Credit Agreement). We incur a commitment fee ranging from 0.25% to 0.50% per annum, depending on our First Lien Net Leverage Ratio (as defined in the

Credit Agreement), on any unused commitments. In addition, the Revolving Credit Facility has a fixed fronting fee of 0.125% per annum for aggregate undrawn and disbursed but unreimbursed letters of credit.

We had outstanding letters of credit issued against the Revolving Credit Facility for $9.2 million as of December 31, 2023 and 2022, respectively, which reduces our available borrowings under the Revolving Credit Facility. The outstanding letters of credit principally relate to a facility lease and is eligible to decrease by $0.9 million per year commencing in 2023.

Our debt balance is as follows:

| (in thousands) | December 31, | |
	2023	2022
Principal balance under First Lien Term Loan Facility	$ 661,797	$ 667,068
Less: Unamortized debt issuance costs and discounts	(5,307)	(8,243)
	$ 656,490	$ 658,825

Amortization of debt issuance costs and discounts related to our term loan of approximately $3.0 million was recognized as interest expense in the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023, we were subject to a financial covenant requiring maintenance of a Net Leverage Ratio not to exceed 8.2 to 1.0 only in the event that the amounts outstanding under the Revolving Credit Facility exceed a specified percentage of commitments under the Revolving Credit Facility, and other nonfinancial covenants under the Credit Agreement. Additionally, GoodRx is restricted from making dividend payments, loans or advances to us. At December 31, 2023, we were in compliance with our covenants.

As of December 31, 2023, we expect to pay $8.8 million in principal payments under the First Lien Term Loan Facility in 2024 with the remaining principal balance of $653.0 million to be paid in 2025.

13. Commitments and Contingencies

Refer to "Note 10. Leases" and "Note 12. Debt," for details of contractual obligations for our noncancelable operating leases and principal payments under our debt agreements, respectively.

Purchase Commitments

As of December 31, 2023, we had aggregate purchase commitments of $14.2 million for cloud hosting services pursuant to which we committed to spend $7.1 million per annum through 2025.

Legal Contingencies

Between February 2, 2023, and March 30, 2023, five individual plaintiffs filed five separate putative class actions lawsuits against Google, Meta, Criteo and us, alleging generally that we have not adequately protected consumer privacy and that we communicated consumer information to third parties, including the three co-defendants. Four of the plaintiffs allege common law intrusion upon seclusion and unjust enrichment claims, as well as claims under California's Confidentiality of Medical Information Act, Invasion of Privacy Act, Consumer Legal Remedies Act, and Unfair Competition Law. One of these four plaintiffs additionally brings a claim under the Electronic Communications Privacy Act. The fifth plaintiff brings claims for common-law unjust enrichment and violations of New York's General Business Law. Four of these cases were originally filed in the United States District Court for the Northern District of California ("NDCA") (Cases No. 3:23-cv-00501; 3:23-cv-00744; 3:23-cv-00940; and 4:23-cv-01293). One case was originally filed in the United States District Court for the Southern District of New York (Case No. 1:23-cv-00943); however, that case was voluntarily dismissed and re-filed in the NDCA (Case No. 3:23-cv-01508). These five matters have been consolidated and assigned to U.S. District Judge Araceli Martínez-Olguín in the NDCA. The court also set a briefing schedule for filing a single consolidated complaint, which the plaintiffs filed on May 21, 2023 (Case No. 3:23-cv-00501-AMO; the "NDCA Class Action Matter"), as well as motions to dismiss and motions to compel arbitration. In addition to the aforementioned claims, the plaintiffs in the now consolidated matter bring claims under the Illinois Consumer Fraud and Deceptive Business Practices Act, common law negligence and negligence per se, in each case, pleaded in the alternative. The plaintiffs are seeking various forms of monetary damages (such as statutory damages, compensatory damages, attorneys' fees and disgorgement of profits) as well as injunctive relief. Briefing on the motions to dismiss and motions to compel arbitration was completed on August 24, 2023.

On October 27, 2023, six plaintiffs filed a class action complaint (Case No. 1:23-cv-24127-BB; the "SDFL Class Action Matter") against us in the United States District Court for the Southern District of Florida ("SDFL"). The plaintiffs alleged, on behalf of the same nationwide class as the NDCA Class Action Matter, substantially the same statutory and common law violation claims as alleged in that matter as well as claims based on the federal Electronic Communications Privacy Act, invasion of privacy under California common law and the California constitution, invasion of privacy under New Jersey's Constitution, and violations of Pennsylvania's Wiretapping and Electronic Surveillance Control Act, Florida's Security of Communications Act, New York's Civil Rights Law, and Stop Hack and Improve Electronic Data Security Act. The plaintiffs in

the SDFL Class Action Matter seek various forms of monetary damages as well as injunctive and other unspecified equitable relief.

On October 27, 2023, we entered into a proposed settlement agreement with the plaintiffs in the SDFL Class Action Matter, on behalf of a nationwide settlement class that includes the NDCA Class Action Matter, which provides for a payment of $13.0 million by us. On October 30, 2023, the plaintiffs in the SDFL Class Action Matter filed a motion and memorandum in support of preliminary approval of the proposed class action settlement and, on October 31, 2023, the SDFL granted preliminary approval of the proposed settlement. The proposed settlement is subject to final approval of the court. Members of the class have the opportunity to opt-out of the class and commence their own actions.

In response to the proposed settlement in the SDFL Class Action Matter, plaintiffs in the NDCA Class Action Matter filed (i) on November 1, 2023, a motion in the NDCA for an order to require us to cease litigation of, or alternatively file a motion to stay in, the SDFL Class Action Matter and enjoin us from seeking settlement with counsel other than plaintiffs' counsel in the NDCA Class Action Matter; and (ii) on November 2, 2023, a motion in the SDFL for that court to allow them to intervene and appear in the SDFL action, transfer the SDFL Class Action Matter to the NDCA and reconsider and deny its preliminary approval of the proposed settlement. The SDFL has issued an order requiring the SDFL plaintiffs to, among other things, file a response to the NDCA plaintiffs' motion to intervene. Additionally, U.S. District Judge Araceli Martínez-Olguín in the NDCA issued an order for us to show cause as to why we should not be sanctioned for an alleged failure to provide notification to the NDCA of the pendency of the SDFL Class Action Matter. We filed our written response to this order on November 8, 2023. The NDCA held a hearing on November 14, 2023, and ordered parties to the litigation to participate in mediation. The parties participated in mediation on January 10, 2024, and have agreed to participate in an additional day of mediation scheduled for March 7, 2024.

Based on the proposed settlement agreement, we have determined that a loss is probable and have accrued $13.0 million during the year ended December 31, 2023. In November 2023, we made an initial $0.5 million payment to a third-party qualified settlement fund that we do not own, which will be disbursed to the plaintiffs if required conditions are satisfied. Therefore, $12.5 million of the probable loss was included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet as of December 31, 2023. While this amount represents our best judgment of the probable loss based on the information currently available to us, it is subject to significant judgments and estimates and numerous factors beyond our control, including, without limitation, final approval of the court or the results of mediation. This pending proceeding involves complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to defend. The results of legal proceedings are inherently uncertain, and upon final resolution of these matters, it is reasonably possible that the actual loss may differ from our estimate.

In addition, during the normal course of business, we may become subject to, and are presently involved in, legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We have not accrued for a loss for any other matter as a loss is not probable and a loss, or a range of loss, is not reasonably estimable. Accruals for loss contingencies are recognized when a loss is probable, and the amount of such loss can be reasonably estimated. See "Note 9. Accrued Expenses and Other Current Liabilities." Loss recoveries are recognized when a loss has been incurred and the recovery is probable. See "Note 4. Prepaid Expenses and Other Current Assets."

In February 2023, we initiated arbitration against Famulus Health, LLC ("Famulus") before the American Arbitration Association in relation to Famulus' breach of an agreement entered into by Famulus and us in June 2020, as amended (the "Agreement"). GoodRx asserted claims for Famulus' breach of the confidentiality and exclusivity provisions in the Agreement, seeking to recover damages and injunctive relief. On February 15, 2024, an arbitration award was rendered, which included a damages award and a permanent injunction (the "Arbitration Award"). Famulus filed a petition to vacate the Arbitration Award on February 21, 2024 in the United States District Court for the District of South Carolina ("DSC"). GoodRx filed a petition to confirm the Arbitration Award on February 22, 2024 in the DSC. We can not make any assurance as to the outcome of the Arbitration Award and when the Arbitration Award will be collected. Any gain on this matter is considered a gain contingency and will be recognized in the period in which the Arbitration Award is realized or realizable, pursuant to ASC 450, *Contingencies*.

Indemnifications

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Certain of our officers and directors are also a party to indemnification agreements. Pursuant to our indemnification agreements and directors' and officers' liability insurance, certain of our officers and directors will be indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. The maximum potential amount of future payments we may be required to make under these indemnification provisions is indeterminable. We have never paid a material claim, nor have we been involved in litigation, with respect to these indemnification arrangements. As of December 31, 2023 and 2022, we did not accrue a liability for these guarantees as the likelihood of incurring a payment obligation, if any, in connection with these guarantees is not probable or reasonably estimable.

14. Stockholders' Equity

Common Stock

We have two classes of authorized and outstanding common stock: Class A common stock and Class B common stock.

The rights of the holders of the Class A common stock and Class B common stock are identical except for voting and conversion rights. The holders of the Class A common stock are entitled to one vote per share and the holders of the Class B common stock are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and will automatically convert to Class A common stock upon any transfer, except for certain permitted transfers. All Class B common stock will convert automatically into an equivalent number of Class A common stock upon the earlier of (i) September 25, 2027; or (ii) the first date the aggregate number of shares of Class B common stock cease to represent at least 10% of the aggregate outstanding shares of common stock. During the years ended December 31, 2023, 2022 and 2021, 12.0 million, 1.8 million and 13.1 million shares of Class B common stock were converted into an equivalent number of shares of Class A common stock, respectively.

Share Repurchases

On February 23, 2022, our Board authorized the repurchase of up to an aggregate of $250.0 million of our Class A common stock through February 23, 2024. As of December 31, 2023, we had $44.3 million available for future repurchases of our Class A common stock under this repurchase program. On February 27, 2024, our Board approved a new stock repurchase program which authorized the repurchase of up to an aggregate of $450.0 million of our Class A common stock. The new stock repurchase program has no expiration date. Repurchases under these repurchase programs may be made in the open market, in privately negotiated transactions or otherwise, with the amount and timing of repurchases to be determined at our discretion, depending on market conditions and corporate needs, or under a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c)(1) under the Exchange Act (a "Rule 10b5-1 Plan"). Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our shares under this authorization. These repurchase programs do not obligate us to acquire any particular amount of Class A common stock and may be modified, suspended or terminated at any time at the discretion of our Board. Repurchased shares are subsequently retired and returned to the status of authorized but unissued.

On November 20, 2023, we entered into a Stock Purchase Agreement with related parties, Spectrum Equity VII, L.P., Spectrum VII Investment Managers' Fund, L.P., and Spectrum VII Co-Investment Fund, L.P. (collectively, the "selling stockholders"), pursuant to which we agreed to repurchase 12.0 million shares of our Class A common stock (after giving effect to the automatic conversion of our Class B common stock to Class A common stock upon such repurchase) from the selling stockholders at a price of $5.47 per share, representing a discount from our closing share price of $5.76 on the date of execution of the Stock Purchase Agreement (the "Spectrum repurchase"). This repurchase was approved by our Board and its Audit Committee as part of the repurchase program approved in February 2022. In connection with the Spectrum repurchase, the selling stockholders, together with its affiliates, have agreed that they will not, without our prior approval, sell, transfer, otherwise dispose of or enter into a hedging transaction involving our securities for 90 days from the closing of the repurchase. Closing of the Spectrum repurchase occurred on November 27, 2023 for an aggregate consideration of $65.9 million, inclusive of direct costs and estimated excise taxes associated with the repurchase.

The following table presents information about our repurchases of our Class A common stock:

| (in thousands) | Year Ended December 31, | |
	2023	2022
Number of shares repurchased	18,433	8,456
Cost of shares repurchased	$ 103,974	$ 101,721

15. Stock-Based Compensation

Employee Equity Incentive Plans

Our Board or its compensation committee is authorized to grant stock-based awards under an approved equity incentive plan adopted in 2020 (the "2020 Plan"), which may be issued as awards covering either Class A or Class B common stock. Notwithstanding anything to the contrary in the 2020 Plan, no more than 300.0 million shares of common stock (either Class A or Class B common stock) may be issued pursuant to the exercise of incentive stock options under the 2020 Plan.

The number of shares available for issuance under the 2020 Plan will increase annually on the first day of each calendar year beginning January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of (i) 5% of the aggregate number of shares of Class A and Class B common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our Board.

At December 31, 2023, 61.9 million shares were available for issuance under the 2020 Plan.

We also allow our employees to participate in a stockholder-approved employee stock purchase plan ("ESPP"). The shares available for issuance under the ESPP increases by 1% at the beginning of each calendar year based on the aggregate number of shares of Class A and Class B common stock outstanding on the final day of the immediately preceding calendar year and may be reduced as is determined by our Board. In no event will more than 100.0 million shares of Class A common stock be available for issuance under the ESPP. The ESPP allows eligible employees to purchase our common stock, through payroll deductions, at 85% of the lower of the fair market value of Class A common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period. The ESPP is intended to qualify as an employee stock purchase plan under the IRS Code Section 423.

The stock-based compensation cost related to ESPP is not material to our consolidated financial statements. At December 31, 2023, 20.6 million shares were available for issuance under the ESPP.

Stock Options

Stock options granted for newly-hired employees generally vest as to 25% of the total award on the first anniversary of the employment start date, and thereafter ratably quarterly over the remaining three-year period. Annual refresh stock option grants for employees generally vest quarterly over a four-year period. In limited circumstances, stock option grants to senior level executives may have shorter vesting terms than the aforementioned. All stock options have a ten-year term. Stock options granted do not include any forfeitable or non-forfeitable dividend equivalent rights.

On April 25, 2023, Trevor Bezdek and Douglas Hirsch (our "Co-Founders"), transitioned from being our Co-Chief Executive Officers to Chairman of the Board and Chief Mission Officer, respectively, in addition to continuing as directors of our Board (the "Transition"). In connection with the Transition, our Board appointed Scott Wagner as our Interim Chief Executive Officer (principal executive officer), effective April 25, 2023. In May 2023, pursuant to the terms of his employment agreement, our Board granted Mr. Wagner a stock option award covering 3.0 million shares of our Class A common stock. The grant date fair value of the stock option award was $9.6 million, which vests and becomes exercisable in twelve equal monthly installments through April 2024, subject to Mr. Wagner's continued employment through the applicable vesting date.

A summary of the stock option activity is as follows:

(in thousands, except per share amounts and term information)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2022	17,265	$ 7.72	7.3 years	$ 5,321
Granted	10,445	5.69		
Exercised	(1,828)	3.44		
Expired / Cancelled / Forfeited	(2,382)	8.77		
Outstanding at December 31, 2023	23,500	$ 7.04	7.9 years	$ 20,689
Exercisable at December 31, 2023	11,309	$ 7.16	6.6 years	$ 11,059

The weighted average grant date fair value per share of stock options granted for the years ended December 31, 2023, 2022 and 2021 was $3.70, $5.41 and $18.81, respectively. The aggregate intrinsic value of options exercised for the years ended December 31, 2023, 2022 and 2021 was $5.8 million, $18.2 million and $244.4 million, respectively. The fair value of stock options that vested during the years ended December 31, 2023, 2022 and 2021 was $28.8 million, $14.6 million and $15.3 million, respectively.

All stock options outstanding at December 31, 2023 were options to purchase shares of Class A common stock. The fair value of option awards issued with service or performance vesting conditions are estimated on the grant date using the Black-Scholes option pricing model. The following table summarizes the assumptions used:

	Year Ended December 31,		
	2023	2022	2021
Risk-free interest rate	3.4% - 4.4%	1.7% - 3.8%	0.9% - 1.3%
Expected term	5.2 - 6.1 years	5.7 - 6.1 years	5.7 - 6.1 years
Expected stock price volatility	70% - 77.5%	60% - 77.5%	57.5% - 60%
Dividend yield	—	—	—

For the years ended December 31, 2023, 2022 and 2021, the stock-based compensation expense related to stock options was $26.1 million, $12.7 million and $14.3 million, respectively. At December 31, 2023, there was $51.9 million of

total unrecognized stock-based compensation cost related to stock options, which is expected to be recognized over a weighted average remaining service period of 2.6 years.

Restricted Stock Awards and Restricted Stock Units

A summary of the Restricted Stock Awards ("RSAs") and Restricted Stock Unit activity is as follows:

(in thousands, except per share amounts)	Restricted Stock Awards	Restricted Stock Units for Class A Common Stock	Restricted Stock Units for Class B Common Stock	Weighted Average Grant Date Fair Value
Nonvested restricted stock awards or restricted stock units at December 31, 2022	469	18,461	3,592	$ 13.69
Granted	—	18,288	—	5.53
Vested	(469)	(7,264)	(2,053)	14.05
Forfeited	—	(3,893)	—	7.18
Nonvested restricted stock units at December 31, 2023	—	25,592	1,539	$ 8.99

For the years ended December 31, 2023, 2022 and 2021, the fair value of RSAs and RSUs that vested was $137.5 million, $121.5 million and $95.8 million, respectively.

Restricted Stock Awards

RSAs were originally granted in April 2019 with a weighted average grant date fair value per share of $3.88. These RSAs vested equally on each anniversary from the grant date through April 2023, subject to continued service.

Restricted Stock Units for Class A Common Stock

RSUs granted for newly-hired employees generally vest as to 25% of the total award on the first anniversary of the employment start date, and thereafter ratably quarterly over the remaining three-year period. Annual refresh RSU granted to employees generally vest quarterly over a four-year period. For the years ended December 31, 2023, 2022 and 2021, total stock-based compensation expense related to RSUs was $57.0 million, $61.2 million and $53.5 million, respectively. At December 31, 2023, there was $173.2 million of total unrecognized stock-based compensation cost related to these RSUs, which is expected to be recognized over a weighted average remaining service period of 2.9 years.

Restricted Stock Units for Class B Common Stock

In September 2020, our Board granted RSUs covering an aggregate of 24.6 million shares of Class B common stock to our Co-Founders (the "Founders Awards"), subject to the completion of our IPO and continued employment through the applicable vesting dates. Each of our Co-Founders received (i) 8.2 million RSUs that vest based on the achievement of certain stock price goals, (the "Performance-Vesting Founders Awards") and (ii) 4.1 million RSUs that vest and settle in equal quarterly installments over four years, subject to certain vesting acceleration terms (the "Time-Vesting Founders Awards"). The grant date fair value of these awards totaled $533.3 million. We used a Monte Carlo simulation model to calculate the grant date fair value and derived service period of the Performance-Vesting Founders Awards.

All of the Performance-Vesting Founders Awards vested in 2020 and the issuance of the shares for these awards was deferred by three-years from the applicable vesting date, or earlier, upon a qualifying change in control or to satisfy tax withholding requirements as stipulated under the terms and conditions of the agreements governing the Founders Awards. At the time of vesting, we settled 0.7 million RSUs which were sufficient to satisfy certain tax withholding obligations due in the year of vesting. There were no risks of forfeiture after the Performance-Vesting Founders Awards vested in 2020. In October 2023, we net settled the remaining 15.7 million vested shares of Class B common stock underlying the Performance-Vesting Founders Awards and remitted cash consideration of $44.5 million on behalf of our Co-Founders to the relevant tax authorities to satisfy income tax withholding obligations. We withheld an aggregate of 8.1 million shares of our Class B common stock and delivered an aggregate of 7.6 million shares of our Class B common stock to our Co-Founders to net settle the award. The net 7.6 million shares of Class B common stock were delivered in an equivalent number of shares of Class A common stock on the settlement date.

During the years ended December 31, 2023, 2022 and 2021, we recognized $20.5 million, $44.5 million and $90.9 million of stock-based compensation expense, respectively, related to the Founders Awards. At December 31, 2023, we recognized a cumulative $528.9 million of stock-based compensation expense related to the Founders Awards, of which $209.1 million related to the Time-Vesting Founders Awards and $319.8 million related to the Performance-Vesting Founders Awards. At December 31, 2023, there was $4.4 million of total unrecognized stock-based compensation cost related to the Time-Vesting Founders Awards, all of which is expected to be recognized in 2024.

16. Basic and Diluted Loss Per Share

As we have net losses for the years ended December 31, 2023, 2022 and 2021, diluted loss per share is the same as basic loss per share, because potentially dilutive shares are excluded from the computation of loss per share as their effect is anti-dilutive.

The 15.7 million vested shares of Class B common stock underlying the Performance-Vesting Founders Awards for our Co-Founders were settled in October 2023. At the time of vesting in 2020, these 15.7 million shares were contingently issuable and included in the weighted average number of common shares outstanding for basic loss per share in 2022 and 2021. Upon settlement in 2023, a portion of these vested shares were withheld to cover income taxes on behalf of our Co-Founders, leaving 7.6 million shares ultimately delivered to our Co-Founders and included in the weighted average number of common shares outstanding for basic loss per share in 2023. See "Note 15. Stock-Based Compensation" for additional information.

The following weighted average potentially dilutive shares are excluded from the computation of diluted loss per share for the periods presented because including them would have been anti-dilutive:

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Stock options, restricted stock awards and restricted stock units	46,606	31,587	28,858

17. Restructuring Plan

On August 7, 2023, our Board approved a plan to de-prioritize certain solutions under our pharma manufacturer solutions offering (the "Restructuring Plan"), which included (i) a reduction in force involving employees of our wholly-owned subsidiaries GoodRx and vitaCare; (ii) the entry into retention agreements with certain other employees for the purpose of maintaining business continuity; and (iii) the restructuring or termination of certain solutions and arrangements with our clients to better align with our strategic goals and future scale. The Restructuring Plan is part of our continued strategic focus on scaling and re-balancing our cost structure to drive improved profitability. The Restructuring Plan was substantially completed as of December 31, 2023 and estimated remaining costs to be recognized in 2024 are not material. As of December 31, 2023, the remaining liability associated with the Restructuring Plan was not material.

The following table summarizes restructuring related costs by type incurred for the year ended December 31, 2023:

(in thousands)	Year Ended December 31, 2023
Non-cash charges [1]	$ 55,723
Cash charges	
Personnel related costs [2]	9,430
Client contract termination costs [3]	10,000
Total restructuring related costs	$ 75,153

---

[1] Non-cash charges principally relate to (i) $46.7 million amortization of acquired intangible assets related to vitaCare and capitalized internal-use software that have been accelerated through December 31, 2023 and presented within depreciation and amortization in the consolidated statement of operations; and (ii) a $7.0 million loss on the disposal of certain capitalized software that were not yet ready for their intended use and presented within product development and technology expenses in the consolidated statement of operations. Non-cash charges also include $1.3 million loss on disposal of allocated goodwill attributable to vitaCare.

[2] Cash expenditures consist of termination charges arising from severance obligations, continuation of salaries and benefits over a 60-day transitional period during which impacted employees remained employed but were not expected to provide active service, and other customary employee benefit payments in connection with a reduction in force as well as retention charges for certain other employees. During the year ended December 31, 2023, $4.5 million of these costs was recognized in cost of revenue, $2.4 million in product development and technology, $2.2 million in sales and marketing with the remainder in general and administrative expenses in the consolidated statement of operations.

[3] Cash payment relating to the termination of certain contracts with a pharma manufacturer solutions client in connection with the Restructuring Plan, which was recognized as a reduction of revenue in the consolidated statement of operations.

18. Condensed Financial Information of Parent Company

GoodRx Holdings, Inc. has no material assets or standalone operations other than its ownership in its consolidated subsidiaries. Under the terms of debt agreements entered into by GoodRx, a wholly-owned subsidiary of GoodRx

Intermediate Holdings, LLC, which itself is a wholly-owned subsidiary of GoodRx Holdings, Inc., GoodRx is restricted from making dividend payments, loans or advances to GoodRx Intermediate Holdings, LLC and GoodRx Holdings, Inc. These restrictions have resulted in the restricted net assets (as defined in Rule 1-02 of Regulation S-X) of GoodRx and its subsidiaries to exceed 25% of the consolidated net assets of GoodRx Holdings, Inc. and its subsidiaries.

The condensed financial information is presented on a "parent-only" basis, and GoodRx Holdings, Inc.'s investment in its subsidiary is stated at cost plus equity in loss of subsidiary less distributions received from subsidiary since the date of acquisition. GoodRx Holdings. Inc.'s share of net loss of its subsidiary is included in net loss using the equity method of accounting.

During 2023, 2022 and 2021, GoodRx Holdings, Inc. received no dividends from its subsidiary.

The following table presents the parent-only balance sheets of GoodRx Holdings, Inc.:

	December 31,	
(in thousands, except par values)	2023	2022
Assets		
Cash	$ 5	$ 5
Other assets	164	—
Investment in subsidiary, net of distributions	761,790	814,822
Total assets	$ 761,959	$ 814,827
Liabilities and stockholders' equity		
Total liabilities	$ 1	$ —
Stockholders' equity		
Preferred stock, $0.0001 par value	—	—
Common stock, $0.0001 par value	40	40
Additional paid-in capital	2,219,321	2,263,322
Accumulated deficit	(1,457,403)	(1,448,535)
Total stockholders' equity	761,958	814,827
Total liabilities and stockholders' equity	$ 761,959	$ 814,827

The following table presents the parent-only statements of operations of GoodRx Holdings, Inc.:

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Equity in loss of subsidiary	$ (8,868)	$ (32,828)	$ (25,254)
Net loss	$ (8,868)	$ (32,828)	$ (25,254)

The following table presents the parent-only statements of cash flows of GoodRx Holdings, Inc.:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities			
Net loss	$ (8,868)	$ (32,828)	$ (25,254)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Equity in loss of subsidiary	8,868	32,828	25,254
Changes in assets and liabilities:			
Other assets	(164)	80	(23)
Other current liabilities	1	—	(87)
Net cash (used in) provided by operating activities	(163)	80	(110)
Cash flows from investing activities			
Distribution from subsidiary	162,287	113,117	22,777
Net cash provided by investing activities	162,287	113,117	22,777
Cash flows from financing activities			
Repurchases of Class A common stock	(103,974)	(101,721)	—
Proceeds from exercise of stock options	5,941	9,159	35,021
Employee taxes paid related to net share settlement of equity awards	(65,481)	(20,635)	(57,688)
Proceeds from employee stock purchase plan	1,390	—	—
Net cash used in financing activities	(162,124)	(113,197)	(22,667)
Net change in cash	—	—	—
Cash			
Beginning of period	5	5	5
End of period	$ 5	$ 5	$ 5

19. Subsequent Events

On February 27, 2024, our Board authorized a new stock repurchase program that authorized the repurchase of up to an aggregate of $450.0 million of our Class A common stock. See "Note 14. Stockholders' Equity" for additional information.

On February 20, 2024, we entered into the Fifth Amendment to First Lien Credit Agreement to amend our Revolving Credit Facility under the Credit Agreement to extend its maturity date from October 11, 2024 to July 11, 2025.

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Appendix

Quarterly Non-GAAP Financial Measures

The following table presents a reconciliation of net loss and revenue, the most directly comparable financial measures calculated in accordance with GAAP, to Adjusted EBITDA and Adjusted Revenue, respectively, and presents net loss margin, the most directly comparable financial measure calculated in accordance with GAAP, with Adjusted EBITDA Margin:

	Three Months Ended			
(dollars in thousands)		December 31, 2023		December 31, 2022
Net loss	$	(25,869)	$	(1,972)
Adjusted to exclude the following:				
Interest income		(8,474)		(5,445)
Interest expense		14,821		11,927
Income tax expense (benefit)		1,234		(2,773)
Depreciation and amortization		43,608		15,533
Financing related expenses		—		6
Acquisition related expenses		174		2,856
Restructuring related expenses		4,634		37
Legal settlement expenses		(2,900)		(1,300)
Stock-based compensation expense		28,778		29,414
Payroll tax expense related to stock-based compensation		268		143
Loss on operating lease assets		979		12,569
Gain on sale of business		—		(11,404)
Adjusted EBITDA	$	57,253	$	49,591
Revenue	$	196,644	$	184,109
Adjusted to exclude the following:				
Client contract termination costs	$	—		—
Adjusted Revenue	$	196,644	$	184,109
Net loss margin		(13.2%)		(1.1%)
Adjusted EBITDA Margin		29.1%		26.9%

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Corporate Information

Board of Directors

Douglas Hirsch
Chief Mission Officer
GoodRx Holdings, Inc.

Trevor Bezdek
Chairman of the Board
GoodRx Holdings, Inc.

Christopher Adams
Partner
Francisco Partners Mgmt, L.P.

Julie Bradley
Chief Executive Officer
RegimenMD, Inc.

Dipanjan Deb
Co-Founder and
Chief Executive Officer
Francisco Partners Mgmt, L.P.

Kelly J. Kennedy
Chief Financial Officer
Willow Innovations

Gregory Mondre
Co-Chief Executive Officer
Silver Lake

Agnes Rey-Giraud
Founder and Chairman
Acera Surgical, Inc.

Executive Officers

Scott Wagner
Interim Chief Executive Officer

Douglas Hirsch
Chief Mission Officer

Trevor Bezdek
Chairman of the Board

Karsten Voermann
Chief Financial Officer

Romin Nabiey
Chief Accounting Officer

Corporate Headquarters

GoodRx Holdings, Inc.
2701 Olympic Blvd.
Santa Monica, CA 90404
www.goodrx.com

Form 10-K Report

A copy of our Form 10-K for fiscal year 2023 filed with the Securities and Exchange Commission, is available at no charge by contacting Investor Relations or on our website at www.investors.goodrx.com

Common Stock

GoodRx Holdings, Inc. Class A common stock is listed on Nasdaq under the ticker symbol "GDRX"

Annual Meeting

The Annual Meeting of Stockholders will be held on June 6, 2024, 2:00 p.m. Pacific Time via live webcast. The Board of Directors has set April 8, 2024, as the record date for determination of stockholders entitled to vote at the annual meeting.

Independent Auditor

PricewaterhouseCoopers LLP
601 South Figueroa Street, Suite 900
Los Angeles, CA 90017

Transfer Agent Stockholder Services

Equitini Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005

Investor Relations

Whitney Notaro
wnotaro@goodrx.com